



Janus Henderson
GROUP PLC

YOUR BRIGHT FUTURE & OUR INVESTMENT EXPERTISE

2026

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

MAY 29, 2026

INVESTING IN A BRIGHTER FUTURE TOGETHER

ABOUT JANUS HENDERSON GROUP PLC

Janus Henderson is an independent global asset manager offering a broad range of investment solutions across all major asset classes to a client base around the world.

493.2bn	350+	25	2,000+
Client assets under management	Investment professionals	Offices globally	Employees

Investing in a Brighter Future Together



- Strong track record of long-term investment performance
- Renewed strategic direction and team
- Deep client relationships and world-class service
- Disciplined operating model
- Healthy balance sheet and capital use









Our Strategic Vision

Protect & Grow
Our core businesses

We have identified existing opportunities to better align resources to protect and grow our core businesses.

Amplify
Strengths not fully leveraged

Our research, portfolio management, and client service strengths can be amplified with adjacent products, channels, geographies, and vehicles.

Diversify
Where clients give us the right to win

We have identified significant white spaces in asset management where we can have the right to win, whether that is by filling gaps in investment teams or capabilities, or within channels or regions.

Data as of 31 December 2025.

MESSAGE FROM OUR BOARD CHAIR



JOHN CASSADAY
Chair

Dear Fellow Shareholder,

On behalf of our Board of Directors, we are pleased to invite you to the 2026 Annual General Meeting of Shareholders of Janus Henderson Group plc to be held on Friday, May 29, 2026, at 151 Detroit Street, Denver, Colorado 80206, USA, starting at 9:00 a.m. local time. Please read the following Notice of Annual General Meeting and Proxy Statement, as well as our 2025 Annual Report, carefully before you vote.

This proxy statement relates only to the Annual General Meeting of Shareholders. As previously disclosed, on December 21, 2025, Janus Henderson entered into a definitive merger agreement to be acquired by an investor group led by funds and investment vehicles associated with our largest shareholder, Trian Fund Management, L.P., and General Catalyst Group Management, LLC (the "**Proposed Merger**"). Completion of the merger is subject to the satisfaction of certain conditions, including shareholder and regulatory approvals. We will be holding a separate special meeting of shareholders to vote on the Proposed Merger. For additional information related to the merger, please refer to Janus Henderson's definitive merger proxy statement and other relevant materials filed with the SEC.

In 2025, Janus Henderson again demonstrated meaningful progress across the business. The Company delivered significantly improved financial results, with year-over-year increases in total adjusted operating income and adjusted diluted EPS of 36% and 35%, respectively; solid investment performance, with over 65% of assets outperforming peers over all time periods[1]; maintained a strong balance sheet, with net cash of $1.5 billion; and generated healthy cash flow of $720 million, which enabled us to return nearly $420 million to shareholders through dividends and share repurchases. Assets under management ("**AUM**") of $493.2 billion increased 30% to the highest level in Company history, reflecting strong investment performance and $56.5 billion of net inflows in 2025.

Driving this success is our dedication to our *Mission, Values, and Purpose*, or "**MVP**," along with our three "**Strategic Pillars**" of *Protect & Grow* our core businesses, *Amplify* strengths not fully leveraged, and *Diversify* where clients give us the right to win, which we use to guide our decision making and prioritization.

Our five core "**Values**" — *Clients Come First – Always, Execution Supersedes Intention, Together We Win, Diversity Improves Results,* and *Truth Builds Trust —* drive our behaviors and align our long-term goals with our "**Purpose**" of *Investing in a Brighter Future Together* with our clients, and their clients. For the past few years, we have used this letter to highlight a core Value and how colleagues living this Value have helped us to succeed and achieve our Purpose. It is fitting this year that we would highlight the Value of *Together We Win*, as a testament to the ongoing commitment and hard work of our valued employees.

Under the *Protect & Grow* Strategic Pillar, together we achieved positive annual net sales for our US Intermediary business for the third consecutive year, with a 4% net new money growth. Notably, the Asia Pacific Intermediary region experienced its best annual net flow result since 2021. Meanwhile, our *Amplify* efforts led to positive net sales for our active exchange traded funds ("**ETFs**"), which have impressively averaged 73% AUM growth per year since 2019. Strategic partnerships with Guardian Life and CNO Financial Group have further amplified our strengths in Fixed Income, Multi-Asset, and Model Portfolios, while enhancing our footprint in institutional markets and the insurance sector. Our *Diversify* Strategic Pillar saw our joint venture Privacore Capital advising on $2.5 billion raised in the private wealth channel, marking its presence on multiple wirehouses and platforms with two proprietary funds launched. Additionally, our Emerging Markets Private Investments team achieved a strategic milestone with $125.5 million committed in the first close of the Janus Henderson MENA Private Credit Fund IV.

We also invested in strengthening our global brand, cementing Janus Henderson as a trusted financial partner. Launched in March 2025, our global "Ampersand" brand campaign brings our theme of "Together" to life in the market and embodies our belief that working together is the way to work better. It represents the connection between us and our clients, as we bring people and ideas together to invest in brighter futures on behalf of more than 60 million[2] investors worldwide.

[1] *Investment performance data represents percentage of AUM outperforming the relevant benchmark over three years. See page 52 for additional time periods.*

[2] *Figure reflects the estimated number of individuals as of December 31, 2025, where either their current assets or future benefits are invested in Janus Henderson investment products and is based on JHG's AUM market share by country, the size of the investing population by country, and average account sizes, using industry and government data and internal estimates.*

Finally, the Proposed Merger offers compelling, immediate shareholder value while further enhancing our Mission. Trian and General Catalyst's interest in partnering with Janus Henderson is a powerful affirmation of our progress on our strategic initiatives and always keeping our clients at the forefront. It is a direct result of the power inherent in our *Together We Win* Value. Their support underscores the tangible momentum we have built together and reflects confidence in our long-term strategy and the exceptional talent driving it.

As we continue to build on these achievements, we remain focused on disciplined execution and strategic investments to ensure sustained growth and superior outcomes for all our stakeholders.

As a shareholder, it is important that your shares are represented at the 2026 Annual Meeting in person or by proxy. You may vote your shares by internet, telephone, or mail pursuant to the instructions included on the proxy card or voting instruction form. At the 2025 Annual Meeting, approximately 88% of all eligible votes were cast by shareholders, demonstrating the strong engagement and commitment of our shareholders to Janus Henderson.

In conclusion, on behalf of the Board of Directors, we thank you for your share ownership of Janus Henderson and your continued support. We hope you can attend our 2026 Annual Meeting.

Very truly yours,

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DATE
Friday,
May 29, 2026

TIME
9:00 a.m.
Denver Time

PLACE
Janus Henderson
Group plc
151 Detroit Street
Denver, Colorado
80206, USA

RECORD DATE
Monday,
April 13, 2026

AGENDA

	Proposals	Board Recommendation	More information Beginning on page
1	Elect 11 directors to serve on the Board until the 2027 Annual General Meeting of Shareholders	✔ **FOR** each director nominee	See Page **16**
2	Approve an increase in the cap on the aggregate amount of compensation that the Company may pay to its non-executive directors annually	✔ **FOR**	See Page **43**
3	Adopt a resolution, on an advisory basis, to approve the Company's executive compensation	✔ **FOR**	See Page **48**
4	Authorize the Company to repurchase its ordinary shares ("*common stock*")	✔ **FOR**	See Page **88**
5	Approve the reappointment and remuneration of auditors	✔ **FOR**	See Page **89**
6	Any other business, if properly raised for consideration at the Meeting		

YOUR VOTE IS IMPORTANT:
Please carefully review the proxy materials and follow the instructions on page 92 to cast your vote as soon as possible in advance of the 2026 Annual Meeting.

VOTING METHODS:
Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.

 **INTERNET**	 **BY TELEPHONE**	 **BY MAIL**	 **IN PERSON**
Visit the website on your proxy card or voting instruction form	Call the telephone number on your proxy card	Sign, date, and return your proxy card or voting instruction form	Attend the 2026 Annual Meeting in Denver, Colorado, USA. See page 92

WHO MAY VOTE:
Only holders of shares of the Company's common stock and UK Depositary Interests on April 13, 2026 (the "*Record Date*"), are entitled to notice of, to attend, and to vote at the 2026 Annual General Meeting of Shareholders (the "*2026 Annual Meeting*" or "*Meeting*") and at any adjournment or postponement thereof, provided such persons satisfy the applicable requirements described in the proxy materials. This 2026 Notice of Annual General Meeting and Proxy Statement is being mailed or made available to shareholders starting on or about April 17, 2026.

ATTENDING THE MEETING:
Please see page 92 for instructions on how to attend the Meeting in person or listen to the Meeting via a listen-only webcast or dial-in.

By order of the Board of Directors,

MICHELLE ROSENBERG
Chief Administrative Officer, General Counsel, and Company Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2026:
Our Proxy Statement for the 2026 Annual Meeting and 2025 Annual Report are available at **www.janushenderson.com/AGM2026**

TABLE OF CONTENTS

FREQUENTLY REFERENCED INFORMATION

PROXY SUMMARY

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Janus Henderson Group plc (the "**Board**") for the 2026 Annual Meeting to be held on Friday, May 29, 2026, at 9:00 a.m. Denver time. The following summary highlights selected information in this Proxy Statement. Please review this entire Proxy Statement and our 2025 Annual Report before voting your shares. Unless otherwise specified, "**JHG**," "**Janus Henderson**," the "**Company**," "**we**," "**us**," "**our**," and similar terms refer to Janus Henderson Group plc and "**common stock**" refers to JHG ordinary shares listed on the New York Stock Exchange ("**NYSE**").

2026 Annual Meeting Information

 Time and Date	 Location	 Record Date
9:00 a.m. Denver Time Friday, May 29, 2026	151 Detroit Street Denver, Colorado 80206	Monday, April 13, 2026

Matters to Be Voted on at Our 2026 Annual Meeting of Shareholders

Shareholders will be asked to vote on the following matters at the Annual Meeting of Shareholders:

1
Elect 11 directors to serve on the Board until the 2027 Annual General Meeting of Shareholders

 **FOR** each director nominee

See page 16

2
Approve an increase in the cap on the aggregate amount of compensation that the Company may pay to its non-executive directors annually

 **FOR**

See page 43

3
Adopt a resolution, on an advisory basis, to approve the Company's executive compensation

 **FOR**

See page 48

4
Authorize the Company to repurchase its common stock

 **FOR**

See page 88

5
Approve the reappointment and remuneration of auditors

 **FOR**

See page 89

6
Any other business, if properly raised for consideration at the Meeting

2025 Accomplishments

In 2025, we demonstrated significant progress across many areas of the business and believe we are squarely on the path to deliver consistent organic growth.



Executed Strategic Progress

We are in the execution phase of our strategy and have made progress across all three of our "*Strategic Pillars*" of *Protect & Grow* our core businesses, *Amplify* strengths not fully leveraged, and *Diversify* where clients give us the right to win:

- **Protect & Grow –** Annual net sales were positive for the US Intermediary business, our largest client segment, for the third consecutive year, resulting in 4% net new money growth. Net flows were positive for the Asia Pacific Intermediary region in 2025, marking the region's best annual net flow result since 2021.

- **Amplify –** Annual net sales were positive, in aggregate, for our suite of active exchange-traded funds ("*ETFs*"), which have delivered average AUM growth of 73% per year since 2019. We entered into strategic partnerships with Guardian Life and CNO Financial Group. The Guardian partnership amplifies our strengths in Fixed Income, Multi-Asset, and Model Portfolios, while expanding our presence in the institutional markets and insurance space. Our partnership with CNO Financial Group will provide long-term capital which we believe will further accelerate the growth of Victory Park Capital and expand the scale of investment capabilities for the benefit of our clients.

- **Diversify –** Our joint venture, Privacore Capital — which aims to capitalize on, and lead, the democratization of private alternatives in the private wealth channel — advised on $2.5 billion raised in the private wealth channel in 2025, is now selling on multiple wirehouses and platforms, and has launched two proprietary funds. Our Emerging Markets Private Investments team, formerly NBK Capital Partners, marked a strategic milestone with $125.5 million committed in the first close of the $300 million Janus Henderson MENA Private Credit Fund IV.



Improved Net Sales

Net sales improved significantly to $56.5 billion from $2.4 billion in 2024 and $(0.7) billion in 2023.



Delivered Improved Financial Results

2025 total adjusted operating income and adjusted diluted EPS increased 36% and 35%, respectively, compared to 2024.



Enhanced Brand

We invested to strengthen our brand globally and position Janus Henderson as a trusted financial partner. External surveys show we are making progress toward that goal.

[1] *Investment performance data represents percentage of assets under management ("**AUM**") outperforming the relevant benchmark over three years. See page 52 for additional time periods.*

[2] *For additional information, see Annex A, "Reconciliation of Non-GAAP Financial Measures."*

[3] *Calculated as total flows divided by beginning of period AUM.*

Financial Highlights

3-year Investment Outperformance[1]
- 2025: **65%**
- 2024: 72%
- 2023: 60%

Assets Under Management ($bn)
- 2025: **$493.2**
- 2024: $378.7
- 2023: $334.9

US GAAP Diluted Earnings per Share ("*EPS*")
- 2025: **$5.23**
- 2024: $2.56
- 2023: $2.37

US GAAP Operating Margin
- 2025: **31.5%**
- 2024: 26.1%
- 2023: 23.0%

Adjusted Diluted EPS[2]
- 2025: **$4.78**
- 2024: $3.53
- 2023: $2.63

Adjusted Operating Margin[2]
- 2025: **36.0%**
- 2024: 34.4%
- 2023: 30.9%

Net New Money Growth[3]
- 2025: **14.9%**
- 2024: 0.7%
- 2023: (0.2%)

Dividends per Share
- 2025: **$1.59**
- 2024: $1.56
- 2023: $1.56

Proposed Merger with Trian Fund Management and General Catalyst

As previously disclosed, on December 21, 2025, Janus Henderson entered a definitive merger agreement to be acquired by an investor group led by funds and investment vehicles associated with our largest shareholder, Trian Fund Management, L.P., and General Catalyst Group Management, LLC (the "**Proposed Merger**"). Completion of the merger is subject to the satisfaction of certain conditions, including shareholder and regulatory approvals. We will be holding a separate special meeting of shareholders to vote on the Proposed Merger. For additional information related to the Proposed Merger, please refer to Janus Henderson's definitive merger proxy statement and other relevant materials filed with the SEC.

This proxy statement relates only to the Annual General Meeting.

Director Nominee Snapshot

Our director nominees bring a wide array of backgrounds and perspectives alongside a broad range of skills and experiences that are critical to the Board's ability to provide effective oversight of the Company. They are seasoned leaders from global public companies, government service, and private organizations and have expertise managing risk, operations, finance, technology, human capital, and other areas important to our business, strategy, and operations. Their varying tenures strengthen our Board's oversight with a balance of historical perspectives about our Company and new insights.

Angela Seymour-Jackson, 59
Former CEO, RAC (Royal Automobile Club)
Director Since: 2017
Independent
Committee Memberships: Human Capital and Compensation, Risk

Josh Frank, 47
Partner and Member, Trian Investment Committee, Trian Fund Management, L.P.
Director Since: 2023
Committee Memberships: None

Eugene Flood Jr., 70
Former Executive Vice President, TIAA CREF
Director Since: 2017
Independent
Committee Memberships: Risk (Chair), Human Capital and Compensation

Leslie F. Seidman, 63
Former Chair, Financial Accounting Standards Board
Director Since: 2023
Independent
Committee Memberships: Audit (Chair), Governance and Nominations

Kevin Dolan, 72
Former Chief Executive Officer, AXA Investment Managers
Director Since: 2017
Independent
Committee Memberships: Audit, Governance and Nominations

Brian Baldwin, 43
Partner and Member, Trian Investment Committee, Trian Fund Management, L.P.
Director Since: 2022
Committee Memberships: None

Kalpana Desai, 58
Former Chief Executive, Macquarie Capital Asia
Director Since: 2017
Independent
Committee Memberships: Governance and Nominations (Chair), Audit

John Cassaday, 72
Chair of the Board, Janus Henderson Group plc
Director Since: 2022
Independent
Committee Memberships: Governance and Nominations

Anne Sheehan, 69
Former Director of Corporate Governance, California State Teachers' Retirement System
Director Since: 2022
Independent
Committee Memberships: Audit, Governance and Nominations

Alison Quirk, 64
Former Executive Vice President and Chief Human Resources Officer, State Street Corporation
Director Since: 2022
Independent
Committee Memberships: Human Capital and Compensation (Chair), Risk

Ali Dibadj, 50
Chief Executive Officer, Janus Henderson Group plc
Director Since: 2022
Committee Memberships: None










<3 YEARS

>6 YEARS

3-6 YEARS

Director Nominee Highlights

Our Board is Highly Qualified and Engaged

Our director nominees have significant experience in the areas most relevant to overseeing our Company's business and strategy. Please see the director skills matrix on page 17 for additional information.



Asset Management Industry

Client Focus & Distribution

Executive Leadership

Financial & Audit

Human Capital Management

International

Legal & Regulatory

Public Company Governance

Risk & Compliance Oversight

Strategy and M&A

Sustainability

Technology, Cybersecurity & AI

Average Age

61 years

3   2

3   3

- ≤49
- 50-59
- 60-69
- ≥70

Average Tenure

6 years

4   2

5

- <3 years
- 3-6 years
- >6 years

Racial/Ethnic Diversity

27%
Diverse

Gender

45%
Women

Board Committee Leadership

75%
Women Chairs

10
Board meetings held in 2025

96%
Overall Director attendance at meetings of the Board of Directors

42
Standing and special committee meetings held in 2025

Corporate Governance Highlights

Our Board and its committees are committed to high standards of corporate governance and have adopted thoughtful and effective practices and processes consistent with, and supportive of, our strategic objectives. For more information on our corporate governance program, please refer to page 33.



Board Oversight

- Board and committee oversight of key Company priorities, including strategy; risk management; human capital management; technology, cybersecurity, and artificial intelligence ("***AI***"); corporate social responsibility; responsible investing; and leadership succession planning.
- For more information on our Board's oversight roles and responsibilities, please refer to page 35.



Majority Independent Board

- All of our current directors are independent except for Ali Dibadj, who is our Chief Executive Officer, and Messrs. Baldwin and Frank, given the Proposed Merger and their relationship with Trian.
- Four standing Board committees: Audit, Governance and Nominations, Human Capital and Compensation, and Risk. Each committee is currently composed entirely of independent directors, and has a written charter that is reviewed annually and posted on our website.
- Independent Board Chair facilitates effective, independent Board oversight of management and the Company's strategic direction.
- Executive session of independent directors at each regularly scheduled Board and Board committee.



Annual Evaluations and Director Education

- Annual Board and committee evaluations to maintain and improve Board and committee performance and effectiveness.
- Evaluation process encompasses Company strategy, management, Board culture, Board materials and meeting practices, Board and committee Chair performance, Board and committee objectives and progress toward achieving them, and other areas specific to each committee.
- Comprehensive director education program utilizing internal and external experts on various topics to keep our Board well informed on developments impacting our business. Recent educational sessions have covered key industry trends; topical business issues; accounting, compliance, and regulatory developments; technology strategy and innovation; cybersecurity and AI; corporate social responsibility initiatives; human capital management and compensation; risk management; and corporate governance trends.



Shareholder Engagement

- Active, year-round shareholder engagement process where we meet with our shareholders and other key stakeholders via calls and meetings.
- Non-deal roadshows and participation at industry conferences.
- In 2025, management and the Investor Relations team conducted over 250 individual or group meetings with existing shareholders, representing approximately 55% of our common stock outstanding, and potential investors in the UK, Europe, Asia, and the US.



Corporate Governance Policies

- Stock Ownership Guidelines for directors and Chief Executive Officer ("***CEO***")
- Clawback Policy for executive officers
- Corporate Governance Guidelines
- Code of Business Conduct applies to all directors, officers, and employees
- Share Trading Policy prohibits, among other things, short-selling, hedging, and pledging of JHG shares

Executive Compensation Highlights

✔ WHAT WE DO

- ✔ Incorporate sound risk management and risk avoidance in our incentive plan design, including robust Board and management processes to identify and monitor risk
- ✔ Significant majority of NEO compensation is at-risk (96% for the CEO, 84% for other NEOs)
- ✔ 60% of our NEOs' total variable compensation consists of long-term incentive awards
- ✔ 60% of CEO equity awards granted as PSUs, with vesting contingent on a further three-year performance period
- ✔ Robust stock ownership guidelines (10x base salary for CEO and 3x for other NEOs)
- ✔ Regularly review the governance of our programs and revise to align with market best practices
- ✔ Active shareholder engagement program to seek and incorporate feedback
- ✔ Malus and clawback policies require us to recapture long-term incentive awards paid to an executive who engages in financial misconduct (including the misstatement of financial results)

✖ WHAT WE DON'T DO

- ✖ No change-in-control agreements or single-trigger vesting of award in connection with a change in control of the Company
- ✖ No gross-ups for potential excise taxes
- ✖ No dividends or dividend equivalents paid on unvested or unearned PSUs
- ✖ No automatic acceleration of vesting on long-term incentive awards on termination of employment, except upon death or disability
- ✖ No short selling, hedging, or pledging of JHG shares
- ✖ No special executive retirement pension benefits
- ✖ No excessive perquisites
- ✖ No decisions made solely based on market data
- ✖ No encouragement of excessive risk-taking

CEO 2025 Compensation Mix

35% 4%

96% Total Performance Based Compensation

23% 38%

- Base Salary
- Variable Compensation– Cash (STI)
- Variable Compensation– JHG Stock (time-vested)
- Variable Compensation– JHG Stock (performance-vested)

Other NEOs 2025 Compensation Mix

19% 16%

84% Total Performance Based Compensation

31% 34%

- Base Salary
- Variable Compensation– Cash (STI)
- Variable Compensation– JHG Stock (time-vested)
- Variable Compensation– JHG Stock (performance-vested)

	CEO Compensation	Other NEOs Compensation	Pay Type	Pay Element	Purpose
Base Salary	4%	16%	Fixed	Cash	• Provides fixed pay for performing day-to-day job responsibilities
Short-Term Incentive	38%	34%	At Risk Performance-Based Variable Compensation	Cash	• Performance-based variable compensation reinforces our pay-for-performance culture • Recognizes current year achievement of goals and objectives • Total award amount determined and divided into short and long-term incentives • All long-term incentive awards are subject to malus and clawback provisions
Long-Term Incentive	58%	50%		Time-Based Restricted Stock Units / Performance-Based Share Units	




Human Capital Management Highlights

Our People Strategy

An important part of *Investing in a Brighter Future Together* is how we attract, develop, and retain our people.



Strategic Talent Acquisition

We continued to improve the efficiency and effectiveness of our hiring practices. In 2025, we:

- Attracted top-tier talent, including a Deputy Chief Financial Officer, Chief Operations & Transformations Officer, and a number of key senior investment professionals.
- Expanded our Early Careers program to over 50 entry-level opportunities across more than 40 schools, with 40% of hires from underrepresented groups. Applications increased by 214% year-over-year.
- Launched a new career site that brings our refreshed brand to life and delivers an improved, more seamless candidate experience to strengthen overall talent attraction.



Total Rewards

We advanced our total compensation strategy to reinforce a pay-for-performance culture and support employee well-being. In 2025, we:

- Increased employee confidence in the link between performance and bonus outcomes through clearer communication and targeted "how to talk about pay" manager training.
- Modernized benefits offerings, including the launch of a new UK benefits platform, enhancements to US healthcare and retirement plans, and the integration of wellbeing resources into our total rewards package.



Talent Development and Succession

We made significant progress in identifying and developing our future leaders. In 2025, we:

- Identified "ready now" and "short term" successors for the majority of executive and senior investment roles.
- Launched Leadership Academy 2.0, offering four tailored tracks — Amplify (top talent), Advance (experienced managers), Activate (new managers), and Aspire (early-career high performers) — to support leadership development at all levels.
- Standardized corporate titles to clarify career progression and increased average span of control, creating a leaner organizational structure.



Performance Management

We continued to embed our *Mission, Values, and Purpose* and leadership expectations into our performance management framework. In 2025, we:

- Integrated the "Expectations of Leaders" framework and MVP values into performance evaluations, ensuring that both results and behaviors are assessed.
- Delivered targeted development for managers through Leadership Academy sessions and "Manager Sprints," improving consistency in goal setting, feedback, and performance differentiation.
- Expanded 360-degree feedback processes to support leadership development and accountability.

For more information on our *Mission, Values, and Purpose,* please see the next page.



Learning and Career Development

We enhanced our learning infrastructure and career development offerings to support employee growth. In 2025, we:

- Expanded course offerings, including Microsoft Power BI (business intelligence) and Copilot (AI) training
- Launched our first Python certification program, reducing learning time from six months to three.
- Hosted Career Week with participation from over 600 employees and delivered more than 60 team offsite workshops to build team cohesion and critical skills.



Culture and Engagement

We continued to foster a values-driven culture and high employee engagement. In 2025, we:

- Achieved an Employee Engagement Index of 82%, a nine-point increase year-over-year and the highest in eight years.
- Expanded the scope of the People department to include Facilities Management, Employee Travel, Workplace Culture, Global Payroll, and M&A Integration, enabling a more integrated employee experience.
- Successfully integrated teams from strategic partnerships with no disruption to client service or culture, supported by MVP-aligned onboarding and cultural assimilation efforts.
- Organized a series of "meet and greet" sessions designed to bring together non-executive directors and employees.

Mission, Values, and Purpose

Along with our three Strategic Pillars, our *Mission, Values, and Purpose* (“***MVP***”) guides our decision making and prioritization and defines who we are and what we stand for, not just for today, but what we want to be in the future. Our MVP serves as a unifying force to guide how we work together to deliver value to our clients, colleagues, and communities.

- **Mission.** Our Mission is to help clients define and achieve superior financial outcomes through differentiated insights, disciplined investments, and world-class service.
- **Values.** Our five core Values drive our behaviors and align our long-term goals with our Purpose: *Clients Come First – Always, Execution Supersedes Intention, Together We Win, Diversity Improves Results,* and *Truth Builds Trust.*

Clients Come First – Always

This is central to how we set priorities, make decisions, and deliver on objectives.

In all interactions and services offered, we aim to make it as easy as possible for our clients.

Execution Supersedes Intention

The best intentions count for nothing if results fall short.

We recognize this and act with accountability to come together to deliver on commitments.

Together We Win

Working, and winning, together applies at all levels – across our Company, with our clients, and the communities in which we live and work.

Diversity Improves Results

We shape our approach around diverse and inclusive perspectives, and value new ideas that challenge the status quo.

Truth Builds Trust

Authenticity and transparency are actively demonstrated and encouraged between our colleagues and in our interactions with clients, stakeholders, and communities.

- **Purpose.** Our Purpose, “*Investing in a Brighter Future Together,*” is a collective commitment to a future that benefits all stakeholders.


PURPOSE
Investing in a brighter future together
MISSION
We help clients define and achieve superior financial outcomes through differentiated insights, disciplined investments, and world-class service
STRATEGY
PROTECT & GROW OUR CORE
AMPLIFY OUR STRENGTHS
DIVERSIFY WHERE WE HAVE THE RIGHT
VALUES
CLIENTS COME FIRST – ALWAYS
EXECUTION SUPERSEDES INTENTION
TOGETHER WE WIN
DIVERSITY IMPROVES RESULTS
TRUTH BUILDS TRUST

ELECTION OF DIRECTORS

The Board has nominated 11 directors to serve on the Board until the 2027 Annual General Meeting of Shareholders (the "**2027 Annual Meeting**") and until their respective successors are duly elected and qualified or their earlier resignation or removal, unless the closing of the Proposed Merger occurs prior to such date. All of the nominees currently serve on our Board of Directors.

If any nominee becomes unable to serve, proxies will be voted for the election of such other person as the Board may designate, unless the Board chooses to reduce the number of directors. Each of the nominees has consented to serve as a nominee, to be named in this Proxy Statement, and to serve on the Board if elected.

The text of the resolutions in respect of Proposal 1 (which are proposed as ordinary resolutions) is as follows:

RESOLVED,

- That Brian Baldwin be elected as a director of the Company.
- That John Cassaday be elected as a director of the Company.
- That Kalpana Desai be elected as a director of the Company.
- That Ali Dibadj be elected as a director of the Company.
- That Kevin Dolan be elected as a director of the Company.
- That Eugene Flood Jr. be elected as a director of the Company.
- That Josh Frank be elected as a director of the Company.
- That Alison Quirk be elected as a director of the Company.
- That Leslie F. Seidman be elected as a director of the Company.
- That Angela Seymour-Jackson be elected as a director of the Company.
- That Anne Sheehan be elected as a director of the Company.

Vote Required and Recommendation

As an ordinary resolution, a director will be elected if the number of votes cast "FOR" his or her election exceeds 50% of the total number of votes cast on this matter. Abstentions and broker non-votes are not considered votes cast and will not impact the outcome of this proposal.

 Our Board of Directors unanimously recommends that you vote FOR each of the 11 nominees

Board Nominee Skills and Expertise

We believe that for the Board to guide the Company's strategy, provide effective oversight, and lead us towards sustained, long-term success, it must be composed of directors with a broad mix of experience and expertise. The table below highlights the mix of key skills and qualifications that led the Board, as recommended by the Governance and Nominations Committee, to nominate each director for election.

Each "●" in the table below denotes a particular area of experience and expertise and indicates a primary qualification supporting the director's nomination. A "○" denotes an area in which a director has other demonstrated proficiency and indicates an additional qualification supporting the director's nomination. The lack of a mark does not mean a director does not possess meaningful experience or skill in that area.

	Baldwin	Cassaday	Desai	Dibadj	Dolan	Flood Jr.	Frank	Quirk	Seidman	Seymour-Jackson	Sheehan
Asset Management Industry Extensive knowledge of the asset management or financial services industry	●	○	●	●	●	●	●	●	○	○	●
Client Focus & Distribution Meaningful experience in marketing, distribution, or customer service, preferably in the financial services industry	○	●	○	●	●	●	○	○		●	
Executive Leadership CEO or other C-suite executive experience with a publicly listed company, a major division of a multinational company, or other complex government or NGO entity	○	●	●	●	●	●	○	●	○	●	○
Financial & Audit Relevant experience, education, or expertise in financial and audit matters, including an understanding of GAAP, financial statements, accounting principles, and internal controls	●	○	●	●	●	●	●	○	●	○	●
Human Capital Management Extensive knowledge of human capital matters, including recruitment, performance management, compensation, and corporate culture	●	●	○	●	●	●	●	●	○	●	○
International Experience managing multinational business operations and/or proven knowledge of overseas markets	●	○	●	●	●	○	●	●	○		
Legal & Regulatory Broad experience dealing with government, regulatory, and legal matters	○	○	○	●	○	○	○	○	●	○	●
Public Company Governance Substantive understanding of public company corporate governance, regulatory, and disclosure matters	●	●	●	●	●	●	●	●	●	●	●
Risk & Compliance Oversight Relevant risk management experience, including responsibility for oversight of risk management frameworks and systems	○	○	○	○	○	●	○	○	●	●	○
Strategy and M&A Expertise in the development, implementation, or oversight of strategic plans and evaluation, execution, or integration of M&A transactions	●	●	●	●	●	○	●	●	●	○	○
Sustainability Experience or education in managing financially material risks and opportunities related to climate, social, or governance considerations in our business and strategy	○		●	○	○		○	○	●	○	●
Technology, Cybersecurity & AI Relevant experience or education related to supervision of information technology assets; cybersecurity; and/or AI innovation, integration, or policy oversight.	○		○	○		●	○		○	○	○

Board Nominee Biographies

Set forth below are biographies for each of the 11 directors nominated by the Board for election at the 2026 Annual Meeting.

Brian Baldwin

Non-Executive Director



Age: 43

Director Since: 2022

Board Committees:

- None

Other Current Public Boards:

- Rentokil Initial plc
  (NYSE & LON: RTO)

Former Public Boards:

- nVent Electric plc
  (NYSE: NVT)
  2018 – May 2020

KEY EXPERIENCE AND QUALIFICATIONS

- **Asset Management Industry:** Mr. Baldwin brings to the Board over 20 years of experience in the asset management industry and has played a leadership role in all of Trian's financial services investments. As a senior member of Trian's Investment team, he has worked to implement operational and strategic improvements at numerous public asset managers and has significant experience in M&A in the asset management sector.
- **Strategy and M&A:** In both his role with Trian and as a director for other public companies, Mr. Baldwin has helped numerous boards successfully formulate and implement strategies to compete more effectively in their respective industries and brings valuable expertise in executing M&A, gained through his deep involvement in numerous transformational transactions throughout his career.
- **Public Company Governance:** Mr. Baldwin has worked directly with multiple boards to implement best-in-class corporate governance practices and resolve complex corporate governance matters, including with regards to succession and compensation and has served as a member of the compensation and/or governance committee for several companies.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Trian Fund Management, L.P.
  - Member, Trian Investment Committee (June 2023 – current)
  - Partner (2013 – current)
  - Member, Trian Investment team (2007 – current)
  - Senior Analyst (2007 – June 2023)
- Analyst, Merrill Lynch Global Private Equity (2005 – 2007)

EDUCATION

- BS (*summa cum laude*), The Wharton School at the University of Pennsylvania

John Cassaday

Chair of the Board and Non-Executive Director



Independent

Age: 72

Director Since: 2022

Board Committees:

- Governance and Nominations

Other Current Public Boards:

- None

Former Public Boards:

- Sleep Country Canada Holdings Inc.
  (TSX: ZZZ)
  2015 – October 2024

- Manulife Financial Corp. (Chair)
  (NYSE: MFC)
  1993 – February 2023

- Sysco Corp.
  (NYSE: SYY)
  2004 – November 2022

- Spin Master Corp. (Lead Independent Director)
  (TSX: TOY)
  2015 – 2018

KEY EXPERIENCE AND QUALIFICATIONS

- **Executive Leadership:** Mr. Cassaday is a seasoned leader who brings a wealth of executive leadership experience, gained through his 25-year tenure as a CEO as well as other chair and lead director board positions across multiple industries and countries.

- **Public Company Governance:** With over 35 years of public company chair and director experience, including membership on the corporate governance committee of a multinational company, Mr. Cassaday offers a deep understanding of public company corporate governance practices, risk management frameworks, and business strategy and development.

- **Human Capital Management:** Mr. Cassaday's past service as CEO and chair of multiple human capital and compensation committees provides him with significant expertise in guiding human capital management strategies, including talent development, succession planning, compensation philosophy, and workplace environment and culture.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Director, Rival Group Inc. (November 2025 – current)
- Director, Irving Oil Ltd. (2009 – March 2023)
- President and CEO, Corus Entertainment Inc. (1999 – 2015)
- Executive Vice President, Shaw Communications (1997 – 1999)
- President and Chief Executive Officer, CTV Television Network (1990 – 1997)
- President – Canada and United Kingdom, Campbell Soup Company (1984 – 1990)

EDUCATION

- BA, University of Western Toronto
- MBA (*honors*), Rotman School of Management of the University of Toronto

Kalpana Desai

Chair, Governance and Nominations Committee and Non-Executive Director



Independent

Age: 58

Director Since: 2017

Board Committees:

- Governance and Nominations (Chair)
- Audit

Other Current Public Boards:

- Pacific Basin Shipping Limited *(HKEX: 2342)*

Former Public Boards:

- Canaccord Genuity Group, Inc. *(TSX: CF)* *2013 – 2019*

KEY EXPERIENCE AND QUALIFICATIONS

- **Strategy and M&A:** Ms. Desai has extensive experience leading and executing complex, high-profile, and transnational M&A, and related equity and debt transactions, from her role leading Merrill Lynch's Asia-Pacific M&A business for over a decade, leading Macquarie Capital's Asian investment banking and principal investment business, and as a member of the Takeovers and Mergers Panel of the Hong Kong Securities and Futures Commission.

- **International:** Ms. Desai brings significant international advisory and investment banking experience and broad exposure to global business markets, having served in C-level and other senior leadership roles for over two decades in the European and Asia-Pacific regions, including oversight of Macquarie Capital's risk management, compliance procedures, financial reporting, and business governance across 13 countries in Asia.

- **Financial & Audit:** Ms. Desai leverages valuable knowledge of accounting standards and financial reporting rules and regulations gained through high-level experience in various multinational financial services divisions across the globe, as well as service for UK Government Investments, the UK government's center of corporate finance and corporate governance expertise owned by His Majesty's Treasury. Ms. Desai qualifies as an "*audit committee financial expert*" as defined by SEC rules.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Director, UK Government Investments (September 2022 – September 2025)
- Member, Takeovers and Mergers Panel, Hong Kong Securities and Futures Commission (2007 – 2014)
- Chief Executive, Macquarie Capital Asia (2009 – 2013)
- Various positions of increasing seniority, including Head of Asia Pacific Mergers & Acquisitions group and Managing Director (since 2000), Investment Banking Division, Bank of America Merrill Lynch (Hong Kong) (1998 – 2009)
- Previous roles in the Corporate Finance divisions of Barclays de Zoete Wedd (now part of UBS) (Hong Kong and London) and J. Henry Schroder Wagg (now part of Citigroup) (London) and in the Financial Services Consulting division of PricewaterhouseCoopers (London)

EDUCATION

- BS in Economics (*honors*), London School of Economics and Political Science
- Qualified as a Chartered Accountant at PricewaterhouseCoopers (London) (1991); Fellow, Institute of Chartered Accountants of England and Wales
- Corporate Director Certificate, Harvard Business School

Ali Dibadj

Chief Executive Officer, Janus Henderson Group plc



Age: 50

Director Since: 2022

Board Committees:

• None

Other Current Public Boards:

• Sysco Corp.
  (NYSE: SYY)

Former Public Boards:

• None

KEY EXPERIENCE AND QUALIFICATIONS

• **Executive Leadership:** Mr. Dibadj has proven experience leading and motivating complex, global teams across industries to develop and execute strategy and articulate vision to achieve operational excellence, cross-functional collaboration, and measurable success.

• **Asset Management Industry:** Mr. Dibadj brings decades of asset management experience, having served in a number of key roles, including research analyst, portfolio manager, Head of Strategy, and CFO, giving him the ability to offer broad insights into financial markets and our industry. He has been ranked the number one analyst 12 times in a row by Institutional Investor and received an induction into the Institutional Investor Hall of Fame.

• **Strategy and M&A:** Mr. Dibadj has successfully led numerous strategic M&A transactions that have significantly enhanced organizational value and competitive positioning, and he leverages his executive leadership skills to manage successful post-merger integrations.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

• Chief Executive Officer, Janus Henderson Group plc (June 2022 – current)

• AllianceBernstein

  – Chief Financial Officer and Head of Strategy (February 2021 – March 2022)

  – Head of Finance and Strategy (March 2020 – February 2021) (overlapping role)

  – Equities Portfolio Manager and Senior Analyst (2017 to March 2022) (overlapping role)

  – Senior Analyst (2006 to March 2020)

• Previously, spent almost a decade in management consulting, including with McKinsey & Company and Mercer, and worked for the law firm Skadden, Arps, State, Meagher & Flom LLP

EDUCATION

• BS (*magna cum laude*) in Engineering Sciences with a specialization in Electrical Engineering, Harvard College

• Juris Doctorate (*cum laude*) with a focus on Law and Business, Harvard Law School.

Kevin Dolan

Non-Executive Director



Independent

Age: 72

Director Since: 2017

Board Committees:

- Audit
- Governance and Nominations

Other Current Public Boards:

- None

Former Public Boards:

- Alliance Capital
  1995 - 2001
- Donaldson Lufkin & Jenrette
  1996 - 2000

KEY EXPERIENCE AND QUALIFICATIONS

- **Asset Management Industry:** Mr. Dolan brings over 40 years of demonstrated senior executive experience in the asset management industry, including as CEO of a large global asset management company with operations across Asia, Europe, the UK, and the US.
- **Strategy and M&A:** As the former CEO of multiple global asset management companies, Mr. Dolan brings considerable expertise in leading transformational corporate transactions, including strategy development, communication, and execution through numerous acquisitions in traditional asset management, alternative investments, and private equity.
- **Executive Leadership:** Mr. Dolan has led a number of large, multinational asset management organizations, giving him the ability to articulate a vision, outline a detailed strategy, hire and motivate key people, and engage with shareholders to raise necessary capital.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Founding Partner, Anafin LLC
- Senior Advisor, One Peak Partners (2012 – current)
- Director, Meeschaert Gestion Privée (Paris) (2011 – 2015)
- Chief Executive, La Fayette Investment Management (UK) Ltd. (2007 – 2009)
- Chief Executive - Asset Management division, Bank of Ireland Group (2004 – 2007)
- Chief Executive, Edmond de Rothschild Asset Management (2001 – 2004)
- AXA Group (pre-2001)
  - Chief Executive Officer, AXA Investment Managers (Paris) SA
  - Global Deputy Chief Executive Officer, AXA Investment Management

EDUCATION

- BS in Business Administration, Georgetown University

Eugene Flood Jr.

Chair, Risk Committee and Non-Executive Director



Independent

Age: 70

Director Since: 2017

Board Committees:
- Risk (Chair)
- Human Capital and Compensation

Other Current Public Boards:
- First-Citizens BancShares *(NASDAQ: FCNCA)*

Former Public Boards:
- None

KEY EXPERIENCE AND QUALIFICATIONS

- **Asset Management Industry:** Mr. Flood brings over 30 years of expertise in investment management, mutual fund, and investment adviser services within the global asset management industry. His experience spans line, executive, and board-level leadership roles in firms operating across institutional and retail markets worldwide, encompassing all major asset classes in both public and private sectors.

- **Risk & Compliance Oversight:** Mr. Flood has a long-tenured history of risk oversight positions in both sell-side and buy-side firms, including trading desks, market-making positions, and portfolio management positions, and has interacted extensively with risk management professionals around the world. In addition to his service on multiple risk committees, Mr. Flood actively regularly attends risk management conferences and has spoken and written on the subject.

- **Financial & Audit:** Mr. Flood leverages deep knowledge of financial and audit-related matters, gained through Board service for three companies with over $200 billion in assets and several other for-profit and non-profit organizations. He has served on the Board of Trustees of the Financial Accounting Foundation, the governing body for its standard-setting Boards, in addition to the Financial Accounting Standards Board (FASB), the Governmental Accounting Standards Board (GASB), and their Advisory Councils.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Senior Advisor, 33 Capital Management, (September 2023 – current)
- Director, Grubb Properties (May 2022 – current)
- Member of the Investment Committee (May 2022 – current), Director (January 2026 – current), and member of the Board of Trustees (January 2025 – current) Boston Children's Hospital
- Director, Research Corporation for Science Advancement (2015 – current)
- Advisory Board (Chair), Institute for Global Health and Infectious Diseases at the University of North Carolina Chapel Hill (2014 – current)
- TIAA CREF
  - Executive Vice President (2011 – 2012)
  - Trustee and Investment Committee (Chair), CREF and TIAA CREF Mutual Fund (2003 – 2010)
- President and CEO, Smith Breeden Associates (2000 – 2010)
- Various trading and investment positions, Morgan Stanley (1987 – 1999)
- Assistant Professor of Finance, Stanford Business School (1982 – 1987)
- Trustee, Financial Accounting Foundation (2016 – December 2020)
- Director, The Foundation for the Carolinas (2012 – 2015)

EDUCATION

- BA in Economics, Harvard University
- PhD in Economics, Massachusetts Institute of Technology

Josh Frank

Non-Executive Director



Age: 47

Director Since: 2023

Board Committees:

• None

Other Current Public Boards:

• The Magnum Ice Cream Company *(NYSE: TMICC)*

Former Public Boards:

• Sysco Corp. *(NYSE: SYY)* *2015 – August 2021*

KEY EXPERIENCE AND QUALIFICATIONS

• **Strategy and M&A:** As a Partner at Trian, Mr. Frank has worked closely with management teams and boards of companies across industries to set strategic priorities, outline operating initiatives intended to drive long-term value creation, align compensation and incentive programs with strategy, and advise on capital allocation decisions from bolt-on acquisitions to transformative M&A and portfolio change.

• **Public Company Governance:** Foundational to his work at Trian, Mr. Frank has worked with public companies to strengthen governance practices including board composition, compensation programs, long-term strategy, and risk management.

• **Asset Management Industry:** Mr. Frank's experience as a Partner at Trian provides valuable insights for managing an asset management company, including working with capital formation and distribution teams to build client and asset bases, navigating capital markets across economic cycles, strengthening talent development, and guiding investment activities.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

• Trian Fund Management, L.P.
  – Member, Trian Investment Committee (June 2023 – current)
  – Partner (2011 – current)
  – Member, Trian Investment team (2005 – current)
  – Co-Head of Research (2020 – May 2023)

• Associate, Corporate Development, Triarc Companies, Inc. (2003 – 2007)

• Various roles at Credit Suisse First Boston in the Mergers & Acquisitions and Healthcare Investment Banking groups (2001 – 2003)

EDUCATION

• BA (*cum laude*) in Economics, Yale University

Alison Quirk

Chair, Human Capital and Compensation Committee and Non-Executive Director



Independent

Age: 64

Director Since: 2022

Board Committees:

- Human Capital and Compensation (Chair)
- Risk

Other Current Public Boards:

- Clean Harbors Inc. *(NYSE: CLH)*

Former Public Boards:

- Legg Mason Global Asset Management *(NYSE: LM) 2017 – August 2020*

KEY EXPERIENCE AND QUALIFICATIONS

- **Human Capital Management:** Ms. Quirk brings an invaluable depth of human resources expertise to our Board, gained through her chair roles on various compensation committees as well as Chief Human Resources and Citizenship Officer at State Street Corp, where she was responsible for all aspects of human resources and corporate citizenship and led an international team through the critical challenges of the global financial crisis.

- **Executive Leadership:** Ms. Quirk has served on the executive and management committees of several companies with responsibilities for setting overall corporate strategy and has advised executives in all manners of executive leadership for more than 30 years.

- **Strategy and M&A:** Ms. Quirk has a tenured background of working in very acquisitive organizations and led many large, complex acquisitions and integrations, including as part of a management committee where she collaborated with other colleagues in evolving, setting, and executing in support of corporate strategies.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Independent Compliance Committee, Wynn Resorts (January 2021 – October 2024)
- Various executive roles at State Street Corporation, including Executive Vice President, Chief Human Resources and Corporate Citizenship Officer, and as a member of the Management Committee, the company's senior-most strategy and policy-making group (2002 – 2017)
- Director, Boston Financial Data Services (2009 – 2017)

EDUCATION

- BA, University of New Hampshire

Leslie F. Seidman

Chair, Audit Committee and Non-Executive Director



Independent

Age: 63

Director Since: 2023

Board Committees:

- Audit (Chair)
- Governance and Nominations

Other Current Public Boards:

- Moody's Corporation *(NYSE: MCO)*

Former Public Boards:

- General Electric Company *(NYSE: GE) 2018 – May 2023*

KEY EXPERIENCE AND QUALIFICATIONS

- **Financial & Audit:** Ms. Seidman has over 30 years of experience in the accounting and auditing profession and offers specialized expertise in financial accounting, corporate disclosure, and audit. She has served as the chair and board member of the Financial Accounting Standards Board (FASB), as an officer at a global financial institution, as an auditor at a global accounting firm, and has chaired the audit committee of other complex, global public companies. Ms. Seidman qualifies as an "*audit committee financial expert*" as defined by SEC rules.
- **Public Company Governance:** With over a decade of service on numerous company boards of other complex, global public companies, Ms. Seidman has played a key role in advising on significant M&A transactions, corporate restructurings, CEO and board transitions, technology transformations, corporate reporting, and enterprise risk management.
- **Legal & Regulatory:** Ms. Seidman brings meaningful, in-depth knowledge of regulatory matters, gained through her tenure at FASB, as a Public Governor of the Financial Industry Regulatory Authority, and as a member of the Regulatory Policy committee, where she worked closely with the Securities and Exchange Commission, Federal Reserve, and other national and global regulators.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Public Governor, Financial Industry Regulatory Authority (FINRA) (2014 – 2019)
- Financial Accounting Standards Board (FASB)
  - Member (2003 – 2010)
  - Chair (2010 – 2013)
- J.P. Morgan (now JPMorgan Chase)
  - VP Accounting Policy (1992 – 1996)
  - Senior Financial Accountant, Assistant Vice President (1987 – 1992)
- Auditor, Arthur Young (now EY) (1984 – 1987)
- Founder and managing member of a financial reporting consulting firm that served global financial institutions, law firms, and accounting firms (1999 – 2003)

EDUCATION

- BA in English (*cum laude*) from Colgate University
- MS in Accounting from New York University Stern School of Business
- Certified Public Accountant (CPA)
- Certifications in cybersecurity and ESG oversight

Angela Seymour–Jackson

Non-Executive Director



Independent

Age: 59

Director Since: 2017

Board Committees:

- Human Capital and Compensation
- Risk

Other Current Public Boards:

- Page Group plc (LON: PAGE)
- Future plc (LON: FUTR)
- Trustpilot Group plc (LON: TRST)

Former Public Boards:

- Rentokil Initial plc (NYSE & LON: RTO) 2012 – May 2021
- GoCompare.com (LON: GOCO) 2016 – February 2021
- esure Group plc (LON: ESUR) 2015 – 2018

KEY EXPERIENCE AND QUALIFICATIONS

- **Client Focus & Distribution:** Ms. Seymour-Jackson brings over two decades of senior and C-level marketing and distribution experience at large multinational companies across direct to consumer and institutional sectors. Ms. Seymour-Jackson has secured significant and long-term strategic partnerships often involving new platform and technology adoption. She also brings deep understanding of consumer brand and direct to consumer businesses.
- **Public Company Governance:** Throughout Ms. Seymour-Jackson's tenure on numerous boards across a variety of industries, she has helped lead IPOs, demergers, portfolio restructuring, and played a crucial role in shareholder engagement on strategic matters.
- **Human Capital Management:** Ms. Seymour-Jackson's significant director and chair experience on various compensation committees provides her with valuable human capital management leadership experience, including compensation policy development and implementation and shareholder and proxy engagements.

CAREER HIGHLIGHTS CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Chair, Janus Henderson UK (Holdings) Limited (the UK parent financial holding company of the legacy Henderson Group) (July 2021 – current)
- Chair, Janus Henderson Investors UK Limited (2019 – current)
- Deputy Chair, Pikl Insurance Services Limited (2019 – current)
- Senior Advisor, Lloyds Banking Group (2016 – 2017)
- Managing Director, Workplace Solutions division, Aegon UK (2012 – 2106)
- Chief Executive Officer, RAC (Royal Automobile Club) Motoring Services Limited (2010 – 2012)
- Distribution Director, AVIVA Life and Pensions (2008 – 2010)
- Director of Distribution, AVIVA Consumer and Partnerships (2006 – 2008)

EDUCATION

- BA (*honors*) in French and European studies, University of East Anglia
- Wharton Business School – Executive Leadership and Strategy program
- INSEAD – Leadership and Strategy program
- Chartered Institute of Marketing diploma

Anne Sheehan

Non-Executive Director



Age: 69

Director Since: 2022

Board Committees:

- Audit
- Governance and Nominations

Other Current Public Boards:

- Victoria's Secret & Co. *(NYSE: VSCO)*

Former Public Boards:

- Cohn Robbins Holdings Corp. *2016 – March 2023*

KEY EXPERIENCE AND QUALIFICATIONS

- **Asset Management Industry:** During her tenure as a Director in the Investment office of CalSTRS, the largest teacher's pension fund with AUM of over $350 billion, Ms. Sheehan managed a portfolio of over $4 billion in active equities, helped to create and structure the sustainability strategy for the fund, and led the selection of outside managers to run the portfolio.
- **Sustainability:** Ms. Sheehan is a demonstrated leader in responsible investing within the asset management industry. As a founding member of the Sustainability Standards Board, she helped create a now-international sustainability reporting framework for companies and has played an active role within a number of investment coalitions advocating for responsible reporting by our portfolio companies to enhance information available to investors to evaluate risk and return.
- **Legal & Regulatory:** Ms. Sheehan has focused much of her career on legal and regulatory changes affecting institutional investors, giving her unique experience to be able to consider legal and regulatory changes impacting the asset management industry. She worked closely with Congressional staff during the development of the Dodd-Frank Act to enhance shareholder rights and, under her leadership, her CalSTRS unit frequently commented on proposed rulemakings from the SEC CFTC and other regulatory bodies impacting investors.

CAREER HIGHLIGHTS AND OTHER EXPERIENCE OF NOTE

- Advisory Board, Rock Center for Corporate Governance of Stanford Law School (2019 – current)
- Senior Advisor, PJT Camberview (2018 – current)
- Advisory Board, Weinberg Center for Corporate Governance at the University of Delaware (2014 – June 2025)
- Stakeholder Advisory Committee, Wells Fargo & Company (2016 – March 2023)
- Director of Corporate Governance, California State Teacher's Retirement System (CalSTRS) (2008 – 2018)
- Chair, US Securities and Exchange Commission's Investor Advisory Committee (2012 – June 2020)
- Co-Chair, NASDAQ Listing and Hearings Council (2010 – 2015)
- Founder, Investor Stewardship Group
- Qualifies as an "*audit committee financial expert*" as defined by SEC rules.

EDUCATION

- BA in Political Science and History, University of Colorado

Director Criteria and Nomination Process

The Company seeks a Board with an appropriate balance of skills, knowledge, experience, independence, and range of perspectives among its members to enable it to oversee the Company's strategy, discharge its duties and responsibilities, and to provide effective governance of the Company. The Board has delegated the process for identifying and screening potential director candidates to the Governance and Nominations Committee ("***GNC***"). When the GNC determines it is desirable to add a director or fill a vacancy on the Board, it identifies a pool of qualified individuals and, following a thorough evaluation process, makes recommendations to the Board. The GNC may engage a third-party search firm to help identify and evaluate a wider pool of qualified candidates.



Independent Directors
Shareholders
Independent Search Firms
Our People
Candidate Pool
In-Depth Review
Consider Skills Matrix
Screen Qualifications and Experience
Review Independence and Potential Conflicts
Meet with Directors
Seek References
Recommend Selected Candidates for Appointment to our Board
7 of our Director Nominees Joined Within the Last 4 Years
Median Nominee Tenure of 6 Years
Regular Board Evaluations and Refreshments

In evaluating candidates for potential membership on the Board, the GNC considers our corporate strategy, the qualifications of each candidate, the collective experience and expertise represented on the existing Board, and the following criteria set forth in our Corporate Governance Guidelines. Among others, candidates should:

- Possess fundamental qualities of intelligence, honesty, perceptiveness, good judgment, maturity, high ethics and standards, integrity, fairness, and responsibility.
- Demonstrate notable or significant achievement and possess senior-level business, management, or regulatory experience that would benefit the Company.
- Be willing and able to spend the necessary time required to function effectively as a director.
- Not have outside involvement that may create possible conflicts of interest.
- Be able to work well with other directors and executives in a team effort with a view to a long-term relationship with the Company as a director.
- Represent a range of perspectives, backgrounds, and experiences.
- Be willing to form and articulate independent opinions in a constructive manner.

Shareholder Recommendations for Director Candidates

The GNC will utilize the same criteria to consider candidates recommended by shareholders as those nominees recommended by management, other Board members, or search firms. Shareholder nominations for election at the 2027 Annual Meeting must be submitted to the Company by the deadlines found on page 96 of this Proxy Statement, unless the closing of the Proposed Merger occurs prior to such date.

The Board also includes two directors, Brian Baldwin and Josh Frank, each of whom was recommended by, and is a Partner of, Trian Fund Management, L.P., currently the Company's largest shareholder ("**Trian**"). The Board has agreed to allow for replacement of these directors with another Trian partner if either Mr. Baldwin or Mr. Frank ceases to serve as a director of the Company before his term expires.

Board Refreshment and Tenure

We have a highly credentialed and experienced Board. Our directors possess a variety of tenures, qualifications, backgrounds, skills, and experiences contributing to a Board that is well-rounded and well-positioned to oversee our business effectively and to promote the interests of our shareholders. Our Board routinely engages in succession planning and adds new members when it identifies candidates whom it believes have experience, skill sets, and other characteristics that will enhance the Board's effectiveness. To support our refreshment efforts, we have director tenure and age limits. In particular, a director may not stand for re-election after serving for 10 years (though any director who was a Board member on May 30, 2017 (the effective date of the merger of Henderson Group plc and Janus Capital Group Inc.), may serve for 15 years from the date of their original appointment to the board of Henderson Group plc or Janus Capital Group Inc., as applicable). In addition, a director may not stand for re-election after reaching age 75 unless a specific exception is approved by the Board.



Balancing Fresh Perspectives and Institutional Knowledge

Over the past four years, the Board has added seven new directors who have brought a wealth of skills and experience. We believe the fresh perspectives these new directors bring to the Board, combined with the institutional knowledge and experience of longer-tenured directors, provide the Board with the appropriate balance of expertise, continuity, and new perspectives to serve the best interests of our shareholders.

6 years

Average tenure of director nominees

- <3 years
- 3-6 years
- >6 years

Board Evaluations

The Board believes that a constructive evaluation process is key for maintaining and improving the effectiveness of the Board and its committees. To that end, the Board and each of its committees conducts an annual evaluation to assess how they are functioning, and the Board also conducts an annual evaluation of the Board Chair's performance in his role. These evaluations are either overseen by the GNC or facilitated on a periodic basis by an external third-party board evaluation specialist firm. Throughout the evaluation process, each director is given substantial opportunity to provide feedback.

The GNC had originally intended to engage an external third-party firm to conduct the 2025 evaluation process, but in light of the Proposed Merger, the GNC decided to conduct an internally facilitated process largely consistent with the process used in previous years. The GNC believed this format was most appropriate to solicit feedback to ensure the Board continues to exercise its oversight responsibilities related to the Company's operations and strategy during this period. In 2025, each director completed a comprehensive questionnaire covering a range of topics, and a report was prepared for the Board, each committee, and the Board Chair summarizing the questionnaire responses and comments received. The results of the performance evaluation were then discussed at executive sessions of Board and each committee and with the Board Chair.

2025 Board Evaluation Process

1 **Evaluation Format**
Each director completed a questionnaire covering a range of topics to assess the performance of the Board, its committees, and the Board Chair. Questions were both specific and open-ended to solicit candid feedback.

2 **Conduct Evaluation**
A report summarizing the questionnaire and interview results was prepared for the Board, each committee, and the Board Chair summarizing the questionnaire responses and comments received during interviews.

3 **Review Feedback**
Results of the performance evaluation were discussed at executive sessions of the Board and each committee and with the Board Chair.

4 **Implement Outcome**
The Board and each committee considered the results and ways to enhance processes and effectiveness, including changes to Board and committee practices and agenda topics, as appropriate.

Evaluation Topics Included:

- Company strategy
- Management
- Board culture
- Board materials and meetings practices
- Board and committee Chair performance
- Board and committee objectives and progress towards achieving them
- Other areas specific to each committee

Director Orientation and Continuing Education

We maintain a robust orientation program designed to familiarize new directors with the Company's business; strategic plans; significant financial, accounting, and risk management issues; compliance programs; conflicts policies; Code of Business Conduct; Corporate Governance Guidelines; corporate policies; principal officers and business leaders; and internal and independent auditors.

Beyond orientation, our Board has access to ongoing opportunities and resources to keep directors current with the Company, its industry, and develop individual expertise:

- Our management team regularly presents to the Board on the Company's goals and strategies, and the current competitive environment. Recent topics of discussion have included an overview of the Financial Planning & Analysis and Business Finance functions; Responsibility risks; responsible AI, including implementation, governance, and oversight; innovations in asset management; and product process management and research and development strategy.

- The Board frequently receives presentations, educational sessions, and holds focus discussions involving both internal and external experts on various topics, including key industry trends; topical business issues; accounting, compliance, and regulatory developments; technology strategy and innovation; oversight of cybersecurity and AI; corporate social responsibility initiatives; human capital management and compensation; risk management; and corporate governance trends. Some recent examples include sessions on Strategic Transactions, Macroeconomic and Geopolitical Environment, Best Practice Corporate Governance Trends in the Active Asset Management Sector, The Audit Committee's Role in Overseeing AI in the Areas of its Purview, and Responsible AI Investing.

- At the Company's expense, our directors benefit from membership to various governance and directorship organizations and publications and, additionally, are expected to participate in continuing education programs throughout the year.

Board Meetings

- During 2025, the Board held 10 meetings. Each of our directors who served on the Board in 2025 attended at least 90% of the combined total number of meetings of the Board and Board committees of which he or she was a member.
- 10 of our directors attended our 2025 Annual General Meeting of Shareholders (the "**2025 Annual Meeting**") in person, and one director attended virtually due to a medical issue, in accordance with the expectations set forth in the Company's Corporate Governance Guidelines.
- The independent directors met in executive session, presided by the Chair, at each of the Board's regular meetings in 2025, consistent with the Company's Corporate Governance Guidelines.

Policy on Outside Board Commitments

Our Board recognizes that directors benefit from the experience they bring from serving on the boards of other companies and encourages such service within specific limits. The Board also believes that it is crucial for our directors to commit sufficient time and attention to carry out their duties and responsibilities effectively and to ensure that other commitments do not conflict or interfere with their service to the Company. Directors must advise the Board Chair and Chair of the GNC when accepting additional board roles, so that the potential for conflicts and other factors impacting a director's ability to continue serving on our Board may be fully assessed. Our Corporate Governance Guidelines limit public company board service as set forth below:

Outside Boards	**Public Company CEO**	**Audit Committees**
Directors should not serve on more than **3** other public company boards	A director who is a public company CEO should not serve on more than **1** other public company board	Audit Committee members should not serve on more than **2** other public company audit committees

The Board assesses each director's compliance with this policy on an ongoing basis and as part of its annual director nomination process and has determined all of our directors are compliant.

Director Independence

Our Corporate Governance Guidelines require that a majority of the Board consist of independent directors and include criteria for determining if a director is independent, consistent with the director independence requirements set forth in the NYSE listing standards. In determining the independence of the directors and director nominees, the Board reviewed and considered all relationships between each director (and any member of his or her immediate family) and the Company in light of these independence criteria. In making its independence determinations with respect to Messrs. Baldwin and Frank, the Board considered each of Mr. Baldwin's and Mr. Frank's service as a Partner of Trian, which is currently the Company's largest shareholder, as well as the Proposed Merger. Based on that review, the Board affirmatively determined that, as a result of our entry into the merger agreement and the transactions contemplated thereby, Messrs. Baldwin and Frank are no longer independent as defined in the NYSE listing standards, given their relationships with Trian. As a result, Messrs. Baldwin and Frank each stepped down from the respective committees of the Board on which they served. The Board also affirmatively determined that all our other current directors and director nominees are independent as defined in the NYSE listing standards, except for Mr. Dibadj. In addition, all current members of the Board's four standing committees are independent as defined in the NYSE listing standards.

CORPORATE GOVERNANCE

Our Board's Leadership Structure

The Board is led by our independent Chair, John Cassaday. At least annually, the Board reviews its leadership structure — including whether the positions of Chair and CEO should be combined or separated — and the responsibilities and composition of its standing committees. The structure and composition of the Board and its committees are intended to promote effective oversight and serve the best interests of our shareholders.

The Board believes at this time that its current leadership structure, in which the roles of Chair and CEO are separated, effectively enables the Board to carry out its duties. However, the Board recognizes that the optimal leadership structure may change as circumstances evolve. Should the Board determine to combine the roles of Chair and CEO in the future, the Board's independent directors will select an independent Lead Director, as required by the Company's Corporate Governance Guidelines.

Committees and Membership

The Board has four standing committees: Audit, Governance and Nominations, Human Capital and Compensation, and Risk. Each committee is currently composed entirely of directors who meet the applicable independence requirements under the NYSE listing standards. The functions performed by each committee, which are set forth in greater detail in their respective charters, are summarized below. The charter for each committee is available on our website at ir.janushenderson.com under "Governance – Policies & Statements."

Audit Committee

Meetings in 2025: 6	Attendance Rate: 100%

CURRENT MEMBERS

Leslie F. Seidman **(Chair)**
Kalpana Desai
Kevin Dolan
Anne Sheehan

ALL MEMBERS ARE

INDEPENDENT

The Audit Committee is responsible for assisting the Board in, among other things:

- overseeing the integrity, reliability, and appropriateness of our financial statements and disclosures;
- monitoring the appropriateness and effectiveness of our internal systems and controls over financial reporting;
- reviewing the qualifications, independence, and performance of our independent auditor, PricewaterhouseCoopers LLP (as well as being responsible for its appointment, reappointment, remuneration, and removal);
- assessing the performance and procedures of our internal audit function;
- obtaining reports from management and the independent auditor concerning the Company's compliance with legal and regulatory requirements and the requirements of our Code of Business Conduct;
- reviewing and approving related party transactions in accordance with the Company's policies and procedures;
- overseeing our policies and procedures with respect to major financial risk exposures and coordinating with the Risk Committee, as appropriate; and
- while the GNC has primary oversight of corporate social responsibility matters, the Audit Committee oversees any climate-related or other corporate social responsibility disclosures made by the Company, as well as internal controls and any processes implemented to facilitate the accuracy and reliability of such disclosures.

The Board has determined that each member of the Audit Committee is financially literate and possesses accounting or related financial management expertise as defined in the NYSE listing standards. The Board has also determined that each of Leslie F. Seidman, Kalpana Desai, and Anne Sheehan qualifies as an "*audit committee financial expert*" as defined under SEC rules.

Governance and Nominations Committee

Meetings in 2025: 4	Attendance Rate: 100%

CURRENT MEMBERS

Kalpana Desai **(Chair)**
John Cassaday
Kevin Dolan
Leslie F. Seidman
Anne Sheehan

ALL MEMBERS ARE

INDEPENDENT

The Governance and Nominations Committee is responsible for assisting the Board in, among other things:

- considering the size, expertise, and balance of the Board, including consideration of possible conflicts of interest and the ability of non-executive directors to commit sufficient time to the Company;
- succession planning for non-executive directors, and identifying individuals qualified to become Board members, consistent with the criteria approved by the Board;
- recommending to the Board nominees for election and directors to serve on each standing Board committee;
- reviewing and approving the compensation of non-executive directors in line with market practices and reviewing the Company's stock ownership guidelines for non-executive directors and monitoring compliance with such guidelines;
- monitoring governance trends and shaping the Company's corporate governance, including recommending to the Board any changes to our Corporate Governance Guidelines, and facilitating continuing Board education sessions;
- reviewing our Code of Business Conduct and Code of Ethics for Senior Financial Officers and recommending any changes to the Board;
- overseeing the annual evaluation of the Board, its committees, and the Board Chair; and
- primary oversight of the Company's initiatives, policies, and practices related to corporate social responsibility matters, except where specifically reserved to another Board committee.

Human Capital and Compensation Committee

Meetings in 2025: 7	Attendance Rate: 100%

CURRENT MEMBERS

Alison Quirk **(Chair)**
Eugene Flood Jr.
Angela Seymour-Jackson

ALL MEMBERS ARE

INDEPENDENT

The Human Capital and Compensation Committee is responsible for assisting the Board in, among other things:

- overseeing matters related to human capital management, the Company's workplace environment and culture, and key initiatives, policies, and practices related to broad-based employee compensation;
- overseeing, in coordination with the CEO, leadership development and succession planning for members of our Executive Committee (other than the CEO) and other senior-level employees and portfolio managers;
- reviewing the Company's compensation philosophy, strategy, and principles;
- determining the compensation of our CEO and approving the compensation of certain other executive officers;
- overseeing compliance with the compensation rules, regulations, and guidelines of the SEC, NYSE, and other applicable laws;
- establishing, amending and, where appropriate, terminating incentive compensation plans, equity-based plans, and other bonus arrangements; and
- reviewing the Company's stock ownership guidelines for members of our Executive Committee and monitoring compliance with such guidelines.

Risk Committee

Meetings in 2025: 5	Attendance Rate: 100%

CURRENT MEMBERS

Eugene Flood Jr. **(Chair)**
Alison Quirk
Angela Seymour-Jackson

ALL MEMBERS ARE

INDEPENDENT

The Risk Committee is responsible for assisting the Board in its oversight of risk, including by:

- helping ensure that the key risks facing the Company are identified in a regular and timely fashion and are covered by either the Risk Committee, the Board, or by one of the other Board committees, including operational, cybersecurity, and information technology risks and investment risks related to financially material climate and other corporate responsibility considerations;

- advising on the Company's risk profile and risk appetite to inform the execution of our current and future strategy;

- seeking to anticipate forward-looking and emerging risks that relate to the industry or the Company specifically, and monitoring these risks and considering mitigating actions on an ongoing basis;

- overseeing the effectiveness of the Company's risk management procedures, and the principal risks and uncertainties relating to the Company and the steps being taken to mitigate them; and

- reviewing reports prepared by the Company's Chief Risk Officer.

Our Board's Roles and Responsibilities



Corporate Strategy



Leadership Succession



Human Capital



Risk Management



Technology, Cybersecurity & AI



Corporate Responsibility

Strategy

Our Board takes an active role in overseeing management's formulation and implementation of the Company's strategic plan. At every Board meeting, strategic considerations are foundational to the deliberations and decision-making processes of our Board and its committees. Each year, the Board discusses and approves our annual budget and capital allocation plan, which incorporate our long-term strategic plans and priorities. In addition, we conduct a biennial strategy offsite to provide our Board and management with an in-depth and focused opportunity for strategic planning and collaboration.

While the Board oversees strategic planning, management is responsible for executing our strategy. Throughout the year, the Board receives regular updates from management on its progress and performance against the Company's strategic goals and targets. The Board provides insight and feedback to management, including challenging management on the Company's strategic direction and execution priorities, when appropriate. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing the Company.

Leadership Succession Planning and Human Capital Management

Our Board believes that effective executive succession planning and human capital management oversight are critical to ensure that we have the right talent to pursue our strategy successfully.

Leadership Succession Planning

Both formally on an annual basis and informally throughout the year in executive session, the Human Capital and Compensation Committee, the full Board, the Board Chair, and the CEO review our succession planning and leadership development initiatives. This includes short- and long-term succession plans for the CEO and other members of our Executive Committee, as well as other senior-level employees and portfolio managers. These succession planning discussions consider desired leadership skills, key capabilities, and experience in light of our current and evolving business needs and strategic direction, as well as development plans in place for internal succession candidates. Our directors have exposure to potential internal succession candidates through Board and committee presentations and discussions, as well as informal events and interactions throughout the year.

Human Capital Management Oversight

Management's role in shaping the Company's culture is crucial, and the Board's oversight of our culture is an important part of its responsibilities. We believe that maintaining our strong workplace culture; living our *Mission, Values, and Purpose*; and ensuring that our employees feel included, valued, and recognized helps us attract, develop, and retain the right talent to lead the Company and successfully execute our strategy. The Human Capital and Compensation Committee and the Board receive periodic updates and market intelligence on human capital, people strategy, and several employee development, compensation, wellness, and culture programs each year, in addition to the detailed results of the Company's annual employee engagement survey. The Board holds management accountable for embodying an appropriate tone at the top, and for maintaining and living our Values of: *Clients Come First – Always, Execution Supersedes Intention, Together We Win, Diversity Improves Results,* and *Truth Builds Trust.* For more information on our *Mission, Values, and Purpose,* please refer to page 15.

Clients Come First – Always	**Execution Supersedes Intention**	**Together We Win**	**Diversity Improves Results**	**Truth Builds Trust**
This is central to how we set priorities, make decisions, and deliver on objectives. In all interactions and services offered, we aim to make it as easy as possible for our clients.	The best intentions count for nothing if results fall short. We recognize this and act with accountability to come together to deliver on commitments.	Working, and winning, together applies at all levels – across our Company, with our clients, and the communities in which we live and work.	We shape our approach around diverse and inclusive perspectives, and value new ideas that challenge the status quo.	Authenticity and transparency are actively demonstrated and encouraged between our colleagues and in our interactions with clients, stakeholders, and communities.

Risk Management Oversight

Understanding the risks and opportunities facing the Company is fundamental to our Board's ability to effectively exercise its oversight function and represent shareholder interests. We view the consideration of enterprise risk — the specific financial, operational, business, and strategic risks that the Company faces — as integral to our decision-making processes at both the Board and management level. We consistently seek to identify potential risks and to balance risk mitigation with a level of risk tolerance that enables us to pursue opportunities to grow shareholder value as they arise. The Board is assisted by its committees in fulfilling this important oversight role.

Full Board

Our full Board is ultimately responsible for broad oversight of all existing and emerging enterprise risk and of management's development and execution of mitigation strategies to address those risks. In this capacity, the Board has designated committees to assist in its oversight of particular key risks as described below. Oversight of additional matters of potential risk not expressly delegated remain the province of the full Board.



Audit Committee

- Has primary responsibility for overseeing major financial risk exposures
- Discusses the Company's major financial risk exposures with management
- Coordinates with the Risk Committee, as appropriate, in overseeing our risk assessment and risk management policies related to financial risks
- Oversees the steps management has taken to monitor and control our major financial risk exposures

Governance and Nominations Committee

- Assists the Board in managing risks associated with corporate governance issues
- Helps ensure that proper corporate governance standards are maintained, the Board and its committees consist of qualified directors, and appropriate succession plans for non-executive directors are in place
- Reviews any proposed material amendments to the Company's Code of Business Conduct and Code of Ethics for Senior Financial Officers

Human Capital and Compensation Committee

- Annually reviews our compensation policies and practices to determine whether any such policies or practices encourage excessive risk-taking or are reasonably likely to have a material adverse effect on the Company
- Ensures that appropriate succession plans for non-executive directors and other senior-level employees and portfolio managers are in place
- In conjunction with the Chair of the Risk Committee, oversees the compensation arrangements for our Chief Risk Officer

Risk Committee

- Advises the Board regarding the establishment and maintenance of a supportive risk management culture throughout the Company
- Evaluates whether the Company is effectively managing and monitoring its risks, including cybersecurity and information technology risks and operational and financially material investment risks related to climate and other corporate responsibility considerations
- Assists the Board in identifying forward-looking and emerging risks that relate to the industry or the Company specifically and monitors these risks on an ongoing basis
- Reviews and approves the appointment of the Chief Risk Officer and oversees that executive's effectiveness

Chief Risk Officer

- Communicates regularly with the Chair and members of the Risk Committee and is responsible for elevating issues to the Chair of the Risk Committee where appropriate



Management

While the Board and its committees oversee risk management, the Company's senior management is responsible for identifying, assessing, and mitigating risk on a day-to-day basis. To support the Board in the effective execution of its oversight role, the Company's Executive Committee and other management team members regularly report to the Board and its committees on various risks and opportunities facing our business and management's related strategies.

Technology, Cybersecurity, and Artificial Intelligence

Oversight of Significant Technology Initiatives

Our Board recognizes the importance of technology in driving our business forward and is actively involved in overseeing the Company's most important technology change projects. The Board has formed the Operational Project Committee ("**OPC**") to oversee key technology initiatives, including the Aladdin program, a complex, multi-year initiative to upgrade our Investment Management, Compliance, and Middle-Office and Back-Office services platform. The Aladdin program will redesign our systems and data architecture under a global operating model, establishing efficient connections with our Back-Office services platform and third parties such as custodians, administrators, brokers, and other market and data providers. The OPC meets monthly to discuss and receive updates from management on the Aladdin program and reports to the full Board regarding its activities. Additionally, the full Board receives regular reports from the Chief Technology Officer regarding other technology initiatives around the Company.

Cybersecurity Oversight

Our Board, working with and through its Risk Committee, is actively engaged in overseeing our cybersecurity risk management program, which is designed to identify, assess, and manage material risks from cybersecurity threats and to protect the confidentiality, integrity, and availability of our critical systems and information.

The Risk Committee receives regular reports from our Chief Information Security Officer ("**CISO**") on our cybersecurity risks, including key status updates, security issues, current and future priorities, independent assurance, threat landscape, and audit findings. The Risk Committee also meets with our CISO in executive session at least quarterly and reports to the full Board regarding its activities, including those related to cybersecurity oversight. Additionally, the full Board receives periodic presentations on cybersecurity topics from our CISO or other internal security staff or external experts as part of the Board's continuing education program.

Our Information Security team has primary responsibility for assessing and managing material risks to the Company from cybersecurity threats, including our overall cybersecurity risk management program and supervision of our internal cybersecurity personnel and external cybersecurity consultants. Major risks from cybersecurity threats, identified through the application of our Risk and Control Self-Assessment process, are escalated by our CISO to the Risk Committee, Chief Transformation and Operating Officer, Chief Technology Officer, and other senior management. For additional information regarding our cybersecurity risk management strategy and governance practices, please see "Item 1.C – Cybersecurity" in our Annual Report on Form 10-K for the year ended December 31, 2025.

AI Oversight

Our Board, with support from its committees, oversees our approach to artificial intelligence ("**AI**"), including the development of AI-related policies and the responsible innovation and integration of AI tools across the business. During 2025, the Governance and Nominations Committee ("**GNC**") received presentations from management addressing the evolving role of AI, including its potential to enhance our investment decision-making, internal operations, and client services, as well as the associated legal, regulatory, operational, and reputational risks. The GNC also oversaw management's adoption of a revised Artificial Intelligence and Machine Learning Policy (the "**AI Policy**"), which is designed to ensure that our use of AI tools is consistent with existing policies such as privacy and information security, while also promoting responsible innovation. The GNC provided feedback and guidance to management regarding the AI Policy and management's proposed governance framework, including the use of existing and new policies, standards, processes, and procedures to support compliance with the policy. In addition, the GNC received and discussed a presentation on Responsible Investing, which included a discussion of AI-related opportunities and risks, the manner in which our investment teams research and engage with portfolio companies on AI matters, and our responsible AI governance and oversight framework. The full Board also received a presentation on the Company's "Innovation in Asset Management" strategic initiative, which addressed longer-term, potentially disruptive technologies, including AI and blockchain, and management's strategies for leveraging such technologies to support the Company's long-term growth, competitiveness, and operational effectiveness.

Corporate Responsibility and Responsible Investing

Responsibility issues, including the effects of climate change, are increasingly material to Janus Henderson as a company and to the financial outcomes of our portfolio investments. We need to ensure our own policies and practices reflect the demands of our stakeholders and how corporate responsibility issues affect the long-term value of our portfolio companies. Our Responsible investing practices focus primarily on integration, such as ensuring that the impact of financially material environmental, social, and governance factors on cash flows, valuation, and cost of capital are considered, as appropriate, at each stage of the investment process. The GNC has primary responsibility for oversight of our initiatives, policies, and practices related to corporate social responsibility and the consideration of relevant, financially material responsibility factors in our portfolio managers' investing decisions. At each quarterly meeting, our Chief Responsibility Officer presents an update to the GNC on our Responsibility program and advancements on strategic Responsibility initiatives. Additionally, the Chief Responsibility Officer conducts an education session for the GNC each quarter on an important Responsibility topic, which could include our own corporate Responsibility practices or our Responsible investing practices. The GNC also reviews our annual Responsibility Report and approves our Task Force on Climate-Related Financial Disclosures Report, Modern Slavery Statement, and UK Stewardship Report. For more information on our Responsibility practices, please refer to the "*Responsibility*" section below.

Shareholder Engagement

We conduct an active investor relations program, maintaining open dialogue with our shareholders and engaging on a range of topics, including corporate governance, our philosophy, and practices relating to strategic priorities, financial and business performance, executive compensation, and other topics of interest to our shareholders.

The Board regularly receives feedback on shareholder sentiment and sell-side analysts' views of the Company and the wider industry, and our directors and management participate in shareholder outreach meetings throughout the year.

Shareholder Engagement in 2025



Meetings represented
55%
of our outstanding shares

In 2025, management and the Investor Relations team conducted over
250
individual or group meetings with existing shareholders and potential investors



Board engagement with
35%
of our outstanding shares

Robust Engagement Program

 **Virtual & In-Person Engagement**

- Quarterly earnings calls with updates to the market
- Non-deal roadshows
- Participation in industry conferences
- Calls and meetings initiated by shareholders
- Respond to inquiries concerning a broad range of topics
- Outreach, calls, and meetings with investors' corporate governance departments

 **Topics Covered**

- Financial performance and goals
- Corporate and business strategy
- Board composition
- Executive compensation (see *"Compensation Discussion and Analysis – Shareholder Outreach"* for more details)
- Corporate governance, human capital, and integration of financially material environmental, social, and governance considerations in our investment process
- Regulatory considerations

 **Meaningful Participation**

- Members of management and the Investor Relations team met with existing shareholders and potential investors across the UK, Europe, Asia, and the US
- Our Board Chair, each time accompanied by at least one other director, conducted outreach meetings with major shareholders

Trian Fund Management, L.P. is the Company's largest shareholder and owns approximately 21% of our outstanding common shares. Since February 2022, two directors recommended by Trian have served on our Board. We are pleased to have Trian as a major shareholder and to have the opportunity to benefit from the deep industry experience, fresh perspectives, and valuable insights that Brian Baldwin and Josh Frank bring to our Board as we continue to help clients define and achieve their desired investment outcomes while delivering significant long-term shareholder value.

Communications with the Board

Any interested party may communicate with the Chair of our Board or our non-executive directors as a group at the following address:

Janus Henderson Group plc
151 Detroit Street
Denver, Colorado 80206 USA
Attention: Chief Administrative Officer and General Counsel

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. The Chief Administrative Officer and General Counsel will not forward communications that are unrelated to the duties and responsibilities of the Board or otherwise inappropriate.

Governance Documents

Because we believe strong corporate governance is integral to creating long-term shareholder value, our Board has adopted company-wide Corporate Governance policies which are regularly reviewed and revised as appropriate to ensure they reflect the Board's corporate governance objectives.

Please visit the Governance section of our website at ir.janushenderson.com under "Governance — Policies & Statements," to view our critical policies and disclosures, including:

- Articles of Association
- Corporate Governance Guidelines
- Code of Business Conduct
- Charters for each of the Board's standing committees
- Officer Code of Ethics
- Schedule of Matters Reserved for Approval by the Board
- Clawback Policy

- Use of Auditor Policy
- Complaint Reporting, Resolution, and Non-Retaliation Policy
- Share Trading Policy
- Market Disclosure and Communication Policy
- Shareholder Communication Policy
- Statement on Political Influence
- Modern Slavery and Human Trafficking Policy

Code of Business Conduct and Officer Code of Ethics

We have adopted a Code of Business Conduct that applies to all directors, officers, and employees, as well as an Officer Code of Ethics applicable to certain senior officers that supplements our Code of Business Conduct. Our codes set forth standards of legal, ethical, and professional conduct and highlight certain areas of focus for the Company, its shareholders, its clients, and its clients' clients. Within the time period prescribed by the SEC and NYSE regulations, we will post on our website any amendment to our Senior Officer Code or our Code of Business Conduct and any waivers thereof for directors or executive officers.

Share Trading Policy

We have adopted a Share Trading Policy that applies to all directors, officers, and employees, which we believe is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations and listing standards. A copy of the Share Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025.

BOARD COMPENSATION

Our Compensation Philosophy for Non-Executive Directors

The Governance and Nominations Committee is responsible for periodically reviewing non-executive director compensation and benefits and recommending changes, if appropriate, to the full Board. Our non-executive director compensation program is designed to accomplish several objectives:

- Attract and retain a mix of capable and highly qualified directors with the ability, integrity, experience, and judgment required to serve on the board of a publicly-listed asset management company;
- Provide competitive compensation commensurate with the scope of responsibilities and time commitment required by the Company's directors, including service on Board committees; and
- Align the interests of our non-executive directors with those of our shareholders.

Fees and Other Compensation in 2025

The GNC conducts a review of non-executive director compensation every other year. In July 2025, the GNC completed its biennial review and increased the annual stock grant to Board members to $170,000, an increase of $20,000. The table below shows the annual service fees for the Chair of the Board and other non-executive Board members as well as service fees for the Board's four standing committees for the period commencing on July 1, 2025, through the 2025 Annual Meeting.



Annual Service Fees		Board Service Mix of Compensation
Chair of the Board[1]		
Cash	$250,000	
Stock	$305,000	
TOTAL	$555,000	
Board Members		
Cash	$100,000	
Stock	$170,000	
TOTAL	$270,000	
Cash per each Committee[2]		
Audit Chair	$ 40,000	
Other Committee Chair	$ 20,000	
Per Committee	$ 15,000	

52%

48%

● Average Cash Compensation

● Stock Awards

[1] The Chair does not receive separate committee fees.

[2] Amounts in the table reflect compensation for the Board's four standing committees: Audit, Governance and Nominations, Human Capital and Compensation, and Risk, and do not include amounts payable for service on the Board's two special purpose committees (the Operational Project Committee and the Special Committee).

The annual retainer and fees noted above are prorated for the time period during the calendar year that each director held the position. Annual cash service fees are paid in arrears in quarterly increments. Stock awards are granted in restricted stock units that vest at the end of one year. The Company also reimburses travel expenses for Board meetings, which are not included in the compensation tables on the next page.

Stock Ownership Guidelines

To ensure that directors own a meaningful amount of our common stock to align their economic interests more closely with those of other shareholders, the GNC has set minimum stock ownership guidelines for non-executive directors, which were adopted by the Board in the Corporate Governance Guidelines. Non-executive directors are required to own shares or share equivalents of our common stock with a value of at least $500,000 within five years of joining the Board. Non-executive directors are restricted in their ability to sell shares of our common stock until they have met the ownership guideline. All our current non-executive directors have satisfied the ownership guidelines as of December 31, 2025, except for John Cassaday, Alison Quirk, Leslie F. Seidman, and Anne Sheehan, each of whom joined the Board within the past five years. In addition, solely for purposes of satisfying the ownership guidelines, all the shares of our common stock beneficially owned by Trian Fund Management, L.P. are deemed to be owned directly by Brian Baldwin and Josh Frank, so Messrs. Baldwin and Frank have each satisfied the ownership guidelines.

2025 Annual Compensation for Non-Executive Directors

The following table shows the compensation that each non-executive director was paid for his or her services in fiscal year 2025:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Brian Baldwin[4]	125,000	150,000	—	275,000
John Cassaday[5]	325,000	285,005	—	610,005
Kalpana Desai[4]	160,000	150,025	—	310,025
Kevin Dolan[5]	190,000	150,025	—	340,025
Eugene Flood[6]	160,000	150,025	—	310,025
Josh Frank	130,000	150,000	—	280,000
Alison Quirk	150,000	150,025	—	300,025
Leslie F. Seidman[4]	195,000	150,025	—	345,025
Angela Seymour-Jackson[7]	130,000	150,025	—	280,025
Anne Sheehan[5]	190,000	150,025	—	340,025

[1] Amounts represent the annual cash fees for serving as members of the Board of Directors, including non-executive Chair and committee membership fees.

[2] Amounts represent the value of the annual 2025/2026 stock award which was calculated using the average of the grant date's high and low trading prices of JHG common stock on the NYSE ("*fair market value*"). Restricted stock units with a 1-year vesting were granted using the fair market value on May 2, 2025 of $35.40. Messrs. Baldwin and Frank received the value of their stock awards in cash (after applicable taxes were deducted). As of December 31, 2025, each non-executive director held the following outstanding restricted stock units: Mr. Baldwin – 0; Mr. Cassaday – 17,605; Ms. Desai – 4,238; Mr. Dolan – 4,238; Mr. Flood – 4,238; Mr. Frank – 0; Ms. Quirk – 4,238; Ms. Seidman – 4,238; Ms. Seymour-Jackson – 4,238; and Ms. Sheehan – 4,238.

[3] There was no "Other Compensation" reported for 2025.

[4] Each member of the Operational Project Committee earns $10,000 per year in service fees, with an additional $5,000 per year for the Chair.

[5] In October 2025, the Board formed a Special Committee to review the Proposed Merger. Each member of the Special Committee earns a service fee of $20,000 per month, with an additional $5,000 per month for the Chair of the Special Committee, provided, however, that the aggregate amount of compensation to be received for service on the Special Committee is capped at $200,000 for each member other than the Chair, and $250,000 for the Chair. Special Committee fees earned from October through December are included in the 'Fees Earned' column.

[6] Mr. Flood earns an additional observation fee of $10,000 on the Janus Henderson UK (Holdings) Limited board.

[7] Ms. Seymour-Jackson earns additional annual board fees of $28,000 for serving on the Janus Henderson UK (Holdings) Limited board and $83,000 for service on the Janus Henderson Investors UK Limited board.

APPROVAL TO INCREASE THE CAP ON AGGREGATE ANNUAL COMPENSATION FOR NON-EXECUTIVE DIRECTORS

This Proposal seeks shareholder approval to increase the cap on the aggregate annual compensation that can be paid to the Company's non-executive directors set forth in Article 140 of the Company's Articles of Association (the "*Cap*") from $3.7 million to $4.6 million per year. The proposed increase to the Cap, if approved, will not directly impact actual compensation payable to our non-executive directors, which is reviewed and approved by the Board every other year.

Our Articles of Association include the Cap because the Company was formerly listed on the Australian Securities Exchange ("*ASX*"), and ASX rules required listed companies to include a cap on non-executive director compensation. While the Company voluntarily delisted from ASX in 2023, the Cap remains in the Articles and, therefore, continues to apply to the Company.

The Cap has not been raised since 2022. Since that time, our Board has formed two new special purpose committees, which meet frequently due to the intensive and critical nature of their responsibilities. The Operational Project Committee was formed in June 2024 to oversee the Aladdin program, a complex, multi-year initiative to upgrade our Investment Management, Compliance, and Middle-Office and Back-Office services platform. The Special Committee was formed in October 2025 to evaluate strategic alternatives, including the Proposed Merger. Given the need to compensate the members of these committees for their work and a small increase in director compensation as a result of a market-driven review in 2025, the compensation payable to non-executive directors currently serving on our Board has reached the Cap, leaving no capacity to accommodate any future increases. Accordingly, the Board believes it is necessary, and in the best interests of shareholders, to increase the Cap to ensure that we can continue to attract and retain highly qualified independent directors to our Board.

- Actual compensation paid to our directors during 2025 was $3,390,180, only $309,820 below the Cap.
- Taking into account the fees payable to the Operational Project Committee and Special Committee, we project that compensation payable to our directors in 2026 will total approximately $3,850,000, which exceeds the Cap. This will require us to reduce director compensation in the second half of the year if shareholders do not approve an increase to the Cap.
- Without an increase to the Cap, we would not be able to continue to compensate directors for the important oversight and governance roles undertaken by the special purpose committees.

Our Board conducts a thorough review of non-executive director compensation every other year, with input from the Company's independent compensation consultant, Meridian Compensation Partners (the "*Independent Consultant*"). In July 2025, the Independent Consultant conducted an assessment of our director compensation program relative to the Company's asset management peers included in the JHG Peer Group (as defined on page 65), finding that the annual retainers paid to our directors lagged the market median. Based on this assessment, in 2025, our Board approved an increase of $20,000 in the annual stock grant to better align our director pay levels with the market median. The next review of non-executive director compensation will take place in 2027, unless the closing of the Proposed Merger occurs prior to such date.

All compensation payable to our non-executive directors as a group each year is counted toward the Cap, including Board fees, committee fees, and the value of equity awards. The Company does not have any active or discontinued retirement benefits plans for non-executive directors.

The text of the resolution in respect of Proposal 2 (which is proposed as an ordinary resolution) is as follows:

> **RESOLVED,** that the maximum aggregate ordinary remuneration of the directors who do not hold executive office for their services be increased from $3,700,000 to $4,600,000 per year.

Vote Required and Recommendation

As an ordinary resolution, this proposal will be approved if the number of votes cast "FOR" exceeds 50% of the total number of votes cast on this matter. Abstentions and broker non-votes are not considered votes cast and will not impact the outcome of this proposal.

 Our Board of Directors recommends that shareholders vote FOR the approval to increase the cap on aggregate annual compensation for non-executive directors.

RESPONSIBILITY

At Janus Henderson, our approach to "*Responsibility*" is built on three pillars:

- **Corporate Responsibility.** We need to ensure our own policies and practices reflect what our stakeholders demand. At a corporate level, behaving responsibly impacts our people, our culture, and our choices with the ultimate aim of investing in a brighter future for our clients. We leverage our influence responsibly to deliver value to our clients, employees, shareholders, and the wider community.
- **Integration of Financially Material Environmental, Social, and Governance ("*ESG*") Factors.** At an investment level, we integrate all financially material factors, including ESG factors, into our analysis and processes for most of our actively managed strategies, as appropriate, to help us identify opportunities and risks, and to assess the long-term value of the companies in which we invest.
- **Our JHI Brighter Future Funds.** For those clients who want to achieve their risk and return objectives using ESG criteria, we have, and continue to build, our suite of JHI Brighter Future Fund strategies that have an ESG focus, alongside the primary financial objective.

Corporate Responsibility

Community Involvement

Our commitment to the community aligns with our Purpose of *Investing in a Brighter Future Together*. Through financial donations, service projects, and over 4,100 paid volunteer hours this year, our employees continue to positively engage in the areas where we work and live to strengthen our communities and cultivate meaningful partnerships. Key community highlights from 2025 include:

- Through our Have a Heart Campaign, employees provided 7,125 meals to families in need, donated 581 pounds of food, and assembled 5,000 power meal sacks for students, ensuring they have the nourishment they need outside of school hours.
- Through our multi-year partnership with the American Cancer Society ("*ACS*"), we have extended our commitment to making a difference beyond our own walls. Half the management fees from all assets under management in our Government Money Market Fund were donated to ACS, totaling $1 million. In addition, grassroots fundraising efforts raised another $106,000. Janus Henderson-sponsored events with ACS collectively generated more than $5.2 million from all sponsors and contributors. These contributions underscore our belief in creating meaningful impact in the communities we serve.
- The Janus Henderson Foundation is our Company's philanthropic arm, dedicated to empowering young people to reach their full potential through education and financial literacy programs. The Foundation supports grassroots initiatives across our operating regions and champions employee-driven giving. To date, it has donated more than $50 million globally, reached over 1 million students through educational grants, and supported 400 charities worldwide selected by employees through the annual Janus Henderson Charity Challenge, as well as 390 charities in 2025 via the employee matching gift program.

Our People

Diversity Improves Results is embedded as a core Value in our *Mission*, *Values, and Purpose* and is a guiding principle towards creating an inclusive environment where everyone can reach their full potential and that promotes cultural awareness and respect. For many years, we have believed that organizations, and the clients they serve, benefit greatly from a range of perspectives, experiences, and backgrounds. That diversity of thought leads to better business decision-making for our clients and their clients. We believe that diversity of viewpoints among our people is just as important as diversification within our investment portfolios, and that it helps to deliver the best results, outcomes, and service for our global client base.

Corporate Sustainability

We are committed to reducing our own environmental impact and embedding sustainable practices throughout our operations. During 2025, we made progress on various initiatives, including continuing to work to improve the efficiency of our buildings worldwide and expanding our greenhouse gas emissions reporting to include a greater number of Scope 3 emissions categories.

For further information on our approach, objectives, and recent sustainability-related publications, including our Task Force on Climate-Related Financial Disclosure, please visit our website at ir.janushenderson.com under "Responsibility – Corporate Responsibility."

Integration of Financially Material ESG Factors

Our approach to integrating financially material ESG factors into our investment process is thoughtful, practical, research-driven, and forward-looking. We identify financially material ESG issues and, leveraging our long-standing focus on deep research, assess the impact of these issues on various outcomes such as cash flows, valuations, and discount rates.

We have established the Janus Henderson Responsible Investment Principles which are based on four key beliefs:

1. Investment portfolios are built with the aim to maximize long-term, risk-adjusted returns for our clients.
2. Evaluation of financially material ESG factors is a fundamental component of the investment process for most of our actively managed strategies.
3. Engagement is vital to understanding and promoting practices that position the issuers we invest in for future success.
4. Investment teams should have the freedom to interpret and implement financially material ESG factors in the way best suited to their asset class and investment strategy objective, as they do for any fundamental investment factor.

Our analysts and portfolio managers are sector and company experts and are best placed to assess any financially material impact of ESG issues on our clients' investments. Our investment teams are supported throughout the research and client engagement process by our central Responsibility team.

ESG Explore, a proprietary data tool, is embedded in our Quantum research systems and used by our investment teams as well as other teams including Risk, Compliance, and Client Reporting. It offers a range of modules covering ESG ratings, climate metrics, controversial business involvement, regulatory indicators, engagement data, and our proprietary Climate Transition Assessment. Each module provides both portfolio-level and issuer-level views, allowing teams to understand how company-specific factors influence overall portfolio metrics and assess the impact of financially material ESG factors.

We have also enhanced our investment teams' capabilities through the Janus Henderson x Berkeley Insight Collective, a strategic partnership with UC Berkeley Executive Education. This initiative equips our investment teams to better understand and integrate financially material climate and biodiversity risks and opportunities. The co-developed curriculum blends scientific foundations with practical investment applications, covering climate science, biodiversity, ESG regulation, and valuation of environmental factors. This collaboration ensures our teams — and our clients — benefit from the latest research in their investment process.

Stewardship and Engagement

Stewardship is an integral and natural part of our long-term, active approach to investment management, and we believe engagement with issuers and voting proxies is the best approach for enhancing long-term shareholder and bondholder value, maximizing risk-adjusted returns for our clients.

In general, our investment teams prefer an engagement-focused approach to a firm-level exclusion or divestment policy, both in sectors with higher environmental risk and for issuers where we have identified financially material sustainability, climate, or ESG risks. Most products and services offered by an issuer play necessary roles for the global economy, including sectors with higher carbon emissions such as oil and gas, mining, industrials, and utilities. Rather than ignoring issuers in these sectors through automatic exclusion or divestment, our investment team engagement leads to two benefits:

- **Insight.** Knowledge gained through engagements with issuers can be leveraged in the investment process to better inform our research, modelling, and investment decisions. Engaging for information helps us assess the magnitude of any potential risk or opportunity, the quality of management, and the potential impact on that issuer's financial outcomes.
- **Outcomes.** Where we believe an issuer is ignoring or not managing a financially material risk, we can engage for an outcome - to encourage the issuer to adopt policies or practices that will address that risk and better position it for the future.

Engagement with the issuer's management or board of directors directly link the sustainability, climate, or ESG consideration to why we believe addressing it makes them a better company, leading to improved cash flows, valuations, cost or capital, or credit ratings. In 2025, we conducted a total of 540 engagement discussions – 478 for insight and 62 for outcomes.

Proxy Voting

The underlying principle of our proxy voting is to ensure that proxies are voted in the best interests of clients. Our custom policy is designed to encourage the adoption of widely recognized principles of good corporate governance aligned with the creation of long-term shareholder value. We consider certain core principles to be universal:

- Disclosure and transparency
- Board responsibilities
- Shareholder rights
- Audit and internal controls

While we prefer that companies adhere to these principles, we recognize that a different approach may be justified in certain circumstances. As an active manager, we prefer to engage with management and boards to resolve issues of concern. In our experience this approach is more likely to be effective in influencing company behavior.

Key voting decisions are made by portfolio managers, with support provided by in-house corporate governance specialists. Janus Henderson has a Proxy Voting Committee, which is responsible for establishing positions on major voting issues and creating guidelines to oversee the voting process. The Proxy Voting Committee is comprised of representatives with experience in investment portfolio management, corporate governance, accounting, legal, and compliance. Our Proxy Voting Policy and Procedures can be found in our ESG Resource Library on our website at ir.janushenderson.com under "Responsibility – Responsible Investing – Resources."

JHI Brighter Future Funds

Many of our clients want to achieve their risk and return objectives using ESG criteria. To meet the needs of these clients, we have, and continue to build, our suite of JHI Brighter Future Funds strategies that have an ESG focus, alongside the primary financial objective. These strategies may invest in companies that:

 **Have Leading ESG Practices**

Invest in companies that excel in managing ESG risks or take advantage of financially material ESG opportunities.

 **Are Improving or Transitioning**

Invest in companies that actively enact positive changes in their own operations to address financially material ESG issues.

 **Provide ESG Solutions or Enable Others**

Invest in companies that offer products and services that are essential to addressing ESG issues. These companies target areas of fast, secular growth that represent attractive investment opportunities.

ADVISORY SAY-ON-PAY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and the related SEC rules promulgated thereunder, we are asking our shareholders to cast a non-binding advisory vote to approve the compensation of our Named Executive Officers. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of our Named Executive Officers.

As described in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the primary objectives of our executive compensation program are to attract and retain individuals critical to our long-term success by providing total reward opportunities that, subject to performance:

- Are competitive within our defined markets;
- Fully align pay with our strategic priorities and reinforce a strong performance culture through rewards that reflect company-wide, department, team, and individual performance;
- Align management, client, and shareholder interests by deferring a significant portion of compensation into Company stock awards;
- Manage risk-taking and conflicts of interest in our incentive plans, maintaining an appropriate balance between base salary, short-term cash incentives, and long-term deferred incentives; and
- Ensure that compensation processes and procedures comply with regulatory requirements, are consistent with market practice, and include effective risk management controls.

We urge our shareholders to review the "*Executive Compensation*" section of this Proxy Statement, including the compensation tables and related narrative discussion included therein for more information.

The text of the resolution in respect of Proposal 3 (which is proposed as an ordinary resolution) is as follows:

> **RESOLVED**, that the shareholders of the Company hereby approve, on a nonbinding basis, the compensation of our named executive officers as described in the Compensation Discussion and Analysis and in the other tabular and narrative executive compensation disclosures in this Proxy Statement.

Vote Required and Recommendation

As an advisory vote, this proposal is not binding upon us. However, our Human Capital and Compensation Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers. This proposal will be approved, on an advisory basis, if the number of votes cast "FOR" exceeds 50% of the total number of votes cast on this matter.

 Our Board of Directors recommends that shareholders vote FOR the approval of the compensation of our Named Executive Officers

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("**CD&A**") provides an overview of our executive compensation philosophy and the principal elements used to compensate our CEO and other Named Executive Officers ("**other NEOs**" and, together with the CEO, "**NEOs**") identified below. We also outline the 2025 compensation decisions taken by our Human Capital and Compensation Committee (the "**Committee**") and describe how compensation for the CEO and our other NEOs aligns with the Company's performance and strategic priorities.

This CD&A, as well as certain compensation disclosures included in this Proxy Statement, are presented without regard to the terms of the Proposed Merger. For further information regarding the terms, conditions, and interests of certain persons under the merger, please refer to JHG's definitive merger proxy statement and other relevant materials filed with the SEC.

LETTER FROM THE CHAIR OF OUR HUMAN CAPITAL AND COMPENSATION COMMITTEE

Dear Fellow Shareholders,

On behalf of the Human Capital and Compensation Committee and the entire Board of Directors of Janus Henderson Group plc, we are pleased to present our Compensation Discussion and Analysis for 2025. This section of our Proxy Statement provides insights into our compensation program, including the decisions made by the Committee throughout the year.

Progress on our 2025 Financial and Operational Highlights

During 2025, we exceeded the majority of our financial objectives:

- Improved net flows significantly, ending the year with positive flows of $56.5 billion
- Achieved a total shareholder return of +16.1%, outpacing our peers
- Delivered strong investment performance, with the majority of AUM outperforming their benchmarks over three- and five-year periods
- Continued to execute on our three "*Strategic Pillars*" of *Protect & Grow, Amplify,* and *Diversify* and reinforce our *Mission, Values, and Purpose*
- Announced strategic partnerships with Guardian Life and CNO Financial Group
- Further built our brand value globally through advertising campaigns, sponsorships, events, and channel marketing

Additional details on our financial performance can be found in the "*2025 Company Highlights*" section of this CD&A.

Pay and Performance for 2025

The Committee is focused on aligning the executive team's interests with those of our shareholders through the design of a performance-based compensation program that focuses on achieving rigorous financial and strategic goals.

Our significant financial and operational achievements since assembling our Strategic Leadership Team have resonated with the market as demonstrated by the strong results in total shareholder return ("*TSR*") generated by JHG common stock during the year. In addition to focusing on financial and strategic performance, compensation decisions are designed to reward outcomes that deliver sustainable results for our shareholders. This required us to continue to differentiate our payouts to reward high-performing employees for their contributions across the Company. Accordingly, with respect to the variable compensation levels of our NEOs in 2025:

- The Committee approved a target variable compensation opportunity of $12,775,000 for our CEO, Mr. Dibadj. This target reflects the Company's global complexity, strategic vision, and the potential impact Mr. Dibadj can have on Janus Henderson.
- Our CEO's variable compensation remains strongly aligned with our longer-term performance. Sixty percent of his variable compensation is deferred into equity, and 60% of the deferred amount is issued in the form of performance-based stock units.
- For our other NEOs, average variable compensation changes ranged from increases of 3% to 50%, reflecting our commitment to differentiation and to providing compensation that is competitive within our defined market.

Additional details on the Committee's 2025 compensation decisions for our NEOs can be found on page 60 of this CD&A.

One-Time CEO Special Award

In May 2025, we entered into a new employment agreement with our CEO to replace his offer letter and severance rights agreement that were scheduled to expire in June 2025. Under the terms of the new employment agreement, we granted our CEO a one-time special award (the "*CEO Special Award*") with a grant date fair market value of $20 million. The CEO Special Award consists of long-term, time-vested restricted stock units ("*RSUs*") representing 37.5% of the award, which are generally eligible to vest on the fifth anniversary of the grant date, and performance-based share units ("*PSUs*") representing 62.5% of the award, which are generally eligible to vest on the fifth anniversary of the grant date based on the achievement of specified TSR hurdles prior to that date.

As more fully described in the CEO Special Award agreements previously filed with the Company's Form 10-Q on July 31, 2025, the payout scale for the PSUs ranges from 0% if cumulative TSR is less than 50% to a maximum payout of 200% of target if cumulative TSR reaches at least 150%, and to achieve target payout, JHG's cumulative TSR needs to double within five years. The Board believes that the CEO Special Award – particularly its heavy emphasis on PSUs – further aligns our CEO's interests with those of our shareholders by directly tying his compensation to the creation of meaningful shareholder value and allowing him to share in that value creation. Additionally, the Board believes that, by both rewarding our CEO for that value creation and requiring five years of service as a vesting condition, the CEO Special Award greatly enhances the Company's ability to retain Mr. Dibadj.

Overview of our Compensation Program

Our program continues to be heavily weighted towards long-term equity incentives and significantly linked to at-risk and performance-based compensation. We believe that these awards best align our programs with the interests of our shareholders.

Our compensation framework received overwhelming support during our shareholder outreach engagements during the year. Therefore, we continued these practices in 2025:

- Use of quantitative and qualitative measures in our scorecard to align variable compensation with Company and individual performance designed to assess financial, client, strategic, and cultural outcomes.
- Delivered a significant percentage of our variable compensation to our NEOs in long-term, stock-based incentive compensation. For all of our NEOs, 60% of 2025 variable compensation was awarded as long-term incentives ("*LTI*").
- Utilized the same core PSU design for our 2026-2028 PSU grants. The PSUs are eligible to vest after three years, and the number of shares received upon vesting is based on achievement of annual net new revenue growth and adjusted operating margin with relative TSR and net flow modifiers. The Committee continues to believe these metrics align best with shareholder outcomes.

Shareholder Engagement

The Company and the Committee view engagement with our shareholders as a meaningful component of our governance practices. In 2025, the Board and the Committee were pleased with the overwhelming support of our approach to executive compensation as demonstrated by the shareholder vote of 96.4% in favor of our say-on-pay proposal. During 2025, our top 20 shareholders, representing 71% of our shares outstanding in 2025, were offered the opportunity to discuss governance matters, including our executive compensation program, and we engaged with all those who expressed an interest in providing feedback. Additionally, feedback related to the one-time CEO Special Award was positive from top shareholders.

Taking into consideration the high level of shareholder support, the Committee believes the design of our executive compensation program continues to appropriately balance our need to retain and motivate our leadership team and align with the interests of our shareholders and clients.

We continue to welcome shareholder feedback as part of the annual review of our programs, policies, and practices.

In Summary

On behalf of your Board of Directors, we would like to thank you for your support of Janus Henderson. We are committed to a compensation program that pays for performance, aligns with ongoing shareholder interests, and motivates our leadership team as we continue to work to deliver value to our stakeholders.

We thank you again and respectfully ask for your continued support at our 2026 Annual Meeting.

Sincerely,

Alison Quirk
Human Capital and Compensation Committee Chair

Named Executive Officers

Our 2025 NEOs include the following Company executives:



ALI DIBADJ
Chief Executive
Officer



ROGER THOMPSON
Chief Financial
Officer



MICHELLE ROSENBERG
Chief Administrative
Officer & General Counsel



WILLIAM CASSIDY
Chief Technology
Officer



GEORGINA FOGO
Chief Risk Officer

Our NEOs also include James R. Lowry, former Global Chief Operating Officer, who left the Company on August 31, 2025.

In August 2025, the Company announced Mr. Thompson's intention to retire as Chief Financial Officer, effective March 31, 2026.

Compensation Principles

The Committee oversees our overall compensation program for Company employees. In terms of executive compensation, the Committee is responsible for the program's overall design, the review and approval of goals and objectives relevant to our CEO's performance assessment and compensation decisions, and approval of the compensation of our executive officers based on an evaluation of each executive's performance. Our executive compensation program is designed to:

- Attract and retain highly skilled individuals critical to our long-term success;
- Fully align pay with our strategic priorities and reinforce a strong performance culture through rewards that reflect Company-wide, department, team, and individual performance;
- Align management, client, and shareholder interests, deferring a significant portion of compensation into JHG stock awards;
- Manage risk-taking and conflicts of interest in our incentive plans, maintaining an appropriate balance between base salary, short-term cash incentives, and long-term deferred incentives; and
- Ensure that compensation processes and procedures comply with regulatory requirements, are consistent with market practice, and include effective risk management controls.

2025 Company Highlights

2025 demonstrated clear progress across the business towards delivering results more consistently for our clients, shareholders, and employees.

Net inflows of $56.5 billion were markedly improved compared to net inflows of $2.4 billion in 2024 and net outflows of $(0.7) billion in 2023. Adjusted operating margin improved significantly as well, compared to 2024. Investment performance remains solid with 65%, 65%, 65%, and 67% of assets outperforming benchmarks on a one-, three-, five-, and ten-year basis, respectively. We continue to focus on our Mission of helping clients define and achieve superior financial outcomes through differentiated insights, disciplined investments, and world-class service. Financial results, net flows, investment performance, and several highlights are described below.

Financial Outcomes

Total Shareholder Return ("*TSR*")



TSR for JHG in 2025 was 16.1%, compared to a median TSR of 14.4% for the JHG Peer Group (as defined on page 65), 5.3% for the S&P US BMI Asset Management & Custody Banks Index, and 17.9% for the S&P 500. The TSR comparison reflects stock price appreciation during the year and assumes reinvestment of dividends, if any.

Adjusted Revenue*



A 19.2% increase in average AUM, accompanied by a $390 million increase in performance fees, led to a 30.7% increase in adjusted revenue for the year to $2.536 million from $1.941 million in 2024.

Net Flows



Net inflows of $56.5 billion improved compared to 2024 net inflows of $2.4 billion.

Adjusted Operating Margin* (%)



Adjusted operating margin of 36.0% increased 1.6 percentage points from 34.4% in 2024.

Investment Performance

Solid long-term investment performance with 65%, 65%, 65%, and 67% of assets under management outperforming relevant benchmarks on a one-, three-, five-, and ten-year basis, respectively.

% of AUM outperforming benchmarks as of December 31, 2025

Capability	1-year	3-year	5-year	10-year
Equities	55%	46%	48%	54%
Fixed Income	68%	93%	90%	92%
Multi-Asset	96%	96%	98%	97%
Alternatives	100%	100%	100%	100%
Total	**65%**	**65%**	**65%**	**67%**

* *In addition to financial results reported in accordance with GAAP, we report certain financial measures on a non-GAAP basis. These measures are not in accordance with, or a substitute for, GAAP, and our financial measures may differ from the non-GAAP financial measures used by other companies. For additional information, see Annex A, "Reconciliation of Non-GAAP Financial Measures."*

Strategy Progress

We continue to execute against the strategic vision we set in 2022, and the progress achieved in 2025 reflects the momentum generated by our multi-year effort. We remain confident that our strategy positions us to deliver consistent organic revenue growth. Our three Strategic Pillars are outlined below, along with significant accomplishments in 2025.

- *Protect & Grow* our core businesses – We have identified existing opportunities to better align resources to support this strategy.
  - US Intermediary delivered another year of positive net flows $5.9 billion, extending its multi-year growth trajectory. We continued to gain market share in this strategically important channel, supported by deeper advisor engagement and improved product positioning.
  - We delivered positive net flows in most geographies across the globe with meaningful strength gained in core markets of Australia and Continental Europe.

- *Amplify* strengths not fully leveraged – Our research, portfolio management, and client service strengths can be amplified with adjacent products, channels, geographies, and vehicles.
  - Active ETFs remained a major growth engine, with strong inflows and continued share gains in the US across fixed income categories. Momentum is also beginning to build in Europe following the foundations laid through the acquisition of Tabula Investment Management in 2024.
  - We significantly expanded Insurance AUM through strengthened partnerships like Guardian, translating into meaningful growth in insurance mandates and positioning Janus Henderson as an emerging Top 15 global insurance asset manager.

- *Diversify* where clients give us the right to win – We have identified significant white spaces in asset management where we can have the right to win, whether by strengthening investment teams and capabilities, or expanding our presence across channels and regions.
  - Privacore delivered over $2 billion in net flows and Victory Park Capital added CNO Financial Group as a strategic partner and long-term capital provider, continuing to expand our private capabilities.
  - We advanced our capabilities in blockchain-enabled investment vehicles through our partnership with Anemoy, giving our clients institutional-grade access to blockchain-native assets and strengthening our position in a rapidly evolving area of the industry with AUM now exceeding $1.2 billion.
  - We continued to build an active pipeline across additional strategies aligned with structural client demand.

Mission, Values, and Purpose

In 2025, we deepened our commitment to fostering a purpose-driven culture by embedding our *Mission, Values, and Purpose* ("***MVP***") into the fabric of our organization. Our MVP continues to serve as a unifying force, articulating who we are, what we stand for, and how we work together to deliver value to our clients, colleagues, and communities.

Throughout the year, we aligned our internal messaging with our external "Ampersand" branding campaign, reinforcing the importance of shared purpose and collective success, and refreshed onboarding materials, leadership expectations, and employee engagement initiatives to reflect our MVP principles, ensuring that every employee understands how their contributions support and advance our broader mission. As a result of these efforts, we surpassed our MVP values target, with 81% of employees reporting they are "living" our Values, demonstrating the strength of our cultural foundation and the alignment of our workforce with our core principles.

For more information on our MVP, please refer to page 15.



PURPOSE
Investing in a brighter future together
MISSION
We help clients define and achieve superior financial outcomes through differentiated insights, disciplined investments, and world-class service
STRATEGY
PROTECT & GROW OUR CORE
AMPLIFY OUR STRENGTHS
DIVERSIFY WHERE WE HAVE THE RIGHT
VALUES
CLIENTS COME FIRST – ALWAYS
EXECUTION SUPERSEDES INTENTION
TOGETHER WE WIN
DIVERSITY IMPROVES RESULTS
TRUTH BUILDS TRUST

YOUR BRIGHT FUTURE
&
OUR INVESTMENT EXPERTISE

Alignment of Pay and Performance

For our CEO and other NEOs, the Committee uses a structured scorecard to evaluate performance and determine total variable compensation on an annual basis. The scorecard approach is designed to reflect the Board's expectations of leadership and to ensure executives are rewarded for strong Company performance and value creation for our shareholders over the long term. The Board believes that strategy and culture are critical foundations to creating client, employee, and shareholder value.

The specific performance measures included in the scorecard are the same measures we use to evaluate our business. The performance categories, measures, and weightings used in the 2025 scorecard include the following:



25%
25%
NEO
Performance
25%
25%
Financial Outcomes
Client Outcomes
Strategy
Culture

- **Financial Outcomes (25% weighting).** Deliver strong financial results for shareholders measured by revenue growth, operating margin expansion (excluding markets), and total shareholder return.
- **Client Outcomes (25% weighting).** Deliver superior investment performance and client service measured by three-year investment performance relative to benchmark, client satisfaction, and retention of AUM.
- **Strategy (25% weighting).** Continue to deliver on the Company's strategy to achieve growth for the organization.
- **Culture (25% weighting).** Continue to embed our *Mission, Values, and Purpose*; drive a high-performance culture by living our Values; attract and retain diverse talent; drive cross-functional collaboration; and improve our organizational structure.

After the end of each year, the Committee uses the scorecard to evaluate the CEO's performance relative to the specific performance measures established at the beginning of the year. Following this assessment, the Committee determines the total variable compensation award for the CEO. This same scorecard approach is used by the CEO to evaluate the performance of our other NEOs. The CEO recommends total variable compensation awards to the Committee for consideration, which then makes the determination.

Once the amount of total variable compensation is determined, it is apportioned into short-term incentives ("***STI***"), such as cash bonuses, and deferrals into LTI, including RSUs and PSUs.

CEO and Other NEO Total Variable Compensation Mix

- For our CEO, 60% of 2025 variable compensation was deferred into LTI, with 60% of the LTI granted in PSUs, consistent with 2024.
- For the other NEOs, 60% of 2025 variable compensation was deferred into LTI, and 40% of the LTI was granted in PSUs, compared to 50% granted in PSUs in 2024.

2025 CEO Total Variable Compensation Mix*


40%
24%
60%
Deferred
36%
Time-Vested RSUs
Performance-Vested PSUs
Paid in Cash

** Excludes CEO Special Award.*

2025 Other NEO Total Variable Compensation Mix


40%
36%
60%
Deferred
24%
Time-Vested RSUs
Performance-Vested PSUs
Paid in Cash

Time-vested RSUs vest in equal installments over a three-year period. Performance-vested PSUs cliff vest on the third anniversary of the grant date using a matrix-based target, measured at the end of the three-year period, derived by a combination of annual net new revenue growth and adjusted operating margin* with TSR and net flow modifiers. The Committee believes the PSU vesting targets have a strong correlation to relative shareholder returns and align to performance measures that management can directly influence.

The scorecard approach used to determine total variable compensation each year, combined with the rigorous PSU vesting conditions, are intended to ensure CEO and other NEO variable compensation is aligned with shareholder interests and linked to performance over the long term.

- To receive a variable compensation award, executives must first deliver results against the performance measures as outlined in the scorecard; and
- PSUs are eligible to vest after three years. The number of shares vesting is based on achievement of annual net new revenue growth and adjusted operating margin modified by relative TSR and net flow numbers at the end of the three-year performance period.

These performance measures reinforce the Committee's dedication to pay-for-performance by establishing rigorous performance standards and aligning executive pay with shareholder interests over the short- and long-term.

* *In addition to financial results reported in accordance with GAAP, we report certain financial measures on a non-GAAP basis. These measures are not in accordance with, or a substitute for, GAAP, and our financial measures may differ from the non-GAAP financial measures used by other companies. For additional information, see Annex A, "Reconciliation of Non-GAAP Financial Measures."*

2023–2025 PSU Results

In February 2023, the Committee granted PSUs to Messrs. Dibadj, Thompson, and Lowry, and Ms. Rosenberg. These awards were intended to align the interests of our leadership team with those of our shareholders by linking compensation to performance against the Company's long-term strategy and creation of sustainable long-term shareholder value.

The number of shares of Janus Henderson common stock that a participant received in respect of the 2023 PSUs was based on a performance matrix focused on two key financial drivers of our long-term strategy:

- Annual net new revenue ("**ANNR**") growth ensures our resources are aligned to *Protect & Grow* our core business and identify areas of opportunity within the asset management industry; and
- Adjusted operating margin promotes long-term operating efficiency by ensuring a disciplined operating model.

In the matrix, the Committee established performance goals for the PSUs based on 2025 ANNR growth and adjusted operating margins, and payouts ranged from 0% to 200% of the target award based on performance against the goals.

The Company's 2025 ANNR growth showed continued improvement and aligned closely with ambitious historical targets (resulting at -0.2%) and adjusted operating margin cleared above-maximum performance (exceeding 35.0%).

Following a comprehensive review of actual performance against the pre-established targets, the Committee determined that the 2023 PSUs were earned at 140% of the target levels.

Name	Target # of PSU Shares Granted	Actual # of PSU Shares Awarded
Ali Dibadj	151,786	212,501
Roger Thompson	25,560	35,784
Michelle Rosenberg	18,587	26,022
William Cassidy	—	—
Georgina Fogo	—	—
James R. Lowry[1]	14,030	19,642

[1] Mr. Lowry left the Company on August 31, 2025.

Elements of Compensation

The Committee emphasizes performance-based variable incentives as the primary element of compensation paid to our CEO and other NEOs, reinforcing our strong pay-for-performance culture. In the 2025 performance year, 96% of CEO total compensation and 84% of other NEO total compensation consisted of performance-based variable incentives.

The charts below illustrate the mix of total compensation awarded in respect of the 2025 performance year. Total compensation includes base salary plus total variable compensation delivered in the form of STI, such as cash bonuses, and deferrals into LTI, including time-vested RSUs and performance-vested PSUs.



CEO 2025 Compensation Mix**

35% · 4% · 96% Total Performance Based Compensation · 23% · 38%

Base Salary
Variable Compensation–Cash (STI)
Variable Compensation–JHG Stock (time-vested)
Variable Compensation–JHG Stock (performance-vested)

Other NEOs 2025 Compensation Mix

19% · 16% · 84% Total Performance Based Compensation · 31% · 34%

Base Salary
Variable Compensation–Cash (STI)
Variable Compensation–JHG Stock (time-vested)
Variable Compensation–JHG Stock (performance-vested)

** *Excludes CEO Special Award. In 2025, Mr. Dibadj was also awarded a one-time CEO Special Award with 37.5% granted in the form of time-based RSUs that are eligible to vest on the fifth anniversary of the grant date and 62.5% granted in the form of performance-based PSUs that are eligible to vest on the fifth anniversary of the grant date based on the achievement of TSR hurdles prior to such date.*

We strive to maintain competitive compensation and benefits for all employees at the Company. Compensation, including an appropriate balance of base salary and variable compensation, is designed to attract and retain highly skilled talent, reinforce a strong pay-for-performance culture, and align the interests of management with those of our clients and shareholders. The table below provides further detail regarding compensation and benefits at Janus Henderson.

Component	Purpose	Pay Type	Pay Element	Details
Base Salary	Provides fixed pay for performing day-to-day job responsibilities	Fixed	Cash	• Constitutes a small portion of total annual compensation. • Reviewed periodically to maintain market competitiveness. • Provides market competitive base salary reflective of the responsibilities and scope of the position, as well as the experience and caliber of our executive talent.
At Risk Performance-Based Variable Compensation	• Performance-based variable compensation reinforces our pay-for-performance culture • Recognizes current year achievement of goals and objectives • Total award amount determined and divided into short- and long-term incentives • All long-term incentive awards are subject to malus and clawback provisions	Short-Term Incentive	Cash	The portion of total variable compensation paid in cash is intended to reward current year achievements.
		Long-Term Incentive	Time-Based Restricted Stock Units	A portion of total variable compensation is deferred into RSUs which are typically subject to a three-year ratable, time-based vesting schedule. Cash dividend equivalents are paid on unvested RSUs and are included in taxable compensation.
			Performance-Based Share Units	A portion of total variable compensation is also deferred into PSUs, which are eligible to vest after three years. The number of shares vesting is based on achievement of annual net new revenue growth and adjusted operating margin modified by relative TSR and net flow numbers at the end of the three-year performance period.
Other Benefits	Provides market competitive employee benefits	Benefits	• Medical and dental insurance • Life and disability insurance • Employee stock purchase opportunities • Charitable matching gift programs	The Committee annually reviews other benefits provided to the NEOs. We generally provide benefits to our NEOs that are similar to (if not the same as) those offered to all Company employees.
Retirement Plans	Provides the opportunity for participant-elected deferrals of compensation and certain Company discretionary and matching contributions	Varies by Country		We provide retirement plan benefits to all employees to assist them in their retirement planning. The contribution amounts vary geographically, and amounts are based on plan formulas that apply to all employees in those locations. Plans offered vary based on local market practices and regulations.

2025 Compensation for the CEO and Other NEOs

2025 CEO Variable Compensation

In establishing Mr. Dibadj's 2025 compensation package, the Committee reviewed a range of factors, including progress against key objectives in four categories: (1) Financial Outcomes, (2) Client Outcomes, (3) Strategy, and (4) Culture. The Committee also reviewed and considered competitive benchmarking data provided by its independent compensation consultant, CEO compensation packages disclosed by other public financial services firms, and insights from shareholders and external advisors. As discussed earlier in this CD&A, the Committee moved to a target-based program for Mr. Dibadj, establishing a 2025 variable compensation award opportunity of $12,775,000. Based on Company and individual performance, the Committee determined the 2025 variable compensation award for Mr. Dibadj was achieved above target, resulting in total compensation of $17.0 million payable for 2025.

Additionally, in connection with entering into a new employment agreement with Mr. Dibadj to replace his offer letter and severance rights agreement that were scheduled to expire in June of 2025, Mr. Dibadj was also granted a one-time CEO Special Award as described in greater detail above.

The Committee used the scorecard approach to assess Mr. Dibadj's performance. A summary of Mr. Dibadj's 2025 compensation and scorecard assessment are set forth below.



Ali Dibadj

Chief Executive Officer

Key Responsibilities

Mr. Dibadj serves as Chief Executive Officer and a member of our Board of Directors. He is responsible for the strategic direction and overall day-to-day management of the Company and leads the Executive Committee.

2025 Annual Compensation*

$5,859,000 $725,000

$17,000,000
Total Annual Compensation

$3,906,000 $6,510,000

- Base Salary
- Variable Compensation– Cash (STI)
- Variable Compensation– JHG Stock (time-vested)
- Variable Compensation– JHG Stock (performance-vested)

*   *Excludes CEO Special Award. In 2025, Mr. Dibadj was also awarded a one-time CEO Special Award consisting of time-based RSUs with a grant date fair value of $7,500,035 that are eligible to vest on the fifth anniversary of the grant date and performance-based PSUs with a grant date fair value of $12,500,033 that are eligible to vest on the fifth anniversary of the grant date based on the achievement of TSR hurdles prior to such date. The payout scale with respect to the PSUs ranges from a payout of 0% if the cumulative TSR is less than 50% to a payout of 200% of target if the cumulative TSR is at least 150%.*

Compensation Decisions

The Committee approved $16.275 million in total variable compensation for Mr. Dibadj. His total compensation increased 26% over 2024.

In 2025, the Company made continued improvements to its business model and delivered strong financial results. Under Mr. Dibadj's leadership, the Company achieved improved annual net new revenue growth, improved asset retention rates, strong TSR on JHG common stock, and continued improvements on strategic and cultural initiatives.

Based on this strong annual performance and sustained improvement in executing the Company's strategy and driving financial outcomes, the Committee determined that an increase in Mr. Dibadj's compensation was warranted to bring his total compensation in line with that of the Company's strongest-performing US peers. The Committee's decision was based on Mr. Dibadj's performance relative to the total incentive target established prior to 2025.

2025 Scorecard Outcomes for Mr. Dibadj

Financial Outcomes (25% weighting)

- Under Mr. Dibadj's leadership, the Company delivered strong financial performance in 2025, demonstrating resilience and disciplined execution in a dynamic market environment.

- The Company met its 2025 net new revenue growth target, stabilizing annual net new revenue after a decline in the prior year. This turnaround was driven by $56.5 billion of net inflows, compared to $2.4 billion in 2024, and breakeven net flows in the fourth quarter despite a broader industry slowdown. His emphasis on enhancing the Company's competitive position and strengthening client confidence contributed directly to this improvement.

- The Company also exceeded its 2025 operating margin targets. Through Mr. Dibadj's focus on cost discipline, organizational efficiency, and prioritization of strategic reinvestment, GAAP operating margin improved to 31.5%, up from 26.1% in 2024, and adjusted operating margin reached 36.0%. These results reflect his efforts to reinforce the Company's operating model and deliver balanced, sustainable financial outcomes.

- TSR for 2025 exceeded the active asset management peer average, building on 2024's exceptional outperformance. Under Mr. Dibadj's direction, the Company took proactive steps to enhance long-term shareholder value, including strengthening its market position, deepening client relationships, and leveraging record-high AUM and a more resilient balance sheet to support future growth initiatives.

- The Company also benefited from significantly higher performance fees, driven by investment excellence championed by Mr Dibadj, which contributed positively to earnings and further reinforced the Company's financial momentum.

Client Outcomes (25% weighting)

- Throughout 2025, Mr. Dibadj continued to elevate the Company's focus on delivering superior client outcomes, and his direct engagement and leadership contributed meaningfully to improved client confidence, stronger investment performance, and deeper relationships with key clients globally. Under Mr. Dibadj's leadership, long-term investment performance remained strong, with the majority of AUM outperforming benchmarks over one-, three-, five-, and ten-year periods. This performance reflects the investment discipline, risk oversight, and talent expectations he has reinforced across portfolio teams.

- Asset retention improved year-over-year and exceeded the Company's internal targets, driven in part by the enhanced stability and consistency of investment results that he championed, as well as his direct efforts to expand the Strategic Account Program and strengthen senior-level engagement. The Strategic Account Program is designed to deepen relationships with the Company's largest and most complex global clients through coordinated, senior-level engagement, tailored solutions, and a more holistic understanding of clients' evolving needs across products and regions. Throughout the year, he substantially increased his personal interaction with those clients, reinforcing Janus Henderson's commitment to its *Clients Come First – Always* Value, and ensuring that senior leadership also remained accessible and accountable. These interactions resulted in more strategic, solutions-oriented partnerships and contributed to higher client satisfaction scores across key segments.

Strategy (25% weighting)

- In 2025, Mr. Dibadj continued to drive the Company's strategic agenda with clarity, urgency, and disciplined execution, delivering meaningful progress across the *Protect & Grow, Amplify,* and *Diversify* Strategic Pillars. He personally set the strategic priorities for the year and held senior leadership accountable for executing against them, resulting in strong outcomes across multiple areas of the business.

- Under Mr. Dibadj's guidance, the Company executed on its key initiatives, driving growth across core businesses and regions. His direct involvement in strengthening the US intermediary strategy contributed to strong net sales and improved competitive positioning, while his oversight of the institutional business led to continued positive flows and deeper relationships with global consultants and allocators. He also championed a more integrated go-to-market approach, linking investment, product, and distribution teams to better deliver solutions aligned with evolving client needs.

- Mr. Dibadj expanded the Company's platform through targeted partnerships. In 2025, Janus Henderson entered into a strategic partnership with Guardian, enhancing the Company's capabilities and market reach. Integration of recent acquisitions progressed well, contributing positively to net inflows and positioning the Company for further growth.

- Throughout the year, Mr. Dibadj accelerated innovation and product diversification. Under his leadership, the Company launched tokenized funds, charitable investment accounts, and expanded fixed income ETF offerings.

- These accomplishments reflect the decisive, forward-looking leadership that Mr. Dibadj has brought to the Company. His strategic clarity, disciplined execution, and willingness to pursue transformational opportunities directly contributed to strong progress across all strategic objectives in 2025.

Culture (25% weighting)

- In 2025, Mr. Dibadj continued to lead the Company's cultural transformation with a strong emphasis on accountability, transparency, and values-based leadership. He personally set the tone for a high-performance and inclusive culture, and his direct engagement with employees contributed meaningfully to improvements in morale, collaboration, and trust across the organization. Under his leadership, employee engagement reached its highest level in eight years, with notable increases in collaboration and leadership trust scores that exceeded internal targets.

- Throughout the year, Mr. Dibadj reinforced the Company's MVP by embedding these principles into performance management, talent processes, and leadership expectations. He strengthened the connection between behaviors and outcomes by ensuring that performance evaluations and reward programs recognized not only results but also leadership conduct aligned to the Company's Values. His heightened focus on leadership accountability helped accelerate cultural alignment and improved the overall effectiveness of senior teams.

- Mr. Dibadj maintained a strong presence across the global organization through global town halls, open Q&A sessions, employee resource group ("*ERG*") engagement, and direct interaction with teams. His approachable and transparent leadership style fostered a sense of shared purpose and strengthened trust during a year of significant growth and corporate activity. These actions collectively contributed to a more connected, aligned, and high-performing culture that supports the Company's long-term strategic objectives.

2025 Compensation for Other NEOs

The Committee is responsible for oversight and approval of compensation paid to the other NEOs who are eligible to receive total variable compensation awards from the Company. The scorecard approach for our other NEOs includes the same categories, measures, and outcome weightings as the CEO scorecard described above.

The CEO, in conjunction with the Committee, agreed to apply the same scorecard approach to our other NEOs to drive individual accountability and alignment between Company and business unit outcomes, and to strengthen the link between compensation and performance over the long term. At the end of the year, each of the other NEOs completes a self-assessment, and the CEO uses the scorecard approach to evaluate their performance on a Company, department, and individual level. He then recommends total variable compensation awards for each other NEO to the Committee for consideration.

In determining total variable compensation for the other NEOs, the CEO and the Committee consider:

- Other NEO performance based on the scorecard approach;
- Demonstration of certain behavioral competencies included in the self-assessment;
- Competitive benchmarking data for similar roles as compared to the JHG Peer Group; and
- The direction of the Company profit pool, which is funded based on Company profits.

In general, total variable compensation awards to the other NEOs are directionally consistent with Company performance.

Total annual compensation and performance against the scorecard measures for the other NEOs for the 2025 performance period is summarized below.

Roger Thompson

Chief Financial Officer



Key Responsibilities

Mr. Thompson served as Chief Financial Officer ("**CFO**") through March 31, 2026, and was a member of the Executive Committee. He was responsible for planning, implementing, managing, and controlling all Company financial activities and oversees the key finance functions — Corporate Finance, Accounting, Tax, and Investor Relations.

2025 Annual Compensation



$790,000 $527,000

$3,820,000
Total Annual Compensation

$1,186,000 $1,317,000

- Base Salary
- Variable Compensation– Cash (STI)
- Variable Compensation– JHG Stock (time-vested)
- Variable Compensation– JHG Stock (performance-vested)

Compensation Decisions

The Committee approved $3.293 million in total variable compensation for Mr. Thompson. His total compensation for 2025 increased 13% on a constant currency basis compared to 2024. Mr. Thompson received a salary increase in 2025.

Mr. Thompson's compensation is determined in Great British pounds ("**GBP**") and converted to US dollars ("**USD**") using an annual average exchange rate between GBP and USD equal to 1.3173.

2025 Scorecard Outcomes for Mr. Thompson

Financial Outcomes (25% weighting)

- Under Mr. Thompson's leadership, the Company continued to effectively manage expenses and exceed cost-saving targets.
- Mr. Thompson oversaw the Company's successful strategic transaction with Guardian, which is showing initial positive outcomes.

Client Outcomes (25% weighting)

- Mr. Thompson led proactive investor relations efforts, including presenting at investor conferences and holding numerous one-on-one investor meetings throughout 2025.
- Mr. Thompson ensured strong financial governance with no restatements or material weaknesses in the Company's accounts or reporting in 2025.
- Mr. Thompson executed comprehensive succession planning ahead of his retirement, effective March 31, 2026, holding regular handover meetings with the Company's Deputy CFO and Head of Strategy & Corporate Development on CFO responsibilities, and transitioned leadership of the Asia Pacific Client Group to the Head of North America & APAC Client Group.

Strategy (25% weighting)

- Mr. Thompson remained a highly visible and active member of both the Executive Committee and the Strategic Leadership Team, helping drive the Company's strategic vision and execution of critical initiatives that advanced the firm's goals.
- Mr. Thompson played a key role in due diligence activities for strategic transactions, providing expert financial analysis and guidance on potential deals, and assessing viability and growth opportunities for the Company.
- Mr. Thompson was an active contributor to the Company's Strategic Account Program, strengthening key client relationships and personally engaging with major clients to demonstrate Janus Henderson's value proposition.
- Mr. Thompson successfully delivered on major finance projects and optimized organizational structures to improve efficiency and effectiveness.

Culture (25% weighting)

- Mr. Thompson traveled extensively in 2025 to the Company's global offices, meeting employees and clients in person. He hosted town halls, mentoring programs, Q&A sessions, and departmental meetings to share insights into the Company's strategy and financial performance.
- Mr. Thompson fostered a culture of transparency and inclusion by openly communicating the Company's strategic vision and results, helping build trust and strengthen connections across the organization.

Michelle Rosenberg

Chief Administrative Officer and General Counsel



Key Responsibilities

Ms. Rosenberg serves as Chief Administrative Officer ("**CAO**") with responsibility for global oversight of Legal, Internal Audit, Corporate Communications, Brand, Central Marketing, Client Experience, and Corporate Affairs. She is a member of the Executive Committee and serves as President and Chief Executive Officer of Janus Investment Fund ("**JIF**") and Janus Aspen Series ("**JAS**").

2025 Annual Compensation



$960,000 $500,000

$4,500,000
Total Annual Compensation

$1,440,000 $1,600,000

● Base Salary
● Variable Compensation–Cash (STI)
○ Variable Compensation–JHG Stock (time-vested)
● Variable Compensation–JHG Stock (performance-vested)

Compensation Decisions

The Committee approved $4.0 million in total variable compensation for Ms. Rosenberg. Her total compensation for 2025 increased 50% compared to 2024.

2025 Scorecard Outcomes for Ms. Rosenberg

Financial Outcomes (25% weighting)

- Ms. Rosenberg drove the implementation of innovative workflow automation tools, enhancing productivity and reducing manual effort across core administrative functions.

- Ms. Rosenberg successfully managed her 2025 business unit budget by instilling financial discipline, ensuring cost efficiency, and optimizing the use of internal and external resources. She delivered on departmental cost-saving targets while maintaining high service levels across each CAO function. This approach contributed to the Company's improved operating margin by streamlining processes, consolidating vendor relationships, and reallocating resources to priority activities.

- Ms. Rosenberg's leadership of the Legal team resulted in several favorable outcomes in key litigation matters, reducing uncertainty and mitigating potential financial exposure for the Company. These achievements reflect her strong judgment, her proactive approach to risk management, and her ability to direct complex legal matters toward efficient resolution.

Client Outcomes (25% weighting)

- Ms. Rosenberg continued to strengthen the Company's client-focused culture by deepening partnerships with key stakeholders and enhancing service delivery across the CAO functions. She maintained an excellent working relationship with the JIF/JAS Mutual Fund Board, ensuring proactive communication, high-quality materials, and consistent adherence to regulatory and governance standards.

- Under Ms. Rosenberg's direction, the Client Experience team delivered improvements in the Company's client satisfaction score, reflecting enhancements she championed in service consistency, communication, and cross-functional coordination. She also successfully executed the 2025 Audit Plan, as approved by the JHG Board Audit Committee, demonstrating strong risk identification, timely issue resolution, and rigorous oversight of internal controls.

Strategy (25% weighting)

- Ms. Rosenberg played a meaningful role in advancing the Company's strategic priorities. She was an active contributor to the Strategic Account Program, helping to strengthen relationships with some of the Company's largest global clients and ensuring that the full scope of the Company's capabilities were delivered. Ms. Rosenberg also led the successful launch of a new brand campaign, improving Janus Henderson's brand perception through increased visibility and coverage in tier one and industry publications.

- Throughout the year, Ms. Rosenberg delivered on strategic goals focused on effective resourcing and ensuring priority coverage for the Company's most important products and initiatives. She oversaw the optimization of the CAO organization's structure, improving resource alignment and process efficiency. Each CAO function developed multi-year optimization roadmaps under her direction, resulting in improved clarity, accountability, and execution readiness.

- The Legal and Corporate Secretary teams, under her leadership, played a pivotal role in supporting inorganic growth initiatives by advising on deal mechanics, managing documentation processes, and enabling key M&A and strategic transactions.

Culture (25% weighting)

- Ms. Rosenberg remained a highly visible leader of the Company's culture. She played an active role on several ERGs, including serving as the executive sponsor for the Working Parents ERG, where she helped elevate issues important to employees and further strengthen the Company's inclusive culture.

- Ms. Rosenberg demonstrated a strong commitment to talent development by sponsoring leadership programs, participating in internal panels, and mentoring employees across organizational levels. She also prioritized resilience within the CAO organization by establishing a clear succession plan for key roles and strengthening leadership depth across functions.

- In 2025, Ms. Rosenberg elevated the culture of continuous improvement within the CAO organization by helping employees gain a deeper understanding of the Company's strategy, clients, and the markets in which it operates. She accomplished this through CAO town halls, spotlight sessions, regularly hosted CAO lunches, and monthly written communications to the entire division. These efforts enhanced alignment, improved engagement, and fostered a stronger sense of shared purpose across the CAO organization.

William Cassidy

Chief Technology Officer



Key Responsibilities

Mr. Cassidy serves as Chief Technology Officer, overseeing all aspects of the global technology program, including the development of future technology strategy and fostering innovation across the Company. He is a member of the Executive Committee and the Strategic Leadership Team.

2025 Annual Compensation



$648,000 $500,000

$3,200,000
Total Annual Compensation

$972,000 $1,080,000

- Base Salary
- Variable Compensation–Cash (STI)
- Variable Compensation–JHG Stock (time-vested)
- Variable Compensation–JHG Stock (performance-vested)

Compensation Decisions

The Committee approved $2.7 million in total variable compensation for Mr. Cassidy. His total compensation for 2025 increased 3% compared to 2024.

2025 Scorecard Outcomes for Mr. Cassidy

Financial Outcomes (25% weighting)

- Mr. Cassidy effectively managed costs within his business unit and implemented cost-control measures to reduce IT vendor spend, contributing to the Company's improved operating margin.

- Mr. Cassidy led functionality testing assessments of technology systems, resulting in relevant migration and decommissioning actions, including the reduction of technology debt through the retirement of legacy servers.

Client Outcomes (25% weighting)

- Under Mr. Cassidy's leadership, his team consistently delivered planned technology features on schedule each quarter and played a crucial role in ensuring service commitments were fulfilled across the organization, thereby upholding high standards of service and operational excellence.

- Mr. Cassidy successfully delivered assigned strategic projects in 2025 that contributed to the success of the Technology department and aligned with our Strategic Pillar of *Protect & Grow* our core business.

- Mr. Cassidy enhanced the Technology organizational structure to ensure optimal performance and efficiency, in alignment with the Company's overall strategy.

Strategy (25% weighting)

- Mr. Cassidy continued to champion the implementation of Investment Management Systems and Product AI tools, in support of our Strategic Pillar of *Amplify Our Strengths*.
- Mr. Cassidy delivered strategic investment, client, corporate, and regulatory management systems that strengthened our core operations.

Culture (25% weighting)

- Mr. Cassidy has been an active member of the Executive Committee, contributing valuable insights on talent and succession planning for the Technology team.
- Mr. Cassidy serves as the executive sponsor of the Women's Network and Veterans Network ERGs, championing efforts across the Company to build an inclusive culture, increase representation, and support career development for women.
- Mr. Cassidy actively participated in professional development activities in 2025, strengthening his leadership effectiveness.

Georgina Fogo

Chief Risk Officer



Key Responsibilities

Ms. Fogo serves as Chief Risk Officer, leads the Global Risk and Compliance functions, and is a member of the Executive Committee. She provides independent risk oversight, ensuring the Company's compliance with regulatory requirements.

2025 Annual Compensation

$442,000 $527,000

$2,371,000
Total Annual Compensation

$664,000 $738,000

- Base Salary
- Variable Compensation– Cash (STI)
- Variable Compensation– JHG Stock (time-vested)
- Variable Compensation– JHG Stock (performance-vested)

Compensation Decisions

The Committee approved $1.844 million in total variable compensation for Ms. Fogo. Her total compensation for 2025 increased 13% on a constant currency basis compared to 2024.

Ms. Fogo's compensation is determined in GBP and converted to USD using an annual average exchange rate between GBP and USD equal to 1.3173.

2025 Scorecard Outcomes for Ms. Fogo

Financial Outcomes (25% weighting)

- Ms. Fogo achieved business unit financial goals and maintained budget discipline without compromising risk oversight.

Client Outcomes (25% weighting)

- Ms. Fogo's Risk and Compliance teams effectively managed internal stakeholder needs with a focus on balancing commercial priorities and risk management.
- Ms. Fogo delivered an enhanced risk framework, implementing additional risk reviews to proactively identify and manage operational risks, and successfully delivered the annual compliance monitoring plan.
- Under Ms. Fogo's leadership, no material regulatory issues were identified by auditors or regulators in 2025.

Strategy (25% weighting)

- Ms. Fogo continued to play an active role in our Strategic Account Program to build client relationships and demonstrate the value of our Company to some of our largest clients.
- Ms. Fogo's teams successfully delivered multiple major projects in 2025, including the Financial Risk Technology project, Global Communications Surveillance Modernization, and the implementation of the EU Digital Operational Resilience Act.
- Ms. Fogo worked to optimize the Risk and Compliance organizational structure and foster a culture of continuous improvement. This included delivering projects focused on ensuring activities were correctly located within the Company's operating model, maximizing use of existing technology capabilities, and driving modernization by focusing on implementing more advanced technology solutions.

Culture (25% weighting)

- Ms. Fogo positively contributed to the Company's culture through active participation in ERG events and mentoring opportunities.
- Under Ms. Fogo's leadership, her teams also made meaningful contributions to Company culture, taking key leadership roles in several ERGs and earning the ERG Volunteer of the Year award.

Details regarding 2025 compensation for James R. Lowry, former Global Chief Operating Officer, who left the Company on August 31, 2025, are provided in the Summary Compensation Table on page 70, and the material terms of his settlement agreement are described in the "*Potential Payments Upon Termination or Change-in-Control*" section on page 74.

The Compensation Process

JHG Peer Group

The Committee, with assistance from its independent compensation consultant, periodically reviews the composition of our peer group to ensure that it continues to serve as an appropriate market reference for executive compensation purposes. In reviewing the composition of our peer group, the Committee considers various factors, including our revenue, total AUM, and business model as compared to a select group of companies in our industry.

The Committee does not determine executive pay levels solely based on those of the JHG Peer Group (the "***JHG Peer Group***," as shown below). Rather, the Committee uses data from the JHG Peer Group as one of multiple reasonable reference points for consideration when determining NEO pay. The Committee believes that reference to the JHG Peer Group is useful to ensure that NEO variable compensation is competitive relative to compensation levels at other asset management firms with which we compete for executive talent.

Below is the compensation peer group that we used for 2025:

JHG PEER GROUP

- Abrdn plc
- Affiliated Managers Group, Inc.
- AllianceBernstein Holding LP
- Ameriprise Financial, Inc.
- Artisan Partners Asset Management, Inc.
- Cohen & Steers, Inc.

- Federated Hermes, Inc.
- Franklin Resources, Inc.
- Invesco Ltd.
- Lazard Ltd.
- M&G plc

- Man Group plc
- Schroders plc
- T. Rowe Price Group, Inc.
- Victory Capital Holdings, Inc.
- Virtus Investment Partners, Inc.

Role of the Independent Compensation Consultant

The Committee has the sole authority to retain and terminate any compensation consulting firm directly assisting it in the evaluation of director or executive compensation. The Committee also has the sole authority to approve fees and other retention terms for its consultant.

The Committee retains Meridian Compensation Partners ("**Meridian**") as its independent compensation consultant to provide objective analyses of, and counsel on, our executive compensation program and practices during the year. Throughout the year, the independent consultant is asked to review and comment objectively on management proposals and presentations to the Human Capital and Compensation Committee covering all elements of compensation paid to the NEOs, including an evaluation of the market competitiveness of our executive compensation packages, an assessment of pay in relation to performance, and input into CEO and other executive pay designs. The independent consultant also provides counsel on general market trends and technical developments, as well as input on the amount and structure of pay for the non-executive directors serving on our Board. The independent consultant is required, on an annual basis and upon the reasonable request of the Committee, to report to the Committee on any consulting services performed for management and their related fees. There were no such services provided to management during 2025.

The Committee recognizes that it is essential to receive objective advice from compensation consultants that are independent. In assessing Meridian's independence, the Committee considered the independence factors for compensations consultants listed in the NYSE listing requirements and determined that there were no conflicts of interest.

Shareholder Outreach

Our executive compensation and other governance matters are informed by shareholder feedback. In 2025, 96.4% of our shareholders supported the Company's advisory say-on-pay proposal. During 2025, we reached out to our top 20 shareholders, representing 71% of our shares outstanding in 2025, to discuss governance matters, including our executive compensation program, and we engaged with all those who expressed an interest in providing feedback. The feedback we received was broadly supportive of the design of the executive compensation program.

Compensation Risk Assessment

On an annual basis, the Company undertakes an assessment of existing compensation programs and practices, including the material terms of our compensation plans, design elements that could potentially encourage excessive risk-taking or are reasonably likely to have a material adverse impact on the Company, and any risk mitigation features in place. The Committee receives the results of this assessment for its review and consideration.

In 2025, the Committee concluded that the Company's compensation programs and practices discourage excessive risk-taking due to the mix of fixed and variable compensation, use of deferred incentives (including both RSUs and PSUs), and the Committee's ability to claw back both deferred and previously paid awards.

Other Compensation Policies

We are committed to ensuring that our executive compensation program and practices reflect principles of good governance as demonstrated by the following key aspects comprising our program and by those practices that we do not engage in.



WHAT WE DO

- Incorporate sound risk management and risk avoidance in our incentive plan design, including robust Board and management processes to identify and monitor risk
- Significant majority of NEO compensation is at-risk (95% for the CEO, 85% for other NEOs)
- 60% of our NEOs' total variable compensation consists of long-term incentive awards
- 60% of CEO equity awards granted as PSUs, with vesting contingent on a further three-year performance period
- Robust stock ownership guidelines (10x base salary for CEO and 3x for other NEOs)
- Regularly review the governance of our programs and revise to align with market best practices
- Active shareholder engagement program to seek and incorporate feedback
- Malus and clawback policies require us to recapture long-term incentive awards paid to an executive who engages in financial misconduct (including the misstatement of financial results)

WHAT WE DON'T DO

- No change-in-control agreements or single-trigger vesting of award in connection with a change in control of the Company
- No gross-ups for potential excise taxes
- No dividends or dividend equivalents paid on unvested or unearned PSUs
- No automatic acceleration of vesting on long-term incentive awards on termination of employment, except upon death or disability
- No short selling, hedging, or pledging of JHG shares
- No special executive retirement pension benefits
- No excessive perquisites
- No decisions made solely based on market data
- No encouragement of excessive risk-taking

Stock Ownership Guidelines

To ensure our NEOs and other executive officers make a meaningful investment in our common stock to align their economic interests more closely with those of other shareholders, the Committee has set minimum stock ownership guidelines for non-executive directors and members of the Company's Executive Committee. We believe this commitment to stock ownership will continue to play a significant role in driving our success and creating long-term value, further aligning our senior leaders' interests with those of our shareholders. Guideline levels are phased in over a period of five years. Shares that count towards this ownership guideline include shares of our common stock owned directly and common stock equivalents (PSUs are excluded). The CEO, other NEOs, and other Executive Committee members must meet these requirements within five years of becoming subject to the ownership requirement. Executives subject to the foregoing guidelines are restricted in their ability to sell shares of our common stock until they have met the applicable ownership guidelines. All our current NEOs have satisfied the applicable stock ownership guidelines or are expected to meet the guideline by the conclusion of the five-year time period.



Stock Ownership Guidelines

10x annual base salary
3x annual base salary
3x annual base salary
3x annual base salary
3x annual base salary
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
A. Dibadj
R. Thompson
M. Rosenberg
W. Cassidy
G. Fogo
Guideline
Actual Fiscal Year End Ownership at December 31, 2025 (based on a closing price of $47.57 on December 31, 2025)

Hedging and Pledging

Our Share Trading Policy prohibits our employees and directors from engaging in hedging designed to offset or reduce the risk of price fluctuations in our common stock or any other transactions that include the use of derivatives (including contracts for difference, spread betting, prepaid variable forward contracts, equity swaps, collars, or exchange funds) in relation to our common stock or similar transactions with respect to our common stock that would allow them to continue to own the securities without the full risks and rewards of ownership.

In addition, our Share Trading Policy prohibits our employees and directors from trading in options, warrants, puts, calls, and similar instruments linked to the value of our securities. Given the relatively short term of publicly traded options, transactions in options may create the appearance that an employee or director is trading based on material non-public information and focus attention on short-term performance at the expense of the Company's long-term objectives.

Our directors and employees are also prohibited from engaging in short sales of our common stock. Short sales may reduce a seller's incentive to seek to improve the Company's performance and often have the potential to signal to the market that the seller lacks confidence in our prospects. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales of our common stock.

Because a margin sale or foreclosure sale could occur at a time when the holder is aware of material non-public information or otherwise is not permitted to trade in our common stock, our Share Trading Policy prohibits employees and directors from holding shares of our common stock in a margin account or otherwise pledging our stock as collateral for a loan.

Certain aspects of this policy do not apply to Trian Fund Management, L.P. and its affiliates, including the funds and investment vehicles managed by Trian. Trian is our largest shareholder and an institutional investment manager with which two of our non-executive directors – Brian Baldwin and Josh Frank – are affiliated. Messrs. Baldwin and Frank are each Partners of Trian and members of its Investment Committee and Investment team. However, our Share Trading Policy applies to each of Mr. Baldwin and Mr. Frank in his individual capacity.

Equity Award Grant Practices

We grant annual equity awards at approximately the same time every year. We do not grant stock options or stock appreciation rights and only grant RSUs and PSUs. We do not have any program, plan, or practice to time annual or ad hoc grants of equity-based awards in coordination with the release of non-public information or otherwise.

Clawback

The Company maintains a clawback policy applicable to all long-term incentive awards, including equity-based compensation eligible to vest based on the achievement of service and performance-based conditions, granted to our NEOs on or after January 1, 2020, to the extent such individuals were NEOs at the time of grant. Upon a breach of the policy, the Committee (or the Board) may cause such awards to be forfeited or, in the case of previously settled or paid awards, clawed back. The policy applies under the following circumstances: (i) if the NEO is found to have engaged in certain types of material misconduct, (ii) in case of certain situations involving a material misrepresentation (regardless of whether the NEO's actions caused the misrepresentation) in relation to the financial performance of the Company, its subsidiaries, business units, funds or other investment vehicles managed by a member of the Company group, including upon a misstatement of financial results or other errors or discrepancies, or relating to the performance of the NEO, which formed the basis of certain incentive compensation determinations, (iii) upon significant changes in the overall financial situation of the Company group, and (iv) upon a material failure of risk management.

In addition, in 2023 the Company adopted an additional Clawback Policy for Executive Officers in order to comply with newly effective rules promulgated under the Dodd-Frank Act and NYSE listing standards. This policy applies to all incentive-based compensation (including cash bonus payments) received by our current and former Section 16 officers on or after October 2, 2023, the effective date specified in the NYSE listing standards. Under this policy, "incentive-based compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. In the event of an accounting restatement that impacts the financial reporting measures on which incentive-based compensation is calculated, this policy will require the clawback of the amount by which the compensation actually received exceeds the amount that otherwise would have been received based on the restated financial results.

Human Capital and Compensation Committee Report

The Committee has reviewed and discussed this CD&A with management. Based on this review and discussion, the Committee has recommended to the Board that this CD&A be included in the Proxy Statement for the 2026 Annual Meeting and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2025.

Respectfully submitted by the Human Capital and Compensation Committee:

Alison Quirk (Chair)
Eugene Flood Jr.
Angela Seymour-Jackson

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table for Fiscal Year 2025

The Summary Compensation Table below provides information regarding compensation during the years ended December 31, 2025, 2024, and 2023 for each of our NEOs. The information presented in this table differs from the compensation information presented in the "*2025 Compensation for the CEO and Other NEOs*" section of the CD&A for the following reasons:

• The CD&A describes compensation decisions made with respect to the 2025 performance year, regardless of when such compensation was actually paid or granted.
• By contrast and as required by SEC rules, the Summary Compensation Table reports LTI awards in the calendar year in which they were granted. Our annual LTI awards relating to each performance year are granted shortly after year-end. Therefore, in accordance with SEC rules:
  – LTI awards determined based on 2024 performance and granted in 2025 are included in 2025 compensation in the Summary Compensation Table below.
  – LTI awards determined based on 2025 performance and granted in 2026 will be included in 2026 compensation in next year's Summary Compensation Table, unless the closing of the Proposed Merger occurs prior to the filing of the Company's 2027 proxy statement.

In accordance with SEC rules, compensation shown in the Summary Compensation Table below includes not only cash compensation awarded for services in the applicable year but, in the case of LTI awards granted in the years reported in the table, compensation awarded for performance in prior years and forward-looking performance-vested compensation.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Ali Dibadj Chief Executive Officer	2025	725,000	6,510,000	27,665,115	—	138,612	35,038,727
	2024	725,000	5,110,000	7,192,559	—	9,718	13,037,277
	2023	725,000	3,082,500	5,950,035	—	126,197	9,883,732
Roger Thompson Chief Financial Officer	2025	526,920	1,317,300	1,662,060	229,595	64,138	3,800,013
	2024	460,584	1,125,872	1,347,190	390,501	55,030	3,379,177
	2023	447,444	882,459	1,402,733	476,481	48,508	3,257,625
Michelle Rosenberg Chief Administrative Officer & General Counsel	2025	500,000	1,600,000	1,560,037	141,176	50,812	3,852,025
	2024	395,833	1,040,000	1,020,018	221,878	49,863	2,727,592
	2023	350,000	680,000	1,020,055	272,180	39,056	2,361,291
William Cassidy Chief Technology Officer	2025	500,000	1,080,000	1,560,037	—	422,755	3,562,792
	2024	176,136	1,040,000	3,400,012	—	7,745	4,623,893
	2023	n/a	n/a	n/a	n/a	n/a	n/a
Georgina Fogo Chief Risk Officer	2025	526,920	737,688	982,104	145,081	55,214	2,447,007
	2024	383,828	665,302	796,906	234,663	41,198	2,121,897
	2023	372,870	522,018	871,110	308,802	39,093	2,113,893
James R. Lowry[6] Former Global Chief Operating Officer	2025	351,280	325,373	1,935,965	52,355	359,640	3,024,613
	2024	364,629	972,364	736,199	48,847	80,266	2,202,305
	2023	348,012	482,245	769,966	40,084	74,412	1,714,719

(1) Compensation for Messrs. Thompson and Lowry and Ms. Fogo was paid in GBP and has been converted to USD using the average annual exchange rate for the applicable year (for 2025, 1 GBP = 1.3173 USD).

[2] Amounts in this column represent the portion of the annual performance-year bonus paid in cash for the respective fiscal year, as reported in the CEO and other NEO performance descriptions in the "*Compensation Discussion and Analysis*" section above.

[3] In accordance with SEC rules, the amounts in this column for 2025 are, with the exception of Mr. Lowry, the aggregate grant date fair values of the RSUs and PSUs granted during 2025, even though the value awarded was based on 2024 performance. This incorporates the one-time Special CEO Award granted in 2025. For Mr. Lowry, the amount in this column for 2025 also includes RSUs granted as part of his settlement agreement, upon termination in August 2025, in respect of a prorated bonus for the 2025 performance year, granted in 2025. For Mr. Cassidy, the amount in this column for 2024 represents a new hire RSU award, granted upon hire in August 2024. The aggregate grant date fair values of the awards shown in this column are computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718). The assumptions made, if any, when calculating the amounts in this column are found in Note 15 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The amounts reported in the Summary Compensation Table for the PSUs are the values at the grant date as determined in accordance with ASC 718, which take into account the probable outcome of the performance conditions. Consequently, these values differ from the nominal amounts of the awards made by the Committee, which are divided by JHG's common stock price as determined on the grant date to yield a target number of PSUs. If valued assuming a maximum payout, the value of the awards would be: Mr. Dibadj, $34,198,122; Mr. Thompson, $1,662,060; Ms. Rosenberg, $1,560,037; Ms. Fogo, $982,104; and Mr. Lowry, $1,435,408. Mr. Cassidy was not granted any PSUs. If valued assuming a minimum payout, the value of the awards would be $0 for all NEOs.

[4] In accordance with SEC rules, the amounts in this column for 2025 represent fund unit awards vesting in 2025 based on the cash value of such awards at the time of vesting (which includes any appreciation in the funds in which the awards were nominally invested following the grant date) even where performance related to prior years. SEC rules require the presentation of such awards that vested during calendar year 2025, not awards made in respect of performance in 2025.

[5] The table below details the amounts included in the "All Other Compensation" column for 2025. For Mr. Dibadj, amounts in the "All Other Compensation" column for 2024 has been adjusted for refunds of Tax Equalization benefits previously paid and reported by the Company for 2024.

	Contributions to Retirement and 401(k) Plans[a]	Insurance Premiums and Medical Benefits	401(k) ESOP Dividends	Relocation & Other[b]	Total
Ali Dibadj	21,000	27,193	—	90,419	138,612
Roger Thompson	53,351	8,416	—	2,371	64,138
Michelle Rosenberg	21,000	29,611	201	—	50,812
William Cassidy	21,000	26,113	—	375,642	422,755
Georgina Fogo	47,423	7,791	—	—	55,214
James R. Lowry	36,884	30,022	—	292,734	359,640

[a] Amounts of contributions paid by the Company vary by jurisdiction. In the US, this represents 401(k) match contributions up to 6% of eligible compensation (capped at $350,000 per the IRS annual compensation limit). In the UK, this represents employer contributions to the Company's defined contribution pension plan at 10.5% of eligible compensation, or a taxable cash alternative of 9%.

[b] Amounts in this column represent, where applicable, Company matching charitable contributions under the Janus Henderson Matching Gift programs. For Mr. Dibadj, the amount shown includes tax equalization on foreign tax which is in accordance with the Company's Tax Equalization policy that applies to all applicable employees. This policy aims to ensure that regardless of location, an employee on a job-related assignment away from their home country should not be worse off had they continued to work for the Company in their home country. For Mr. Cassidy, the amount shown includes reimbursement for relocation expenses. For Mr. Lowry, the amount shown includes a redundancy payment and a payment in lieu of his contractual notice period, consistent with the Company severance policy.

[6] Mr. Lowry left the Company on August 31, 2025.

Grants of Plan-Based Awards for Fiscal Year 2025

The table below shows the non-equity incentive and equity award opportunities granted to our NEOs in 2025. These awards were based on 2024 performance and funded from the 2024 total incentive pool.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]		All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Target (#)	Maximum (#)		
Ali Dibadj	2/28/2025				—		73,508	3,066,019
	2/28/2025				110,262	220,524	—	4,599,028
	5/12/2025				—	—	196,336	7,500,035
	5/12/2025				327,226	654,452	—	12,500,033
Roger Thompson	2/28/2025				—	—	19,924	831,030
	2/28/2025				19,924	39,848	—	831,030
Michelle Rosenberg	2/28/2025				—	—	18,701	780,019
	2/28/2025				18,701	37,402	—	780,019
William Cassidy	2/28/2025				—	—	37,402	1,560,037
Georgina Fogo	2/28/2025				—	—	11,773	491,052
	2/28/2025				11,773	23,546		491,052
James R. Lowry	2/28/2025				—	—	17,207	717,704
	2/28/2025				17,207	34,414	—	717,704
	8/29/2025						11,251[4]	500,557

[1] Represents the number of PSUs granted in 2025 assuming target performance. The 2025 PSUs vest at the end of the performance period using a matrix-based target, measured at the end of the three-year period, derived from a combination of annual net new revenue growth and adjusted operating margin. There is no guaranteed minimum payment under our plan. More detailed information about the terms of these awards appears on page 57.

[2] Represents the number of RSUs granted in 2025 in respect of 2024 performance. The 2025 RSUs are eligible to vest ratably over the three-year period after the grant date, generally subject to continued service. More detailed information about the terms of these awards appears on page 57.

[3] The assumptions used in determining grant date fair value are the same as those set forth in footnote 3 to the Summary Compensation Table. These amounts do not necessarily represent the actual value that may be realized by the NEO.

[4] Represents the number of RSUs granted in 2025 per the settlement agreement in respect of a prorated bonus for the 2025 performance period that is eligible to vest ratably over the three-year period after the grant date.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table contains information regarding outstanding equity awards held by our NEOs as of December 31, 2025.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Ali Dibadj	353,944[4]	16,837,116	825,276	39,258,379
Roger Thompson	43,128[5]	2,051,599	83,166	3,956,207
Michelle Rosenberg	36,009[6]	1,712,948	70,200	3,339,414
William Cassidy	98,573[7]	4,689,118	—	—
Georgina Fogo	39,736[8]	1,890,242	23,546	1,120,083
James R. Lowry	41,161[9]	1,958,029	58,086	2,763,151

[1] The amount reflects the number of RSUs granted multiplied by $47.57 the closing price of our common stock on December 31, 2025.

[2] PSUs granted on February 29, 2024, and February 28, 2025, vest at the end of the 3-year performance period, subject to the achievement of the applicable performance goal, and generally subject to continued service. PSUs granted on May 12, 2025, vest at the end of the 5-year performance period, subject to the achievement of the applicable performance goal, and generally subject to continued service. The amount reflected in the table represents the number of shares payable based on the achievement of the maximum level of performance (200%), except for the PSUs granted under Mr. Dibadj's CEO Special Award on May 12, 2025, which is based on the target level of performance (100%).

[3] The amount reflects the number of PSUs payable based on the achievement of the maximum level of performance multiplied by $47.57, the closing price of our common stock on December 31, 2025, except for the PSUs granted under Mr. Dibadj's CEO Special Award on May 12, 2025, which is based on the target level of performance (100%).

[4] Includes the following unvested RSU awards: an RSU award of 22,118 granted on February 28, 2023; an RSU award of 61,982 granted on February 29, 2024; an RSU award of 73,508 granted on February 28, 2025; and an RSU award of 196,336 granted on May 12, 2025. Each RSU award granted prior to May 12, 2025 is subject to vest ratably over the three-year period after the grant date, and the RSU award granted on May 12, 2025 vests on the fifth anniversary of the grant date, all generally subject to continued service.

[5] Includes the following unvested RSU awards: an RSU award of 8,692 granted on February 28, 2023; an RSU award of 14,512 granted on February 29, 2024; and an RSU award of 19,924 granted on February 28, 2025. Each RSU award is subject to vest ratably over the three-year period after the grant date, generally subject to continued service.

[6] Includes the following unvested RSU awards: an RSU award of 6,320 granted on February 28, 2023; an RSU award of 10,988 granted on February 29, 2024; and an RSU award of 18,701 granted on February 28, 2025. Each RSU award is subject to vest ratably over the three-year period after the grant date, generally subject to continued service.

[7] Includes a new hire RSU award of 61,171 granted on August 30, 2024, and an RSU award of 37,402 granted on February 28, 2025, subject to vest ratably over the three-year period after the grant date, generally subject to continued service.

[8] Includes the following unvested RSU awards: an RSU award of 10,794 granted on February 28, 2023; an RSU award of 17,169 granted on February 29, 2024; and an RSU award of 11,773 granted on February 28, 2025. Each RSU award is subject to vest ratably over the three-year period after the grant date, generally subject to continued service.

[9] Includes the following unvested RSU awards: an RSU award of 4,772 granted on February 28, 2023; an RSU award of 7,931 granted on February 29, 2024; an RSU award of 17,207 granted on February 28, 2025; and an RSU award of 11,251 granted on August 29, 2025. Each RSU award is subject to vest ratably over the three-year period after the grant date, generally subject to continued service.

Stock Vested for Fiscal Year 2025

The following table reflects vesting of stock awards held by our NEOs during fiscal year 2025.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ali Dibadj	335,566	14,885,732
Roger Thompson	57,780	2,621,231
Michelle Rosenberg	41,196	1,874,807
William Cassidy	30,129	1,319,349
Georgina Fogo	22,810	951,002
James R. Lowry	29,462	1,344,736

Potential Payments Upon Termination or Change-in-Control

In 2025, we entered into a new employment agreement with our CEO to replace his previous offer letter and severance rights agreement that were scheduled to expire in June of 2025. The new employment agreement provides that upon a termination of his employment by the Company without Cause or by Mr. Dibadj for Good Reason, in either case, Mr. Dibadj will receive a lump sum amount equal to three times his annual total cash compensation, plus any previously unpaid portion of his variable cash compensation from a prior completed fiscal year, plus a prorated annual cash bonus at the target level of performance. In addition, the Company will provide Mr. Dibadj with 18 months of continued health and welfare coverage. The new employment agreement further provides that any unvested time- or performance-based restricted stock units held by Mr. Dibadj will remain outstanding and will continue to vest in accordance with their terms. The foregoing severance entitlements are subject to the execution of a general release of claims in favor of the Company and continued compliance with post-termination restrictive covenants, including 12 months' non-competition and non-solicitation of clients, employees, and contractors.

We remain party to a service agreement with Mr. Thompson that was entered into prior to the merger of Janus Capital Group Inc. and Henderson Group plc in 2017, and we entered into a service agreement with Ms. Fogo on March 15, 2018, at the time of hire. Mr. Thompson's service agreement provides for his employment to continue until terminated by Mr. Thompson on six months' notice or by the Company on 12 months' notice. Ms. Fogo's service agreement provides for her employment to continue until terminated by either party with six months' notice. In each case, during the notice period, the Company may place Mr. Thompson and Ms. Fogo on garden leave for up to six months with full salary and benefits.

In connection with Mr. Lowry's termination of employment with the Company, we entered into a settlement agreement (the "**Settlement Agreement**") with Mr. Lowry. The Settlement Agreement provides that, subject to execution of a release of claims, Mr. Lowry would be entitled to receive certain benefits in accordance with the previously disclosed terms of the Company's compensation and benefit plans, including a pro-rated bonus of approximately $813,433 for a portion of the 2025 calendar year preceding his termination date, paid in a mix of cash and RSUs, a redundancy payment of $161,004, and a payment in lieu of his contractual notice period of $131,730. Mr. Lowry was also eligible to receive continued vesting of outstanding equity awards, valued at approximately $3,471,801 as of December 31, 2025, to the extent previously provided by, and in accordance with, the terms of the respective award agreements. The Settlement Agreement includes covenants not to compete, not to solicit, not to disparage, and to maintain confidentiality.

The tables below describe the potential termination payments for our currently employed NEOs under various termination of employment scenarios. Post-termination compensation and benefits paid to our NEOs are typically addressed by the plan or award agreement relating to each element of compensation. For purposes of estimating the compensation and benefits that would apply to our NEOs, these amounts have been calculated as if each NEO's employment had been terminated as of December 31, 2025, using the closing value of our common stock on December 31, 2025 ($47.57 per share). Certain compensation disclosures included in this section are presented without regard to the terms of the Proposed Merger. For further information regarding the terms, conditions, and interests of certain persons under the Proposed Merger, please refer to Janus Henderson's definitive merger proxy statement and other relevant materials filed with the SEC.

The numbers disclosed in the tables are calculated in USD and are subject to other estimates and assumptions, therefore, the actual amounts the NEO may receive may differ materially from those shown in these tables. Additional information on the calculations for any payments are outlined in the footnotes of each table.

Voluntary Resignation

Upon a voluntary resignation (not constituting a retirement), no NEO is entitled to any compensation or benefit and any unvested LTI awards, including fund unit awards and stock options under the Sharesave program (a UK tax approved plan), will forfeit.

Involuntary Termination

Upon an involuntary termination of employment without cause, the CEO will be entitled to severance in accordance with his employment agreement. Payments would include:

• A lump sum amount equal to three times annual total cash compensation;

• Any unpaid portion of variable cash compensation from a completed fiscal year;

• A cash payment equal to the determined cash bonus for the year of termination, prorated through the date of termination;

• Any unvested LTI awards (other than the CEO Special Award), including PSUs, would continue to vest subject to achievement of performance criteria; and

• A cash payment equal to the value of continued benefits for a period of 18 months following date of termination.

Except with respect to Mr. Dibadj, in the event of an involuntary termination of employment without cause, our NEOs will be entitled to the severance benefits consistent with the severance benefits offered to all other employees. If the termination had occurred on December 31, 2025, severance payments would include:

• A cash payment equal to a number of months of base salary (determined by tenure), and subject to a minimum of three and a maximum of 12 months;

• A payment in lieu of notice, if applicable, as described in the service agreements with certain NEOs;

• A pro-rata portion of total variable compensation based on the previous year's actual variable compensation (assuming termination after July 1);

• Any unvested LTI awards including fund unit awards would continue to vest; and

• Where applicable, a cash payment equal to the value of continued benefits (determined by tenure), and subject to a minimum of three and a maximum of 12 months.

Elimination of Position	A. Dibadj	R. Thompson	M. Rosenberg	W. Cassidy	G. Fogo
Severance Payment ($)[1]	22,615,000	3,820,170	4,500,000	2,825,000	2,173,545
Payment in Lieu of Notice ($)[2]	—	526,920	—	—	263,460
Long-term Incentive Vesting ($)[3]	19,343,532	4,029,702	3,382,655	4,689,118	2,450,283
Benefits ($)[4]	40,790	—	29,611	6,528	—
TOTAL ($)	41,999,322	8,376,792	7,912,266	7,520,646	4,887,288

[1] For the CEO, this includes a lump sum amount equal to three times annual total cash compensation and the unpaid portion of variable cash compensation from a prior completed fiscal year. For the other NEOs, this includes a cash payment equal to a number of months of base salary determined as described above and a pro-rata portion of total variable compensation assuming a December 31, 2025, termination date. Variable compensation payments to the other NEOs are subject to deferral in accordance with the terms of the plan rules.

[2] Mr. Thompson and Ms. Fogo are entitled to payment in lieu of a notice period if the Company elects to end their services instead of completing the notice period. The amounts in this row assume payment for the full notice period.

[3] Long-term incentive award vesting reflects continued vesting of RSUs, PSUs (assuming achievement at the target level of performance), and fund unit awards (as applicable to each participant).

[4] Benefits include medical, dental and vision premiums typically paid on behalf of active employees.

Death, Disability, or Retirement

If an NEO's employment is terminated due to death or disability, unvested LTI awards (other than the CEO Special Award) including fund unit awards will vest. If Mr. Dibadj's employment is terminated due to death or disability, he will vest in a prorated portion of the CEO Special Award (including the pro rata portion of the conditionally vested PSUs).

If an NEO meets the age and service requirements of retirement or qualifies for retirement following an assessment of the Company's retirement criteria, his or her unvested LTI awards shall continue to vest subject to certification of the terms of the award agreements. Unvested LTI awards granted for retention purposes forfeit upon retirement.

Death or Disability	A. Dibadj	R. Thompson	M. Rosenberg	W. Cassidy	G. Fogo
Bonus Payment ($)[1]	16,275,000	3,293,250	4,000,000	2,700,000	1,844,220
Payment in Lieu of Notice ($)[2]	—	526,920	—	—	263,460
Long-term Incentive Vesting ($)[3]	22,535,241	4,029,702	3,382,655	4,689,118	2,450,283
Benefits ($)	—	—	—	—	—
TOTAL ($)	**38,810,241**	**7,849,872**	**7,382,655**	**7,389,118**	**4,557,963**

[1] Includes a pro-rata portion of total variable compensation assuming a December 31, 2025, termination date. The variable compensation payment is not subject to deferral.

[2] Mr. Thompson and Ms. Fogo are entitled to payment of lieu of a notice period as outlined in their service agreements. The amounts in this row assume payment for the full notice period.

[3] Long-term incentive award vesting reflects acceleration of RSUs, PSUs (assuming achievement at the target level of performance), and fund unit awards (as applicable to each participant).

Retirement	A. Dibadj	R. Thompson	M. Rosenberg	W. Cassidy	G. Fogo
Bonus Payment ($)[1]	16,275,000	3,293,250	4,000,000	2,700,000	1,844,220
Payment in Lieu of Notice ($)	—	—	—	—	—
Long-term Incentive Vesting ($)[2]	19,343,532	4,029,702	3,382,655	1,779,213	2,450,283
Benefits ($)	—	—	—	—	—
TOTAL ($)	**35,618,532**	**7,322,952**	**7,382,655**	**4,479,213**	**4,294,503**

[1] Includes the full 2025 total variable compensation. The variable compensation payment is subject to deferral in accordance with the terms of the plan rules.

[2] Long-term incentive award vesting reflects continued vesting of RSUs, PSUs (assuming achievement at the target level of performance), and fund unit awards, subject to complying with limitations on the types of services that may be provided to competitors during the vesting period. Mr. Dibadj's CEO Special Award and Mr. Cassidy's 2024 long-term incentive award do not include any retirement vesting provisions.

Change-in-Control

The Company is not party to any individual change-in-control agreements with any of the NEOs. In addition, other than the CEO Special Award, LTI incentive awards including fund unit awards do not contain change-in-control provisions. The CEO Special Award provides that if Mr. Dibadj has an involuntary termination of employment without cause or for good reason or due to death or disability, in each case following a change in control, the CEO Special Award will fully vest with performance of the PSUs measured as of the date of the change in control assuming the greater of target and actual performance; provided that, if a change in control of the Company occurs prior to the first anniversary of the grant date, Mr. Dibadj remains in the role of CEO, and the CEO Special Award is assumed or replaced with an award of substantially the same value and terms (other than with respect to performance metrics), the CEO Special Award will be forfeited. For further information regarding the terms, conditions, and interests of certain persons under the Proposed Merger, please refer to Janus Henderson's definitive merger proxy statement and other relevant materials filed with the SEC.

Pay Versus Performance Table for Fiscal Year 2025

The Pay Versus Performance Table below discloses the relationship between the compensation actually paid ("***CAP***") to the executive officers and the Company's financial performance during the years ended December 31, 2021, 2022, 2023, 2024, and 2025. The compensation information presented in this table is different from compensation information presented in the CD&A and in the Summary Compensation Table above. The differences can largely be attributed to variation in the treatment of stock awards in each of these tables as described in greater detail below.

- The compensation presented in the "*2025 Compensation for the CEO and Other NEOs*" section of the CD&A illustrates compensation paid or granted to NEOs based on their performance during the 2025 performance period as determined by the scorecard approach. The stock awards shown as "JHG Stock (time-vested)" and "JHG Stock (performance-vested)" in these tables include the portions of 2025 total variable compensation that were deferred into RSUs and PSUs when they were granted in February 2026.
- In accordance with SEC rules, the Stock Awards column in the Summary Compensation Table includes the aggregate grant date fair values of the RSUs and PSUs granted during 2025, even though the number of RSUs and PSUs granted was determined based on the 2024 performance of the executive officers.
- The Pay Versus Performance Table below differs from both the information presented in the CD&A and in the Summary Compensation Table because it calculates actual compensation based on different methodologies, including the value of outstanding unvested stock awards as of December 31, 2025.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for Ali Dibadj ($)	Summary Compensation Table Total for Richard Weil ($)	Compensation Actually Paid to Ali Dibadj ($)[1]	Compensation Actually Paid to Richard Weil ($)[1]	Average SCT Total for Non-PEO Named Executive Officers ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[2]	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[3]	Net Income (millions) ($)	Adjusted Operating Margin (%)[4][5]
2025	35,038,727	—	45,874,900	—	3,337,290	4,136,640	185.86	211.25	815.9	36.0
2024	13,037,277	—	19,517,846	—	3,233,242	4,148,705	160.03	200.58	408.9	34.4
2023	9,883,732	—	12,029,045	—	2,361,882	2,925,173	108.48	145.36	393.0	30.9
2022	7,947,815	4,515,893	8,027,246	(2,057,211)	3,259,428	2,559,255	79.77	110.59	372.4	33.8
2021	—	9,317,046	—	15,802,892	2,613,369	3,185,241	134.11	147.62	620.0	43.4

(1) The amounts in the following table represent each of the amounts deducted and added to the equity award values for our Principal Executive Officer ("***PEO***"), which in our case is the CEO, for the applicable year for purposes of computing the CAP amounts appearing in these columns of the Pay Versus Performance Table:

Year	PEO Name	Grant Date Fair Value of Equity Awards Granted During Applicable Year ($)[i]	Year-End Fair Value of Equity Awards Granted During Applicable Year ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Fair Value of Awards Granted and Vested in the Applicable Year ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year ($)	Dollar Value of Any Dividends or Other Earnings Paid on Stock Awards Prior to the Vesting Date ($)[ii]	Total Equity Value Adjustments Reflected in Compensation Actually Paid ($)[iii]
2025	Ali Dibadj	(27,665,115)	33,647,783	1,123,230	—	3,196,319	533,956	10,836,173
2024	Ali Dibadj	(7,192,559)	9,835,998	3,298,552	—	189,303	349,275	6,480,569
2023	Ali Dibadj	(5,950,035)	6,537,666	928,538	—	280,749	348,395	2,145,313
2022	Ali Dibadj	(5,000,022)	4,916,409	—	—	—	163,044	79,431
2022	Richard Weil	(1,000,027)	697,321	(2,409,840)	—	(3,895,246)	34,688	(6,573,104)
2021	Richard Weil	(1,950,007)	3,607,008	4,928,291	—	(101,092)	1,646	6,485,846

(i) Represents the deduction of amounts reported in the Stock Awards column of the Summary Compensation Table.

(ii) Represents dividends paid or accrued on stock awards for the applicable year, prior to the vesting date(s) that are not otherwise reflected in the CAP to the applicable PEO.

(iii) Represents the total adjustments to the Summary Compensation Table in respect of equity awards for the applicable year, as reflected in CAP.

(2) The amounts in the following table represent each of the amounts deducted and added to the equity award values for the non-PEO NEOs for the applicable year for purposes of computing the CAP amounts appearing in the Pay Versus Performance Table:

Year	NEO Names	Grant Date Fair Value of Equity Awards Granted During Applicable Year ($)	Year-End Fair Value of Equity Awards Granted During Applicable Year ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Fair Value of Awards Granted and Vested in the Applicable Year ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year ($)	Dollar Value of Any Dividends or Other Earnings Paid on Stock Awards Prior to the Vesting Date ($)(i)	Total Equity Value Adjustments Reflected in Compensation Actually Paid ($)(ii)
2025(iii)	2025 AVERAGE	(1,540,041)	1,749,273	193,781		277,375	118,962	799,350
2024(iv)	2024 AVERAGE	(1,570,077)	2,031,743	335,770	—	35,709	82,318	915,463
2023(v)	2023 AVERAGE	(1,015,966)	1,116,304	294,447	—	56,082	112,424	563,291
2022(vi)(vii)	2022 AVERAGE	(1,875,254)	1,320,305	(377,728)	474,002	(340,406)	98,908	(700,173)
2021(viii)	2021 AVERAGE	(547,511)	781,573	284,199	—	(11,677)	65,288	571,872

(i) Represents dividends paid or accrued on stock awards for the applicable year, prior to the vesting date(s) that are not otherwise reflected in the CAP to the non-PEO NEOs.

(ii) Represents the total adjustments to the Average Summary Compensation Table Total in respect of equity awards for the applicable year, as reflected in CAP.

(iii) 2025 NEOs include: Messrs. Thompson and Cassidy, Mses. Rosenberg and Fogo, and James R. Lowry, former Global Chief Operating Officer.

(iv) 2024 NEOs include: Messrs. Thompson, Cassidy, and Lowry and Ms. Rosenberg.

(v) 2023 NEOs include: Messrs. Thompson and Lowry, and Mses. Rosenberg and Fogo.

(vi) 2022 NEOs include: Mr. Thompson, Mses. Fogo and Rosenberg; and Ms. Tiphani Krueger, former Global Head of Human Resources, and Ms. Suzanne Cain, former Global Head of Distribution. Mr. Thompson served as our Interim Chief Executive Officer from April 1, 2022, until Mr. Dibadj's appointment on June 21, 2022. In connection with Mr. Thompson's interim role, he continued to receive the same salary he received in 2022 for his role as Chief Financial Officer. Accordingly, Mr. Thompson's 2022 compensation has been included in the average compensation column for our non-PEO NEOs.

(vii) In 2021, the Compensation Committee considered the uncertainty caused by the former CEO's retirement, combined with an increase in shareholder activism, and decided to grant one-time Transition Awards to each of the NEOs to reinforce leadership stability. Such awards were granted in February 2022 after the end of the 2021 performance year. An unintended consequence of this timing is that the Transition Awards are included in 2022 compensation, which could be interpreted to suggest that our NEOs received compensation increases for disappointing performance in 2022 rather than the performance year in which the value was determined.

(viii) 2021 NEOs include: Mr. Thompson, Mses. Cain, Fogo, and Rosenberg.

(3) The companies included in the peer group TSR calculations are the publicly traded companies included in the S&P US BMI Asset Management & Custody Banks Index used by the Company for purposes of disclosing our cumulative TSR in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The S&P US BMI Asset Management & Custody Banks Index is a market-value weighted index of 36 asset management companies.

(4) In addition to financial results reported in accordance with GAAP, we report certain financial measures on a non-GAAP basis. These measures are not in accordance with, or a substitute for, GAAP, and our financial measures may differ from the non-GAAP financial measures used by other companies. For additional information, see Annex A, "Reconciliation of Non-GAAP Financial Measures".

(5) Adjusted operating margin is adjusted operating income divided by adjusted revenue for 2025. This measure has been designated as the "Company-Selected Measure" for 2025, in accordance with SEC rules, and represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to our NEOs in 2025.

Description of the Relationship Between Pay and Performance

Using the values reflected in the Pay Versus Performance table, below are graphical representations of the relationship for the last four fiscal years:

- between the CAP to the PEO and each of the Company's (x) TSR, (y) net income, and (z) the "Company-Selected Measure";
- between the average CAP to the other NEOs and each of the Company's (x) TSR, (y) net income, and (z) the "Company-Selected Measure"; and
- between the Company's TSR and the TSR of the peer group for which disclosure is included in the Pay Versus Performance table.







Note: The SEC requires companies to compare CAP to our NEOs (including the PEO) and net income, however, we do not rely on net income in the determination of NEO compensation.

(1) The "CAP to PEO" amounts for 2025 - 2022 represent compensation paid to Ali Dibadj. "CAP to PEO" amounts for 2021 represent compensation paid to Richard Weil.



Most Important Performance Measures to Determine Compensation Actually Paid

The four items below represent the most important performance measures we used to determine CAP to our NEOs in 2025, as described in the "*Compensation Discussion and Analysis*" section titled "*2025 Compensation for the CEO and Other NEOs*".

Most Important Performance Measures
Adjusted Operating Margin
Annual Net New Revenue
Total Shareholder Return
% Assets Outperforming Benchmarks

CEO Pay Ratio Disclosure

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of Mr. Ali Dibadj, our CEO, and our employees (other than our CEO).

For 2025, our median employee was identified by calculating 2025 compensation for all employees, excluding our CEO, who were employed on December 31, 2025. All active employees were included, whether employed on a full-time or part-time basis. 2025 total compensation included base salary plus variable compensation (including sales commissions if applicable) before deferrals. Variable compensation was not annualized for employees who were hired after the start of the 2025 fiscal year. Compensation to our non-US employees was converted to US dollars based on the average monthly exchange rates for the 2025 fiscal year.

Upon identifying the median employee, total compensation was calculated for this individual using the same methodology as used for the CEO (and other NEOs) in the Summary Compensation Table. Accordingly, our median employee's 2025 annual total compensation was $180,800. In 2025, Mr. Dibadj had an annual total compensation of $35,038,727, as reflected in the Summary Compensation Table. As a result for 2025, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (other than our CEO) was 194 to 1. Excluding the one-time CEO Special Award, our CEO pay ratio would be approximately 83 to 1.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of our Board or our Human Capital and Compensation Committee. None of the individuals who served on our Human Capital and Compensation Committee during 2025, and none of our current Human Capital and Compensation Committee members, are current or former officers or employees of the Company. Additionally, none of the individuals who currently serve as members of our Human Capital and Compensation Committee or who served as members of our Human Capital and Compensation Committee during 2025 has had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K, except for Josh Frank. Mr Frank is a Partner at Trian, the Company's largest shareholder. Following the announcement of the Proposed Merger which contemplates the acquisition of the Company by an investment group that includes Trian, Mr. Frank stepped down from the Human Capital and Compensation Committee. He continues to serve as a member of the Board of Directors. The Board determined that this change was appropriate in light of Mr. Frank's role as a Partner at Trian, as well as the Proposed Merger.

Equity Compensation Plan Information

The following table presents information, determined as of December 31, 2025, about outstanding awards and shares remaining available for issuance under our equity-based LTI plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(#)	Weighted-average exercise price of outstanding options, warrants and rights ($)(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(#)
Equity compensation plans approved by shareholders	1,402,660[1]	25.99[2]	5,096,665[3]
TOTAL	**1,402,660**	**—**	**7,645,875**

[1] Includes awards outstanding under the Save as You Earn Plan and performance share units issued under the 2022 Deferred Incentive Plan to the CEO and certain Executive Committee members. There are an additional 3,572,986 restricted stock units outstanding under the Company's equity compensation plans, which are not included in column (a) because shares have been purchased on the open market to cover their issuance and such shares are therefore already reflected in the Company's financial statements as currently outstanding shares of common stock.

[2] The Save As You Earn Plan had 302,533 shares outstanding with a weighted average exercise price of $25.99 as of December 31, 2025. The performance share units are full value awards and do not have an exercise price, and, therefore, PSUs are not included in the weighted-average exercise price in column (b).

[3] Includes shares remaining available for future issuance under the 2022 Deferred Incentive Plan as of December 31, 2025. None of the Company's other shareholder-approved equity plans contain a specified share pool.

RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

Our Related Party Transaction Policy provides that related party transactions must be approved in advance by the Audit Committee. Related party transactions include any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements, or relationships in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. Related persons may include the Company's directors, executive officers, significant shareholders, and immediate family members and affiliates of such persons.

Although the Audit Committee does not have detailed written procedures concerning the approval of related party transactions, our Related Party Transaction Policy provides that the Audit Committee will consider all relevant facts and circumstances in reviewing transactions subject to the policy, including:

- Whether the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders;
- Terms of the transaction and the terms of similar transactions available to unrelated parties or employees generally;
- Availability of other sources for comparable products or services;
- Benefits to the Company;
- Impact on the director's independence, if the transaction is with a director or an affiliate of a director; and
- The possibility that the transaction may raise questions about the Company's honesty, impartiality, or reputation.

Related Party Transactions

Certain of our directors and executive officers, as well as their immediate family members, from time to time may personally invest in Janus Henderson funds on substantially the same terms and conditions as other similarly situated investors who are not our directors, officers, or employees.

Except as described below, none of our directors, executive officers, or their immediate family members has or has had any material interest in any transaction in which the Company is a participant that would require disclosure under Item 404(a) of Regulation S-K. There are no outstanding loans or guarantees provided by us or any of our subsidiaries for the benefit of our directors or executive officers.

In the ordinary course of their asset management businesses, subsidiaries of the Company may from time to time invest client assets (i) in companies for which one or both of Mr. Baldwin and Mr. Frank serves as a director or in which Mr. Baldwin, Mr. Frank, their affiliates or investment funds managed by Trian and/or its affiliates may be significant shareholders or (ii) in investment funds or other investment vehicles managed by Trian and/or its affiliates.

As previously disclosed, on December 21, 2025, we entered into an agreement and plan of merger with Jupiter Company Limited ("**Parent**") and Jupiter Merger Sub Limited ("**Merger Sub**"). The merger agreement provides that, among other things and subject to the terms and conditions set forth in the merger agreement, Merger Sub will merge with and into Janus Henderson, with Janus Henderson surviving the merger as a wholly-owned subsidiary of Parent. Each share of our common stock issued and outstanding immediately prior to the Effective Time (as defined in the merger agreement) will be converted into the right to receive $52.00 per share in cash, without interest. Parent and Merger Sub are affiliates of our largest shareholder, Trian, who beneficially owns approximately 21% of the outstanding shares of our common stock. Each of Mr. Baldwin and Mr. Frank may be deemed to have a material interest in the Proposed Merger for purposes of Regulation S-K Item 404.

Concurrently with the execution of the merger agreement, Trian Partners AM Holdco II, Ltd., a Cayman Islands exempted limited company ("***Trian AM Holdco***"), of which Trian serves as the management company, that beneficially owns approximately 21% of the outstanding shares of our common stock, entered into a voting and rollover agreement with the Company (the "***Voting Agreement***"), pursuant to which Trian AM Holdco has, subject to certain limitations, committed to vote its shares of common stock in favor of, and take certain other actions in furtherance of, the transactions contemplated by the merger agreement, including the Proposed Merger, and directly or indirectly contribute a portion of its shares of common stock to Parent prior to the Proposed Merger. Trian AM Holdco's voting obligations are subject to certain exceptions, including a change in recommendation by the Board in accordance with the terms of the merger agreement. Subject to the terms therein, the Voting Agreement will terminate upon the earliest to occur of (i) the mutual written agreement of Parent, the Company and Trian AM Holdco, (ii) the Effective Time or (iii) the termination of the merger agreement in accordance with its terms.

Completion of the Proposed Merger remains subject to the satisfaction of certain closing conditions, including shareholder and regulatory approvals. We will be holding a separate special meeting of shareholders to vote on the Proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Principal Shareholders

The table below sets forth information regarding beneficial ownership of our outstanding common stock as of April 13, 2026, or as otherwise noted, by beneficial owners of more than 5% of our outstanding common stock who have publicly disclosed their ownership. We have no knowledge of any arrangement that would, at a subsequent date, result in a change-in-control of the Company.

Name	Shares of Common Stock Beneficially Owned	
	Number	Percentage[1]
Trian Fund Management, L.P.[2]	31,867,800	20.7%
BlackRock, Inc.[3]	16,596,612	10.8%
The Vanguard Group Inc.[4]	13,580,920	8.8%

[1] Percentage calculations are based on 154,075,608 shares outstanding as of April 13, 2026.

[2] Information is based on a Schedule 13D/A filed with the SEC on June 2, 2023, by Trian Fund Management, L.P. All shares are directly held by Trian AM Holdco, of which Trian serves as the management company and therefore shares dispositive power and voting power with respect to such shares. The address of Trian is 280 Park Avenue, 41st Floor, New York, NY 10017.

[3] Information is based on a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on January 24, 2024, relating to such shares beneficially owned as of December 31, 2023. Such report provides that BlackRock has (i) sole voting power with respect to 15,956,949 shares, (ii) shared voting power with respect to 0 shares, (iii) sole dispositive power with respect to 16,596,612 shares and (iv) shared dispositive power with respect to 0 shares. BlackRock's address is 50 Hudson Yards, New York, NY 10001.

[4] Information is based on a Schedule 13G/A filed by The Vanguard Group Inc. ("Vanguard") with the SEC on February 13, 2024, relating to such shares beneficially owned as of December 31, 2023. Such report provides that Vanguard has (i) sole voting power with respect to 0 shares, (ii) shared voting power with respect to 72,017 shares, (iii) sole dispositive power with respect to 13,370,371 shares and (iv) shared dispositive power with respect to 210,549 shares. Vanguard's address is 100 Vanguard Blvd. Malvern, PA 19355.

Security Ownership of Management

The table below sets forth information regarding beneficial ownership of our outstanding common stock as of April 13, 2026, by (i) each Named Executive Officer (as defined above), (ii) each member of our Board of Directors, and (iii) all of our Named Executive Officers and directors as a group. Unless otherwise stated below, the principal address of each person is c/o Janus Henderson Group plc, 201 Bishopsgate, London EC2M 3AE, United Kingdom.

Name	Shares of Common Stock Beneficially Owned[1]	
	Number	Percentage
John Cassaday, Chair of the Board of Directors	20,693	*
Ali Dibadj, CEO and Director	130,683	*
Brian Baldwin, Director[2]	0	*
Kalpana Desai, Director	32,276	*
Kevin Dolan, Director	23,729	*
Eugene Flood Jr., Director	20,961	*
Josh Frank, Director[3]	0	*
Alison Quirk, Director	13,037	*
Leslie F. Seidman, Director	12,885	*
Angela Seymour-Jackson, Director	27,495	*
Anne Sheehan, Director	13,368	*
William Cassidy, Chief Technology Officer	7,476	*
Michelle Rosenberg, Chief Administrative Officer and General Counsel	61,966	*
Roger Thompson, Chief Financial Officer	100,854	*
All Directors and Named Executive Officers as a Group (14 Persons)	**32,333,223[4]**	**21%[4]**

* Less than 1% of the outstanding shares.

[1] Ownership, both direct and indirect, is based on 154,075,608 shares outstanding as of April 13, 2026. Unvested PSUs and RSUs are excluded from this table, but unvested RSUs that will vest within 60 days of April 13, 2026, and any shares that may be acquired upon the exercise of options within 60 days of April 13, 2026, are included.

[2] Mr. Baldwin is a Partner at Trian, which beneficially owns an additional 31,867,800 shares. Mr. Baldwin disclaims beneficial ownership of these additional shares held by Trian.

[3] Mr. Frank is a Partner at Trian, which beneficially owns an additional 31,867,800 shares. Mr. Frank disclaims beneficial ownership of these additional shares held by Trian.

[4] Includes 31,867,800 shares beneficially owned by Trian and affiliates, as described in footnote (1) to the table under "*Security Ownership of Principal Shareholders*." Each of Mr. Baldwin and Mr. Frank disclaims beneficial ownership of these shares held by Trian.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of JHG's common stock to file reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of copies of such reports, we believe that our directors and executive officers timely complied with the requirements of Section 16(a) of the Exchange Act during fiscal year 2025 with the exception of one Form 4 for each member of the Board that was filed late due to an administrative error.

OUR EXECUTIVE OFFICERS

In addition to Ali Dibadj, whose information is set forth above under "Board Nominee Biographies," below is a list of our executive officers as of the date of this Proxy Statement.



WILLIAM CASSIDY
Chief Technology Officer

Age 54

William (Bill) Cassidy is Chief Technology Officer at Janus Henderson Investors, a position he has held since 2024. He is responsible for all aspects of the Global Technology program, including developing future technology strategy and fostering innovation across the Company, and is a member of the Company's Executive Committee. Prior to joining Janus Henderson, Mr. Cassidy held several roles at New York Life Insurance Company from 2018, most recently as Senior Vice President, Global Chief Information Officer from 2021. Before that, he was Global Head of Reference Data at Och-Ziff Capital Management (now Sculptor Capital Management) from 2014 and Managing Director, Chief Information Officer from 2015. Prior to Sculptor Capital Management, Mr. Cassidy was Managing Director and Global Head of Data and Index Services at BlackRock from 2014; Senior Development Manager, Back Office Platforms at Western Asset Management Company from 1999; and began his career as an analyst at Goldman Sachs in 1992 and before becoming Vice President, Information Technology in 1997.

Mr. Cassidy received a BS in Computer Mathematics with a minor in Economics from Long Island University (*magna cum laude*). He has 32 years of financial industry experience.



GEORGINA FOGO
Chief Risk Officer

Age 51

Georgina Fogo is Chief Risk Officer at Janus Henderson Investors, a position she has held since joining the Company in 2018. She is responsible for the Global Risk and Compliance functions and is a member of the Company's Executive Committee. She came to Janus Henderson from BlackRock, where she served in various roles since 2009, most recently as Managing Director and Global Chief Compliance Officer from 2015. Prior to BlackRock, she had numerous positions with Barclays Global Investors Limited (BGI) from 2002, the last being Principal, Head of Product Advisory Compliance based in San Francisco. Earlier, she was with Merrill Lynch Investment Managers in various roles from 1998.

Ms. Fogo received a BA in History and Political Science and an MA (*honors*) in Political Science from the University of Auckland, New Zealand. She holds the Investment Management Certificate and has over 26 years of financial industry experience.



SUKH GREWAL
Chief Financial Officer

Age 36

Sukh Grewal is Chief Financial Officer at Janus Henderson Investors, a position he has held since April 1, 2026. He oversees Finance and Innovation and continues to lead Strategy and Corporate Development, a role he has held since 2022, and is a member of the Company's Executive Committee. Prior to joining the Company, Mr. Grewal held several roles at AllianceBernstein from 2020, most recently as Director of Strategy and Corporate Development from early 2022. Previously, he was Director, M&A and Corporate Strategy at Guggenheim Partners from 2015 and held analyst roles at Apollo Global Management from 2013 to 2015 and Greenhill & Co. beginning in 2011.

Mr. Grewal received a BS in Finance and Management from New York University, Stern School of Business. He has 15 years of financial industry experience.



MEGAN PODZOROV
Chief People Officer

Age 43

Megan Podzorov is Chief People Officer at Janus Henderson Investors. She leads the Company's People department, including global compensation, employee benefits, talent acquisition, people analytics, HR Business Partners, and talent development. She joined the Company as Global Head of Total Rewards & Human Resources Operations in 2023 from AllianceBernstein where she was Senior Vice President of Compensation, Benefits and Human Capital Operations from 2020. Prior to that, she held several roles at Ally Bank from 2010, most recently as Senior Director of Financial Compensation from 2016. Ms. Podzorov held several senior management roles in finance at Patec Communications from 2007 and earlier in her career, worked in business risk and assurance services at Ernst & Young from 2005.

Megan received a BBA degree (*honors*) in Accounting from Niagara University, graduating Delta Epsilon Sigma. She has 15 years of financial industry experience.



MICHELLE ROSENBERG
Chief Administrative Officer and General Counsel

Age 51

Michelle Rosenberg is Chief Administrative Officer and General Counsel at Janus Henderson Investors. Previously, she was Senior Vice President, Head of Legal, North America from 2017 and became General Counsel and Company Secretary in 2018 before assuming her current role in 2024. Before this, Ms. Rosenberg was Deputy General Counsel of Janus Capital Group. In her current role, she is responsible for global oversight of the Legal, Corporate Communications, Brand, Creative and Digital, Corporate Marketing, Client Experience, Corporate Affairs, Internal Audit, and Corporate Secretariat teams. She is President and Chief Executive Officer of the Janus Investment Fund and the Janus Aspen Series. She represents Janus Henderson with global regulators and industry groups and serves several management committees, including the Company's Executive Committee. She also sits on the Board of Trustees for Bates College and is a member of the Board of Directors for ICI Mutual Insurance Company. Earlier, Ms. Rosenberg worked at Fidelity Management & Research Company supporting legal initiatives, including investment advisory and investment company issues.

Ms. Rosenberg received a BA degree from Bates College and a Juris Doctorate from the University of Florida, Levin College of Law. She has over 27 years of financial industry experience.

PROPOSAL 4

RENEWAL OF THE BOARD'S AUTHORITY TO REPURCHASE COMMON STOCK

The Board believes that it is advantageous to renew the authority for the Company to repurchase its own shares in certain circumstances. Under our Articles of Association, the Company may repurchase its own shares subject to and in accordance with the Companies (Jersey) Law 1991 ("***Jersey Companies Law***"), which generally requires authorization by a special resolution approved by shareholders. Accordingly, the Board proposes to seek this authority in a form consistent with the Jersey Companies Law and US securities laws.

Proposal 4, which will be proposed as a special resolution in accordance with Jersey law, seeks shareholders' approval of the purchase by the Company of a maximum number of shares which is 15,407,560, representing approximately 10% of the issued share capital of the Company as of April 13, 2026.

The authority sought by this resolution will expire upon the earliest of (i) the conclusion of the Company's 2027 Annual Meeting, (ii) November 1, 2027, or (iii) the closing of the Proposed Merger.

The Board does not intend to approve share repurchases while the Proposed Merger remains pending and would only exercise this authority in the event that the Proposed Merger fails to close or is terminated. In such event, the Board would continuously review a possible repurchase of shares, taking into account the Company's financial position, share price and other investment opportunities. The Board would use this authority only if it believes at the time that such purchase would be in the best interests of shareholders generally.

Any purchases of common stock would be by means of market purchases. The special resolution below sets the maximum and minimum prices for any such purchases. Common stock purchased under this authority may be held as treasury shares. The Jersey Companies Law allows the Company to purchase and hold treasury shares in its issued capital rather than cancelling those shares. Treasury shares do not carry voting rights and have no entitlement to dividends. Treasury shares may be cancelled, sold, or used to meet the Company's obligations under its

employee share plans. Any shares of common stock purchased, but not held as treasury shares, would be cancelled.

As of April 13, 2026, pursuant to the authority approved by shareholders at the 2025 Annual Meeting, the Company repurchased on the open market 5,982,404 shares of common stock since the 2025 Annual Meeting. Purchases include shares repurchased as part of the corporate buyback program and for the purpose of making grants to executives and employees. Such authority will expire at the close of the 2026 Annual Meeting, unless renewed by shareholders.

The text of the resolution in respect of Proposal 4 (which is proposed as a special resolution) is as follows:

RESOLVED, that, pursuant to Article 57 of the Companies (Jersey) Law 1991, the Company be and is hereby generally and unconditionally authorized to make purchases on a stock exchange of its common stock, subject to the following conditions:

- the maximum number of shares of common stock authorized to be purchased is 15,407,560;
- the minimum price (exclusive of expenses) that may be paid for a share of common stock is $1.50 par value per share;
- the maximum price (exclusive of expenses) that may be paid for each share of common stock is an amount that is equal to 105% of the average closing stock price of the preceding five trading days on the New York Stock Exchange;
- this authority shall expire upon the earliest of (i) the conclusion of the Company's 2027 Annual Meeting, (ii) November 1, 2027, or (iii) the closing of the Proposed Merger;
- a contract to purchase shares under this authority may be made before this authority expires, and concluded in whole or in part after this authority expires; and
- pursuant to Article 58A of the Companies (Jersey) Law 1991, the Company may hold as treasury shares any shares of common stock of the Company purchased pursuant to the authority conferred in this resolution.

Vote Required and Recommendation

As a special resolution, this proposal will be approved if the number of votes cast "FOR" equals or exceeds two-thirds of the total number of votes cast on this matter. Abstentions and broker non-votes are not considered votes cast and will not impact the outcome of this proposal.

 Our Board of Directors recommends that shareholders vote FOR the special resolution granting authority to repurchase common stock

REAPPOINTMENT AND REMUNERATION OF AUDITORS

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the Company's auditors. The Audit Committee has appointed PricewaterhouseCoopers ("***PwC***") to serve as our auditors for the year ending December 31, 2026, unless the closing of the Proposed Merger occurs prior to such date, and we are asking shareholders to ratify this appointment.

The Audit Committee annually evaluates the auditor's qualifications, performance, and independence in connection with its determination as to whether to retain PwC or consider other firms. Certain key factors that the Audit Committee considers as part of this evaluation include PwC's audit quality and performance, professional qualifications, global capabilities, institutional knowledge, expertise and industry experience, independence, appropriateness of fees relative to both efficiency and audit quality, external data on audit quality and performance, the benefits of tenure versus fresh perspective, and the potential impact of changing auditors. Based on its annual review, the Audit Committee believes that the continued retention of PwC as our auditors is in the best interests of the Company and our shareholders. Therefore, the Audit Committee has reappointed PwC, which has served as the Company's auditors since 2019, to serve as the Company's auditors for 2026.

Pursuant to the Jersey Companies Law, shareholders are required to approve the reappointment of the Company's auditors each year, and the appointment runs until the conclusion of the next annual general meeting (unless the auditors are removed by resolution of shareholders in a general meeting). Shareholders are also requested to ratify the appointment of PwC as the Company's independent registered public accounting firm for purposes of US securities laws for the fiscal year ending December 31, 2026, unless the closing of the Proposed Merger occurs prior to such date, and to authorize the directors to determine the fees to be paid to the auditors.

The text of the resolution in respect of Proposal 5 (which is proposed as an ordinary resolution) is as follows:

RESOLVED, that PricewaterhouseCoopers LLP be appointed as the auditors of the Company from the conclusion of this 2026 Annual Meeting until the conclusion of the Company's 2027 Annual Meeting, that the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for purposes of United States securities law reporting for the year ending December 31, 2026, be ratified, and that the directors be authorized to determine the fees to be paid to the auditors.

Representatives of PwC are expected to be present at the 2026 Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

Vote Required and Recommendation

As an ordinary resolution, this proposal will be approved if the number of votes cast "FOR" exceeds 50% of the total number of votes cast on this matter. Abstentions and broker non-votes are not considered votes cast and will not impact the outcome of this proposal.

 Our Board of Directors recommends that shareholders vote <u>FOR</u> the reappointment of PwC as our auditors and registered public accounting firm and to authorize our Board to determine auditor fees

Pre-Approval Policy

All services performed by PwC were approved in accordance with the approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax and other services that our independent auditor may perform. Under the policy, any service to be provided to the Company by its independent auditor must be pre-approved by the Audit Committee. Generally, pre-approval is provided at regularly scheduled committee meetings, however, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Audit Committee Chair. The Audit Committee Chair must update the Audit Committee at the next regularly scheduled committee meeting of any services that were granted specific approval.

In determining whether to pre-approve the provision by PwC of a permissible non-audit service, the Audit Committee considers the facts and circumstances of the engagement, including other non-audit services provided by PwC and the fees for those services, and whether the provision of the non-audit service by PwC could impair the independence of PwC with respect to Janus Henderson. The Audit Committee also considers whether PwC is best positioned to provide the service because of its familiarity with our business, culture, accounting systems, risk profile, and other factors, and whether there are alternatives reasonably available to us and the cost of those alternatives. The Audit Committee generally approves a narrow range of fees associated with each proposed service to incorporate appropriate oversight and control of the independent auditor relationship.

At each meeting, the Audit Committee reviews the status of services and fees incurred year-to-date against the original approved services and the forecast of remaining services and fees for the fiscal year.

Fees Incurred for Auditor

The following table shows the fees paid or accrued by the Company and its consolidated funds for audit and other services provided by PwC for fiscal years ended December 31, 2025 and 2024:

	2025	2024
Audit fees[1]	$ 5,985,395	$ 5,089,994
Audit-related fees[2]	567,821	543,477
Tax fees[3]	13,392	63,688
All other fees[4]	1,429,560	880,949
TOTAL	**$ 7,996,168**	**$ 6,578,108**

[1] Audit services consisted of the audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, reviews of the condensed consolidated financial statements included in its quarterly reports on Form 10-Q, attestation work required by Section 404 of the Sarbanes-Oxley Act of 2002, and other audit services that are normally provided in connection with statutory or regulatory filings.

[2] Audit-related fees comprise assurance and related services that are traditionally performed by the independent auditor. For the period shown, audit-related services consisted of financial accounting and SEC reporting consultations, issuance of consent letters, audit of the Company's benefit plans, and other audit services not required by statute or regulation.

[3] Tax compliance fees consisted of tax return filings for certain foreign jurisdictions and assistance with tax audits and miscellaneous state and federal income tax-related issues.

[4] All other fees are associated with our ETFs and fees associated with the Finance Conduct Authority (FCA) Client Assets Sourcebook (CASS) audit.

The Audit Committee has considered the nature of these services and concluded that these services may be provided by PwC without impairing its independence.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in its oversight of the Company's financial reporting process. The Audit Committee's responsibilities include, among others: (i) overseeing the integrity of the Company's financial statements and internal control over financial reporting; (ii) evaluating the qualifications, independence, and performance of the Company's independent auditors; (iii) reviewing the organizational structure and qualifications of the members of the Company's Internal Audit department; and (iv) obtaining reports from management and the independent auditors concerning the Company's compliance with applicable legal and regulatory standards.

Management is responsible for the Company's internal control over financial reporting, the financial reporting process, and the Company's Consolidated Financial Statements. PwC is responsible for performing an independent audit of the Company's financial statements and expressing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to provide independent oversight of the financial reporting and audit processes. For more information about our Audit Committee's responsibilities, see our Audit Committee Charter, which is available on the Company's website at ir.janushenderson.com under "Governance – Policies & Statements."

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements for the year ended December 31, 2025. The Audit Committee also has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC.

The Audit Committee has received the written disclosures and the letter from its independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the SEC.

The Audit Committee

Leslie F. Seidman (Chair)
Kalpana Desai
Kevin Dolan
Anne Sheehan

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

When and where will the 2026 Annual Meeting be held?

The 2026 Annual Meeting will be held on Friday, May 29, 2026, at 9:00 a.m. (Denver time) at our Denver office, located at 151 Detroit Street, Denver, Colorado 80206, USA.

How do I attend?

To attend the 2026 Annual Meeting in person, you must be entitled to vote, as described below. If you cannot attend the Meeting in person, you can listen to the Meeting via a listen-only webcast. A link to the webcast will be accessible from www.janushenderson.com/AGM2026 prior to the Meeting.

Shareholders also can listen to the Meeting via a listen-only dial-in by calling:

United States and Canada	800 245 3047 (toll free)
United Kingdom	0800 048 7798 (toll free)
All other countries	+1 203 518 9765
Conference ID	JHGROUP

Because the webcast and dial-in will be listen-only, listening to the webcast or dial-in will not constitute formal attendance at the 2026 Annual Meeting and you will not be able to vote or ask questions through the webcast or dial-in. Please submit your proxy voting instructions as soon as possible through one of the methods described below to ensure your votes are counted at the Meeting.

When is the Record Date?

The Record Date is April 13, 2026. On that date, the Company had 154,075,608 shares of common stock outstanding and entitled to vote. Each share of our common stock entitles the holder to one vote.

Who may vote?

You are entitled to vote or direct the voting of your shares if, on the Record Date, you were a:

- shareholder of record or a beneficial owner of shares in "street name" as of 5:00 p.m. (New York time);
- holder of Janus Henderson Depository Interests ("*UK DIs*") through CREST as of 5:00 p.m. (London time); or
- holder of UK DIs via the Janus Henderson Corporate Sponsored Nominee Facility ("*CSN*") as of 5:00 p.m. (London time).

How do I vote?

There are different voting procedures depending on whether you hold your Company shares as common stock listed on the NYSE or UK DIs held through CREST or via the CSN. To vote, please:

- read the following instructions carefully to understand the voting arrangements that apply to you; and
- submit your proxy or voting instructions by the times detailed in the "*What are the voting deadlines*" section below.

Holders of Common Stock Listed on NYSE

Shareholders of Record. You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent. You can submit your proxy using any of the methods described below prior to the applicable deadline. For information on the applicable deadline, please see "*What are the voting deadlines*?" below.

 **By Internet.** You may submit your proxy online at www.investorvote.com/JHG or by scanning the QR code provided on the proxy card or Notice of Internet Availability of Proxy Materials. You will need the Control Number provided on your proxy card or the Notice of Internet Availability of Proxy Materials.

 **By Telephone.** You may submit your proxy by phone 24 hours a day by calling 1-800-652-8683.

 **By Mail.** If you received your proxy materials by mail, you may submit your proxy card by using the enclosed postage-paid envelope.

 **At the Meeting.** Submitting a proxy now will not limit your right to change your vote at the 2026 Annual Meeting if you attend the Meeting in person. For information about attending the Meeting, please see "*How do I attend?*" above.

Beneficial Owners. If your shares of common stock were not held directly in your name at the close of business on the Record Date but rather in an account with a broker, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and have the right to instruct your broker on how to vote your shares. To do so, you must provide voting instructions to your broker by the deadline provided in the proxy materials you receive from your broker. If you do not provide voting instructions to your broker by the applicable deadline, your broker may vote your shares on your behalf only with respect to Proposal 5 – Reappointment and Remuneration of Auditors. **Your broker is not permitted to vote on Proposals 1 through 4 if you do not provide voting instructions.**

401(k) Participants. If you hold your common stock through the Janus Henderson Group plc 401(k) Plan, you may submit your proxy online at www.investorvote.com/JHG by the applicable voting deadline. Please refer to your voting instruction form for additional information on how to vote. For information on the applicable deadline, please see "*What are the voting deadlines?*" below.

Holders of UK Depositary Interests

If you are a holder of UK DIs through CREST or via the CSN, your holding represents an entitlement to vote your underlying shares of common stock by directing Computershare how to vote as your proxy using any of the methods described below. For information on the applicable deadline, please see "*What are the voting deadlines?*" below.

 **By Internet.** You may submit your voting instruction online at www.investorcentre.co.uk/eproxy. You will be asked to enter the Control Number, your SRN, and your unique PIN which are detailed on the accompanying Form of Instruction (CREST) or Form of Direction (CSN). Alternatively, if you hold your UK DIs through CREST you may submit voting instructions through the CREST electronic voting appointment service by using the procedures described in the CREST manual (available from www.euroclear.com).

 **By Mail.** If you received your proxy materials by mail, you may submit your voting instruction by returning your Form of Instruction (CREST) or Form of Direction (CSN) using the enclosed postage-paid envelope.

 **At the Meeting.** If you would like to attend and vote in person at the 2026 Annual Meeting, please inform Computershare at csnditeam@computershare.co.uk, who will provide you with a Letter of Representation with respect to your UK DI holding that will enable you to attend and vote the shares underlying your interests at the Meeting on Computershare's behalf. Your completed Letter of Representation must be delivered to a Computershare representative on Friday, May 29, 2026, before the Meeting commences at 9:00 a.m. (Denver time).

What are the voting deadlines?

Holding Type	Voting via Internet	Voting via Telephone	Voting via Mail
Common Stock	11:59 p.m. (Denver time) on Thursday, May 28, 2026[1]	11:59 p.m. (Denver time) on Thursday, May 28, 2026	11:59 p.m. (Denver time) on Thursday, May 28, 2026
UK DIs (CREST)	9:00 a.m. (London time) on Tuesday, May 26, 2026	N/A	9:00 a.m. (London time) on Tuesday, May 26, 2026
UK DIs (CSN)	9:00 a.m. (London time) on Friday, May 22, 2026	N/A	9:00 a.m. (London time) on Friday, May 22, 2026

[1] *Holders of common stock through the Janus Henderson Group plc 401(k) Plan must submit their votes before 9:00 a.m. (New York time) on Wednesday, May 27, 2026.*

What happens if I do not give specific voting instructions?

If you are a shareholder of record, your proxy may vote in his or her discretion with respect to any proposal for which you fail to provide voting instructions on. In addition, if you appoint the Chair of the Meeting, CEO, or Company Secretary as your proxy and fail to provide voting instructions, the Chair intends to vote your shares in accordance with the Board's recommendations.

If you are a beneficial owner of common stock and fail to provide voting instructions to your broker, then your broker may vote your shares on your behalf only with respect to Proposal 5 – Reappointment and Remuneration of Auditors. **Your broker is not permitted to vote on Proposals 1 through 4 if you do not provide voting instructions**, which will result in a so-called "broker non-vote."

If you are a holder of UK DIs and fail to provide voting instructions to Computershare with respect to any proposals, then Computershare is not permitted to vote your shares on those proposals.

What if I change my mind after I vote?

You can revoke your proxy at any time before your shares are voted if you:

- submit a timely later-dated proxy or voting instruction form;
- provide timely subsequent telephone or internet voting instructions; or
- vote in-person at the Meeting.

What happens if other matters come up at the 2026 Annual Meeting?

If you are a shareholder of record or holder of UK DIs, your proxy will have discretion to vote as he or she thinks fit on any other business that may properly come before the Meeting, including amendments to any resolution, and at any adjourned or postponed meeting.

If you are a beneficial owner of common stock, your broker may vote your shares on your behalf only on "routine" matters that may properly come up at the Meeting.

We do not expect any other matters to come up at the meeting.

What constitutes a quorum?

The presence, in person or represented by proxy, of at least one-third of the Company's issued and outstanding shares of common stock (excluding any shares held in treasury) entitled to vote at the Annual General Meeting as of the record date constitutes a quorum.

How is it determined whether a matter has been approved?

In tabulating the voting results, only FOR and AGAINST votes are counted. Broker non-votes and abstentions are counted only for purposes of determining whether a quorum is present.

Proposal		Vote required to elect directors and adopt the other proposals	Board Vote Recommendation
1	Election of Directors	A nominee must receive the affirmative vote of a majority of the votes cast (ordinary resolution for each nominee)	"**FOR**" each director nominee
2	Approval to increase the Cap on Aggregate Annual Compensation for Non-Executive Directors	The affirmative vote of a majority of the votes cast (ordinary resolution)	"**FOR**"
3	Advisory Say-on-Pay Vote on Executive Compensation	The affirmative vote of a majority of the votes cast (ordinary resolution)	"**FOR**"
4	Renewal of the Board's Authority to Repurchase Common Stock	The affirmative vote of two-thirds of the votes cast (special resolution)	"**FOR**"
5	Reappointment and Remuneration of Auditors	The affirmative vote of a majority of the votes cast (ordinary resolution)	"**FOR**"

How does the Proposed Merger impact the 2026 Annual General Meeting?

The 2026 Annual General Meeting does not relate to the Proposed Merger. Completion of the merger is subject to the satisfaction of certain conditions, including shareholder and regulatory approvals. We will be holding a separate special meeting of shareholders to vote on the Proposed Merger. For additional information related to the merger, please refer to Janus Henderson's definitive merger proxy statement and other relevant materials filed with the SEC.

Who pays to prepare, mail, and solicit the proxies?

We will pay the expenses of soliciting proxies. Proxies may be solicited in person or by mail, telephone, and electronic transmission on our behalf by directors, officers, or employees of the Company or its subsidiaries, without additional compensation. We will reimburse brokers and other nominees that are requested to forward soliciting materials to the beneficial owners of the shares they hold of record.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of the proxy materials?

We distribute our proxy materials to most shareholders over the Internet using "Notice and Access" delivery, as permitted by SEC rules. We elected to use this method for most shareholders because it reduces our print and mail costs and the environmental impact of the Meeting. See "*Householding*" below for additional information.

Where can I find the voting results of the 2026 Annual Meeting?

The preliminary voting results will be announced at the 2026 Annual Meeting. The final voting results will be disclosed by the Company in a Current Report on Form 8-K to be filed with the SEC within four business days following the Meeting and made available on the Company's website at www.janushenderson.com/AGM2026.

OTHER INFORMATION

This Proxy Statement includes website addresses and references to additional materials found on those websites. The information on our Corporate Governance webpage, the Responsibility Report, and any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement. Any targets or goals discussed in our Responsibility Report and in this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement and in the Responsibility Report are estimates and may be based on assumptions that turn out to be incorrect.

Forward-Looking Statements

Certain statements in this Proxy Statement not based on historical facts are "forward-looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements involve known and unknown risks and uncertainties that are difficult to predict and could cause our actual results, performance, or achievements to differ materially from those discussed. These include statements as to our future expectations, beliefs, plans, strategies, objectives, events, conditions, financial performance, prospects, or future events, including the expected benefits, timing, and completion of the Proposed Merger. In some cases, forward-looking statements can be identified by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would," and similar words and phrases. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date they are made and are not guarantees of future performance. We do not undertake any obligation to publicly update or revise these forward-looking statements.

Various risks, uncertainties, assumptions, and factors that could cause our future results to differ materially from those expressed by the forward-looking statements included in this Proxy Statement include, but are not limited to, risks and uncertainties associated with the Proposed Merger, as well as risks, uncertainties, assumptions, and factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2025, and in other filings or furnishings made by the Company with the SEC from time to time.

Shareholder Proposals for 2027 Annual Meeting

We will hold our 2027 Annual General Meeting of shareholders only if the Proposed Merger has not already been completed by the date for which our 2027 Annual General Meeting is scheduled.

Shareholders who wish to present a proposal in accordance with SEC Rule 14a-8 under the Exchange Act for inclusion in our proxy materials to be distributed in connection with our 2027 Annual Meeting must submit their proposals in accordance with that rule so they are received by the Company Secretary at the address set forth below no later than the close of business on December 18, 2026. If the date of our 2027 Annual Meeting is more than 30 days before or after May 29, 2027, then the deadline to timely receive such material will be a reasonable time before we begin to print and send our proxy materials. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received. As the rules of the SEC make clear, simply submitting a timely proposal does not guarantee that it will be included in our proxy materials.

Our Articles of Association require that shareholders who intend to propose, outside of Rule 14a-8 under the Exchange Act, any resolution, including nominating candidates for election as directors, at our 2027 Annual Meeting must provide notice of such proposals in writing to our Company Secretary between the close of business on January 29, 2027, and the close of business on February 28, 2027. However, if the date of our 2027 Annual Meeting is more than 30 days before or more than 60 days after May 29, 2027, the shareholder's notice must be delivered in writing (i) no earlier than the close of business on the 120th day prior to the 2027 Annual Meeting and (ii) no later than the close of business on the later of (a) the 90th day prior to such 2027 Annual Meeting or (b) the 10th day after public announcement of the date of such 2027 Annual Meeting is first made by the Company. The notice must set forth the information required by our Articles of Association.

Such proposals should be sent to our Company Secretary in writing to Janus Henderson Group plc, Attn: Company Secretary, 151 Detroit Street, Denver, Colorado 80206, USA. To be included in the Company's proxy materials, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association and must be a proper subject for shareholder action under Jersey law.

In addition to satisfying the foregoing requirements, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide timely notice that sets forth the information required by Rule 14a-19 under the Exchange Act. To the extent any information is required by Rule 14a-19(b) that is not required under our Articles of Association, it must be received by March 30, 2027.

Householding

SEC rules permit companies and intermediaries (such as banks and brokers) to send a single copy of the proxy materials or Notice of Internet Availability of Proxy Materials, as applicable, to two or more shareholders who share the same address, subject to certain conditions. This "householding" rule benefits both the shareholders and the Company by reducing the volume of duplicate information shareholders receive, reducing the Company's printing and mailing costs, and reducing the environmental impact of our meeting. Accordingly, a single copy of the Notice of Internet Availability of Proxy Materials (or proxy materials) will be delivered to multiple shareholders sharing an address, unless contrary instructions have been received from the affected shareholders.

If one set of these documents was sent to your household for the use of all the Company's shareholders in your household and one or more of you would prefer to receive additional sets, or if multiple copies of these documents were sent to your household and you want to receive one set, please contact our transfer agent, Computershare, P.O. Box 43078, Providence, RI 02940-3078, USA; toll-free 866-638-5576; or www.computershare.com/investor.

IF A BROKER, BANK, OR OTHER NOMINEE HOLDS YOUR SHARES, PLEASE CONTACT YOUR BROKER, BANK, OR OTHER NOMINEE DIRECTLY IF YOU HAVE QUESTIONS ABOUT DELIVERY OF MATERIALS, REQUIRE ADDITIONAL COPIES OF THE PROXY MATERIALS, OR WISH TO RECEIVE MULTIPLE COPIES OF THE PROXY MATERIALS, WHICH WOULD REQUIRE YOU TO STATE THAT YOU DO NOT CONSENT TO HOUSEHOLDING.

Presentation of Accounts

Under Jersey law, the directors are required to present the accounts of the Company and the reports of the auditors before shareholders at a general meeting. Therefore, the accounts of the Company for the fiscal year ended December 31, 2025, will be presented to the shareholders at the 2026 Annual Meeting.

Shareholder Inquiries

For shareholder inquiries, please contact the Janus Henderson Group Share Registry.

United States

Janus Henderson Group Transfer Agent
P.O. Box 43078
Providence, RI 02940-3078

T: 866 638 5576 (toll free)
T: +1 781 575 2374

web.queries@computershare.com

United Kingdom

Janus Henderson Group Depositary
Computershare Investor Services
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

T: +44 (0)370 703 0109

web.queries@computershare.co.uk

Janus Henderson Group plc	Company registration number: 101484	ABN: 67 133 992 766
Registered office: 13 Castle Street, St Helier, Jersey JE1 1ES		

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company presents its financial results in US dollars and in accordance with accounting principles generally accepted in the United States of America ("**GAAP**"). However, management evaluates our profitability and our ongoing operations using additional non-GAAP financial measures that exclude costs or benefits that are not part of our ongoing operations. These measures are not in accordance with, or a substitute for, GAAP, and our financial measures may be different from non-GAAP financial measures used by other companies. Management uses these performance measures to evaluate the business, and adjusted values are consistent with internal management reporting. We have provided a reconciliation below of our non-GAAP financial measures to the most directly comparable GAAP measures.

During the fourth quarter of 2025, we recognized significant performance fees from certain of our funds. A material portion of the direct compensation cost generated by this revenue is deferred into future periods on a US GAAP basis. Given the magnitude of this performance fee revenue, the year ended December 31, 2025 adjusted results accelerate the deferred cost of $125.8 million in the same period as the associated revenue to better align the economics created by these performance fees.

		Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
RECONCILIATION OF REVENUE TO ADJUSTED REVENUE						
Revenue	$	3,097.3	$	2,473.2	$	2,101.8
Management fees		(215.7)		(198.9)		(164.8)
Shareowner servicing fees		(209.6)		(194.4)		(172.4)
Other revenue		(136.2)		(139.1)		(118.7)
ADJUSTED REVENUE[1]	**$**	**2,535.8**	**$**	**1,940.8**	**$**	**1,645.9**
RECONCILIATION OF OPERATING EXPENSES TO ADJUSTED OPERATING EXPENSES						
Operating expenses	$	2,120.5	$	1,827.5	$	1,618.1
Employee compensation and benefits[2]		(17.7)		(20.0)		(5.8)
Long-term incentive plans[2]		123.2		(8.1)		(1.2)
Distribution expenses[1]		(556.3)		(520.9)		(455.9)
General, administrative and occupancy[2]		(24.5)		(2.7)		(16.3)
Impairment of assets[3]		(8.1)		—		—
Depreciation and amortization[3]		(13.1)		(3.1)		(1.7)
ADJUSTED OPERATING EXPENSES	**$**	**1,624.0**	**$**	**1,272.7**	**$**	**1,137.2**
Adjusted operating income		911.8		668.1		508.7
Operating margin[4]		31.5%		26.1%		23.0%
Adjusted operating margin[5]		36.0%		34.4%		30.9%
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO JHG TO ADJUSTED NET INCOME ATTRIBUTABLE TO JHG						
Net income (loss) attributable to JHG	$	815.9	$	408.9	$	392.0
Employee compensation and benefits[2]		12.5		8.5		5.8
Long-term incentive plans[2]		(123.2)		8.1		1.2
General, administrative and occupancy[2]		24.5		2.7		16.3
Impairment of assets[3]		8.1		—		—
Depreciation and amortization[3]		13.1		3.1		1.7
Interest expense[6]		1.1		0.3		—

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Investment gains (losses), net[6]	—	0.8	12.5
Other non-operating income (expenses), net[6]	(16.5)	136.9	28.6
Income tax benefit (provision)[7]	15.3	(4.4)	(22.9)
Net loss (income) attributable to noncontrolling interests[8]	(4.8)	(1.2)	—
Adjusted net income attributable to JHG	746.0	563.7	435.2
Less: allocation of earnings to participating stock-based awards	(16.1)	(13.6)	(12.4)
ADJUSTED NET INCOME ATTRIBUTABLE TO JHG COMMON SHAREHOLDERS $	**729.9** $	**550.1** $	**422.8**
Weighted-average common shares outstanding — diluted	152.7	155.8	160.5
Diluted earnings per share[9]	$ 5.23	$ 2.56	$ 2.37
Adjusted diluted earnings per share[10]	$ 4.78	$ 3.53	$ 2.63

[1] We contract with third-party intermediaries to distribute and service certain of our investment products. Fees for distribution and servicing related activities are either provided for separately in an investment product's prospectus or are part of the management fee. Under both arrangements, the fees are collected by us and passed through to third-party intermediaries who are responsible for performing the applicable services. The majority of distribution and servicing fees we collect are passed through to third-party intermediaries. JHG management believes that the deduction of distribution and service fees from revenue in the computation of adjusted revenue reflects the pass-through nature of these revenues. In certain arrangements, we perform the distribution and servicing activities and retain the applicable fees. Revenues for distribution and servicing activities performed by us are not deducted from GAAP revenue. In addition to the adjustments related to distribution and servicing activities, other revenue for the year ended December 31, 2025 and 2024, includes an adjustment related to an employee secondment arrangement with a joint venture. The arrangement is pass-through in nature, and we believe the costs do not represent our ongoing operations.

[2] Reconciling items for the year ended December 31, 2025, primarily include:

- During the fourth quarter of 2025, we recognized significant performance fees from certain of our funds. A material portion of the direct compensation cost generated by this revenue is deferred into future periods on a US GAAP basis. Given the magnitude of this performance fee revenue, the year ended December 31, 2025, adjusted results accelerate the deferred cost of $125.8 million in the same period as the associated revenue to better reflect the overall economics of this arrangement.
- An adjustment to remove $13.6 million of accelerated cloud-based asset amortization related to the strategic decision to transition our investment management platform to Aladdin.
- An adjustment to remove acquisition-related and employee redundancy expenses.
- An adjustment to remove the acceleration of long-term incentive plan expense related to the departure of certain employees.
- An adjustment to remove certain legal and consulting costs related to certain acquisitions and the Merger Agreement.
- An adjustment to remove the expense impact associated with a pass-through employee secondment arrangement with a joint venture.

Reconciling items for the year ended December 31, 2024, primarily include:

- An adjustment to remove the impact of an insurance reimbursement related to a separately managed account trade error that occurred in 2023.
- An adjustment to remove acquisition-related and employee redundancy expenses.
- An adjustment to remove the acceleration of long-term incentive plan expenses related to the departure of certain employees.
- An adjustment to remove the expense impact associated with a pass-through employee secondment arrangement with a joint venture.

Reconciling items for the year ended December 31, 2023, primarily include:

- An adjustment to remove the expense impact of a separately managed account trade error.
- An adjustment to remove employee redundancy expenses and the acceleration of long-term incentive plan expense related to the departure of certain employees.
- An adjustment to remove the rent expense, rent income and other rent-related adjustments associated with subleased office space.

JHG management believes these costs do not represent our ongoing operations.

[3] Investment management contracts have been identified as a separately identifiable intangible asset arising on the acquisition of subsidiaries and businesses. Such contracts are recognized at the net present value of the expected future cash flows arising from the contracts at the date of acquisition. For segregated mandate contracts, the intangible asset is amortized on a straight-line basis over the expected life of the contracts. The amortization of the assets is removed from our adjusted results. JHG management believes these non-cash acquisition-related costs do not represent our ongoing operations. In addition, the reconciliation for the year ended December 31, 2025, includes an adjustment to remove the impairment expense associated with the impairment of certain capitalized costs related to the strategic decision to transition our investment management platform to Aladdin.

[4] Operating margin is operating income divided by revenue.

[5] Adjusted operating margin is adjusted operating income divided by adjusted revenue.

(6) Reconciling items for the year ended December 31, 2025, primarily include:

- An adjustment to remove changes in fair value of acquisition-related contingent consideration, warrants and options.
- An adjustment to remove the reclassification of accumulated foreign currency translation reserves to net income. The reclassification resulted from the liquidation of JHG entities.

Reconciling items for the year ended December 31, 2024, primarily include:

- An adjustment to remove the reclassification of accumulated foreign currency translation reserves to net income. The reclassification resulted from the liquidation of JHG entities.

Reconciling items for the year ended December 31, 2023, primarily include:

- An adjustment to remove a provision for a credit loss and changes in the fair value of contingent consideration related to the 2022 sale of Intech.
- An adjustment to remove the impact of correcting an error associated with previously recognized earnings of an equity method investment.
- An adjustment to remove the reclassification of accumulated foreign currency translation reserves to net income. The reclassification resulted from the liquidation of JHG entities.

JHG management believes these costs do not represent our ongoing operations.

(7) The tax impact of the adjustments is calculated based on the US or foreign statutory tax rate as they relate to each adjustment. Certain adjustments are either not taxable or not tax deductible. Adjustments for the year ended December 31, 2023, were also impacted by the change to our state tax rate. As a result, the US deferred tax assets and liabilities were revalued from 23.9% to 23.5%, creating a non-cash deferred tax benefit of $8.8 million.

(8) Adjustments for the years ended December 31, 2025 and 2024, include the noncontrolling interest on amortization of acquisition-related intangible assets. JHG management believes these non-cash and acquisition-related costs are not representative of our ongoing operations.

(9) Diluted earnings per share is net income attributable to JHG common shareholders divided by weighted average diluted common shares outstanding.

(10) Adjusted diluted earnings per share is adjusted net income attributable to JHG common shareholders divided by weighted average diluted common shares outstanding.

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